10/16

06017677

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Koninklijke Numico NV

*CURRENT ADDRESS P.O. Box 75538
1118 ZN Schiphol Airport
The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 26 2006
THOMSON FINANCIAL

FILE NO. 82- 5015

FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: OBS
DATE: 10/19/06



NUMICO 2005

ANNUAL REPORT

82-05...

12-31-05
AR/S

NUMICO

KEY FIGURES & PERFORMANCE

Key figures[1]

Net sales by division € million



	2005	2004	2003
Baby Food	**1,314**	1,115	1,058
Clinical Nutrition	**674**	602	542
Discontinued businesses	**–**	5	1,551
Total	**1,988**	**1,722**	**3,151**

Net sales by region € million



	2005	2004	2003
Western Europe	**1,317**	1,160	1,151
Eastern Europe	**323**	257	223
Asia-Pacific	**265**	228	238
Rest of the world	**83**	77	1,539
Total	**1,988**	**1,722**	**3,151**

Operating profit before amortisation[2] € million



	2005	2004	2003
Baby Food	**234**	207	184
Clinical Nutrition	**185**	167	155
Discontinued businesses	**–**	(2)	65
Non-allocated	**(45)**	(40)	(39)
Total	**374**	**333**	**365**

Number of employees at year end in FTEs



	2005	2004	2003
Western Europe	**4,560**	4,717	5,042
Eastern Europe	**2,470**	2,256	1,955
Asia-Pacific	**3,196**	3,577	3,350
Rest of the world	**290**	679	542
Total	**10,516**	**11,229**	**10,889**

Balance sheet € million

	2005	2004	2003
Assets	**3,536**	1,514	1,616
Shareholders' equity	**680**	(302)	(469)
Trade working capital	**225**	216	220

Net debt position
€ million


515
939
1,069
05
04
03[1]

Net cash flow from operating activities
€ million


262
214
452
05
04
03[1]

Free cash flow
€ million


(99)
114
1,196
05
04
03[1]

[1] Figures for 2005 and 2004 are based on IFRS. 2003 based on Dutch GAAP.

2005 milestones

28 February 2005
Acquisition – agreement to acquire the Mellin baby food business in Italy (completed 23 June 2005)

2 May 2005
Regulatory – tentative settlement reached on 36 ephedra cases in the US

25 May 2005
Divestment – Numico sells dairy manufacturing plant in China

4 July 2005
Focus – completion of three-year manufacturing platform optimisation across Europe

5 August 2005
Shareholding – majority stake in Indonesian subsidiary Sari Husada raised to 94.8%, and later increased to 98.6%

31 October 2005
Responsibility – publication of Numico's first Sustainability Report

3 November 2005
Divestment – sale of baby cereals business in Brazil

14 November 2005
Acquisition – agreement to acquire EAC's baby food business in Asia (completed 2 January 2006)

2005 performance

Net sales by division



- Baby Food 66.1%
- Clinical Nutrition 33.9%

Net sales by region



- Western Europe 66.2%
- Eastern Europe 16.2%
- Asia-Pacific 13.3%
- Rest of the world 4.3%

Baby Food


11.2%
8.4%
5.6%
05[4]
04
03

Sales growth[3]


18.1%
18.8%
18.2%
05
04
03

Return on sales[3]



- Milks 69.1%
- Cereals 11.9%
- Foods 15.5%
- Other 3.5%

Clinical nutrition


12.3%
11.9%
10.0%
05
04
03

Sales growth[3]


27.4%
27.9%
29.3%
05
04
03

Return on sales[3]



- Tube feeding 38.2%
- Sip feeding 32.4%
- Metabolics/allergy 29.4%

[3] Excluding exceptional items, and on a comparable basis, except 2003 (Dutch GAAP at actual rates).

[4] includes impact jars recall.

NUMICO AT A GLANCE

Royal Numico N.V.
We aim to continue the acceleration of Numico's performance as a high-growth, high-margin, specialised-nutrition company; and to continue our success in delivering strong results in line with our bold targets.

Product integrity and food safety remains our first priority.

Baby food

The Baby Food division specialises in food for the healthy growth and development of infants and toddlers (0-3 years old) through an extensive range of safe, nutritionally superior and convenient products. Our brands have been the choice of mothers and their children from generation to generation.

Clinical nutrition

Enteral Clinical Nutrition (ECN) is food used under medical supervision to help patients who cannot benefit from a normal diet. Strong science-based research makes us innovators in specialised nutrition, and our leadership in this high-growth area derives from our unique understanding of the needs of this market and its vulnerable consumers.

R&D and Operations

The R&D organisation is closely aligned behind the core business of the company, and focused on deepening our special understanding of the relationship between nutrition and diseases and health. With these support activities, we work to deliver highest quality products that are safe to use, and to enhance consumer trust and satisfaction.

In Operations, our objective is to deliver the highest quality products with levels of efficiency and cost-effectiveness that set standards for our competitors to follow. Our manufacturing base of 21 supply points is supported by an integrated worldwide procurement and supply chain strategy.

Global footprint

Numico's global presence

- ● **Baby Food**_Market position
- ● **Clinical Nutrition**_Market position

Recent major acquisitions

- A **Mellin**_Italy (June 2005)
- B **Dumex**_China (Jan 2006)
- C **Dumex**_Thailand (Jan 2006)
- D **Dumex**_Malaysia (Jan 2006)



CREATING LONG-TERM GROWTH

MESSAGE FROM THE CEO

Dear Shareholder
In 2005, we reached a major milestone: the achievement of our first year of double-digit growth. This record sales pace was gained through great results from both Baby and Clinical divisions and is a testament to the power of Numico's people and brands.

We view this aggressive growth rate, not as a single year phenomenon, but as an achievable reality for the years to come. This is because we are confident that we have laid a firm foundation in 2005 – through organisational and productivity initiatives and through the successful acquisition of two important Baby Food entities – for sustained future growth.

With this positive momentum and the high potential of the organisation, Numico is now positioned to move to a lasting high-growth phase. Our growth strategy is simple: use our focus as the continuing competitive edge and amplify our organisational commitment to excellence in quality, innovation and productivity.

This means that in 2006 we will invest in the quality of our products, which is the bedrock of Numico's brand and consumer equity. We have made a new multi-year commitment to upgrade all our production facilities to pharma-quality level. We will also continue to improve the audit and traceability of our ingredients sourcing, and work to secure even stricter accountability from our partners and suppliers.

Too, we will continue to focus on bringing leadership and effective innovation to the Baby Food and Clinical Nutrition markets. We have a rich innovation pipeline and a broadened field of opportunities for our products which will help fuel consumer demand and sales growth in the coming years.

Importantly, we plan to make these investments in our future while maintaining our high margins by looking for fresh opportunities to streamline and increase organisational efficiency.

We set an aggressive pace in 2005, which we aspire to meet and exceed in the future. We have named 2006 our Year of Growth, which serves as a signal of Numico's clear commitment to continued strong sales performance, as well as a reminder of the organisational growth we will strive for in quality, innovation and productivity.

With your support, we are one step closer to fulfilling our mission of becoming the high-growth, high-margin specialised nutrition company and achieving lasting success.

Jan Bennink
President and CEO



THE MARKET DYNAMIC

NUMICO IS WELL POSITIONED IN GROWTH MARKETS

Baby Food consumption

	Per capita consumption (kg) Infant milks	Growing up milks	Weaning foods	# Babies '000/Year
France	26		145	766
Italy	14	5	118	560
Poland	22	6	66	362
Russia	7	0	48	1,440
Indonesia	5	9	2	4,288
China	4	2	4	18,000
Turkey	2	1	2	1,400

■ Infant milks ■ Growing up milks □ Weaning foods

Source AC Nielsen, ERC, Internal Data



Nutrition for growth

There are exciting opportunities to significantly grow the baby food category. The same consumer trends driving adult food are also occurring in baby food. Increased interest and awareness around the importance of nutrition means that consumers are demanding healthy products that promote specific benefits. They are also actively looking for quality products in more convenient formats that do not compromise on quality or taste. This is also a category where consumers seek support and endorsement from healthcare professionals and look to premium brands for the trust and reassurance of quality and nutritional expertise.

We see opportunities for significant growth by broadening the baby food category to include everything a child consumes between 0-36 months. Today, 60% of what an average child consumes between 0-36 months consists of food that is not specifically made for infants or toddlers. This increases from 30% in the first year to over 90% in the third year, when a child eats primarily 'adult' food that does not fully meet the nutritional needs of a toddler.

In Western Europe, France was the first market in which a broader range of baby food products was introduced, targeting infants and toddlers. The impact was an 8% market growth between 1999 and 2003, despite a steady birth rate. New products such as toddler milks, ready to eat meals for children from 18 months and fruit purees from 15 months were introduced. As a consequence, the per capita consumption of baby food increased from 160 kg to 187 kg. When we consider that other Western European markets are still at a much lower level, it is clear that there is still enormous growth potential in the baby food category in Western Europe.

Emerging markets also show attractive growth potential. Per capita consumption levels are far lower than in Europe and increasing GDP per capita represent substantial opportunities in markets with high birth rates like China (18 million), Indonesia (4.3 million), Russia (1.4 million) and Turkey (1.4 million).

Unlike Western Europe, Asian markets have substantial Growing Up Milk (GUM), sectors that drive milks from infants to toddlers and extend the equity of the brand up to three years of age and even beyond. The potential of these fast-developing, high-birth markets is emphasised by the fact that China and Indonesia are anticipated to be Numico's two biggest Baby Food markets in 2006, with further high growth potential over the coming years.

Continued ageing population

% of people over 60 years, Western World


50%
30%
10%
12%
20%
30%
1950
1970
1990
2010
2030
2050
Life expectancy
68 yrs
76 yrs
81 yrs

Source United Nations, Victor R. Fuchs (Stanford University), OECD



Nutrition, ageing and disease

Better living conditions and low birth rates mean that many societies are getting older. As they do, the already buoyant market for specialised clinical nutrition continues to expand. The numbers of patients with chronic diseases, such as diabetes, is also continuing to increase significantly. This too is an opportunity. Nutrition has a well-recognised role to play in fighting disease, and healthcare professionals are becoming more convinced of the benefits of specialised products that offering proven benefits to patients. Media coverage on the topic of malnutrition in hospitals and among the elderly will continue to raise awareness at both the community and government level.

Within the pharmacy channel there are two clear dynamics. First, patients and their carers are increasingly ready to take more interest in how to manage their condition, especially in those markets where they are expected to assume more responsibility for their treatment. This gives a tremendous opportunity to begin communicating directly with patients about the benefits of sip feeds, as well as through their healthcare professionals. In addition, many of today's most chronic conditions require long-term use of sip feed products. When a patient needs to consume a sip feed for months or even years, then it becomes critically important to enhance product acceptability in terms of palatability, flavour, product texture, choice and service.

In the managed hospital environment, the demand for clinical nutrition products continues apace, but with considerable pressure on price. This drives the need to add more value to tube feeding and delivery, as well as to keep costs as low as possible through operational efficiencies.

Budget-conscious healthcare authorities are also beginning to recognise that it costs less to support a tube feed patient outside the hospital – as well as being more normal for the patient. There is a clear opportunity for businesses able to offer safe and reliable support services under the banner of Homecare, and thus become a differentiator in the marketplace.

For patients with lifelong conditions like metabolic disorder or food allergy, there is a growing demand for products that taste and satisfy more like conventional foods, even though the special nutrition they provide is a medical necessity. Although such patient groups are often small in number, together they have a strong voice in demanding improved products, and services that respond to their desire to lead as normal a life as possible.

THE NUMICO STRATEGY: HIGH GROWTH THROUGH INDUSTRY LEADERSHIP

through our understanding of nutrition and our focus on the special nutrition needs of vulnerable consumers – babies and those who are sick or elderly. Within these specialised categories, baby food for the 0-3 age range and enteral clinical nutrition, our strategy is to concentrate only on those markets where our strong brands have or can win a #1 or #2 leadership position.

Because of our high reputation for product integrity and food safety, we are able to build our success on the best possible foundation – the confidence of our consumers and the trust of healthcare professionals. Beyond the high nutritional value of our foods, we pay special attention to enhancing convenience and taste. In clinical nutrition we also focus on extending the availability of our products across the healthcare spectrum.

By applying our category expertise in both mature and in emerging markets, we continue to find and to exploit broader consumption opportunities for our high-growth, high-margin product portfolio. In 2005, our organic growth rate (net sales) was a record 11.9%, up from 9.6% in the prior year. With a significantly strengthened international management team to drive our marketing efforts, we have high expectations for 2006.


FORTISIP
ARÔME ORANGE
SABOR NARANJA
NUTRICIA

New plastic bottle for sip feeds
Compliance is an issue for many sick patients who need regular nutritional support to help them fight their condition, but who lack appetite. Numico conducted in-depth research into the needs of these consumers and those that care for them, and we also sought the perspective of healthcare professionals. When it became clear that a much more consumer-friendly packaging format was needed, we developed a new best-in-class, plastic bottle for all our sip feeds.

The bottle is ergonomically designed for convenience and ease of use – easier to open and close, easier to hold, easier to pour into a glass. These are especially important benefits for the mostly elderly consumers who drink our sip feeds. The new bottle is also appealing and colourful, making a more pleasurable experience for the patient.


Fortimel®
Sabor Fresa
Arôme Fraise
Aardbeiensmaak
Suplemento nutricional hiperproteico
Produit de nutrition clinique orale hyperprotidique et hyperénergétique
Aanvullende eiwitrijke dieetvoeding
Nuevo envase
Emballage amélioré
Vernieuwde verpakking
NUTRICIA
NUTRI DRINK
NUTRICIA

The new plastic bottle is already available in several markets, and will be rolled out worldwide in 2006. We are proud to lead the industry with this consumer-led innovation.

THE NUMICO STRATEGY: ACCELERATED GROWTH THROUGH FOCUSED INNOVATION

growth of our brands and securing their long-term future. We believe there are significant opportunities to expand our markets by introducing products that focus on enhanced nutritional value and greater consumer convenience.

In Baby Food, the innovation pipeline is developed in support of our 'share-of-stomach' strategy, with successful recent introductions in Europe of toddler milk, fruit cups and ambient ready meals.

Our core infant milk formula business has seen a breakthrough innovation with our new EaZypack format. 2006 will also see the launch of a broader range of convenient liquid formulas, and significantly improved, immunity strengthening formulations for our youngest consumers.

In Clinical Nutrition, 2005 heralded the move to more convenient plastic bottles for our sip feed patients, and a new pump which will form the heart of an integrated brand offering in our tube feeding business. A special focus was given to accelerating our high-performance categories in metabolics and neo-natal allergy.

A promising pipeline for specific disease areas such as diabetes, HIV and Alzheimer's is being readied for roll-out over the next three years.


Nutrilon

EaZypack for infant formula
Research among mothers in Germany, Netherlands and the UK showed low consumer satisfaction with the packaging formats of infant milks. Safety and ease of use were key priorities. Responding to this challenge, we developed a format that improved significantly on other packaging on the market.

This has been a major consumer success, driving impressive growth in Poland and the UK as well as winning major design awards. EaZypack will be rolled out across the rest of our milks portfolio in Europe and Asia over the next 18 months.

A safe and re-sealable click closure.

The ability to open with one hand.

Easy and neat storage.


Nutrilon
NUTRICIA
Forte
voor hongerige baby's
2

A built-in scoop storage.

A wider opening to give easy access to the powder and improve the ease of opening.

A built-in leveller to replace levelling the powder with a knife.

THE NUMICO STRATEGY: BREAKTHROUGH GROWTH THROUGH BOLD EXPANSION

business structure of Numico by divesting all non-core businesses, and rationalised our portfolio on the basis of high-growth, high-margin criteria. We have streamlined our cost structure, closing eight out of 16 Baby Food plants, and two Clinical Nutrition plants in Western Europe, while maintaining an aggressive cost-savings programme across the board to support our margin levels. With a highly motivated management team and greatly improved net debt and working capital levels, we now have a springboard for accelerated organic growth across our portfolio. Importantly, our strengthened organisation and financial position have now given us the capacity and the fuel to invest in opportunities that offer the best potential for transformative upside growth.

Two breakthrough opportunities in Baby Food were announced in 2005, with the acquisition of the Italian company Mellin (completed in June 2005) and of EAC's Dumex businesses in China, Thailand, Malaysia and elsewhere (completed in January 2006). With the addition of these new businesses, Numico has a more-balanced worldwide Baby Food portfolio, with a leading position in the high-potential markets of Asia-Pacific.


Dumex
mamex
GOLD
RUMUSAN SUSULAN
Follow-up Formula
SA+
AA&DHA
2

Dumex nutritional products for infants and children are a household name in Malaysia and Singapore. Launched more than 45 years ago, the Dumex range has emerged as a leading brand in both markets, and has been introduced with success into Thailand (1962), Vietnam (1992) and China (1993). Mamex/Mamil Gold, a range of premium-priced infant and growing up milk products under the Dumex master brand, was launched in 2003. It is now one of the fastest-growing brands in the market and will be a key driver in growing Numico's Asia-Pacific business.

The Dumex master brand logo was launched across the Asia-Pacific region in mid-2005, and is featured prominently and consistently throughout the product range.


Dumex®
多美滋®
多领加™
dupro™
延续较大婴幼儿配方奶粉
新
✓强化胆碱
✓DHA
✓低聚糖
✓核苷酸
✓β-胡萝卜素
领智
2


Dumex
mamil
GOLD
Milk Formula
3

and Clinical Nutrition divisions achieved double-digit organic sales growth in 2005."

EXECUTIVE BOARD

Ajai Puri 1953
President, Research & Development and Product Integrity

Chris Britton 1957
President, Baby Food

Rudy Mareel 1963
President, Clinical Nutrition

Niraj Mehra 1954
President, Operations

Jan Bennink 1956
President and Chief Executive Officer



Jean-Marc Huët 1969
Chief Financial Officer

Mark Wilson 1952
President, Dumex*



Our momentum year 2005 was one of progress and achievement, as we began to see the fruits of our strategy to transform the company's prospects by focusing on the high-growth high-margin business of specialised nutrition. The strong performance and outstanding results from both our Baby Food and Clinical Nutrition divisions in the 12 months under review were the natural outcome of our strategy, and we see every opportunity to continue on this strong growth path in the future.

Industry leadership
The acceleration of performance across the business vindicates our strategy to focus only on those markets where we have or see the potential for a #1 or #2 competitive position. For the first time, both our divisions achieved double-digit organic sales growth in 2005. In Baby Food this growth was mainly volume-driven and it came out of every region, with particularly strong performances from leadership markets like the UK and Ireland in Western Europe; Turkey, Russia and Poland in Eastern Europe; and Indonesia in Asia-Pacific. In Clinical Nutrition volume growth was even more pronounced, driven by gains in the UK, France, Italy and Brazil.

Focus
We continued in 2005 to sharpen and refine our Baby Food portfolio. Operationally, we completed the optimisation of our industrial footprint in Europe. In our markets, we successfully managed a partial divestiture of China, and closed our Brazilian baby cereal business. We also strengthened control of our Sari Husada subsidiary in Indonesia, increasing our shareholding to 98.6%.

People
We understand the importance of expanding our organisational capacity to match the fast growth of our business, and the need to have the right skills in place for the future. Across both our business divisions we worked to significantly strengthen our organisation in 2005, appointing 15 new General Managers, and 25 new Marketing Directors. We also made progress in our commitment to social responsibility and to transparency in our business by publishing Numico's first Sustainability Report.

Innovation
Our EBITA margin development remains stable, and we are experiencing healthy cash flow generation while continuing to reduce our trade working capital. Savings like these give us the fuel to develop and to market the innovations that we need to better serve our vulnerable consumers. In 2005 we began the introduction of convenient plastic bottles for all our Clinical Nutrition sip feeds, and a completely new pump for our tube feeds. Innovations in Baby Food such as toddler milk and Fruit Cups, along with prebiotic formulations and new packaging in infant milk formula, amounted to one-third of total sales.

Bold expansion
We announced two important Baby Food acquisitions in 2005, strengthening our position in key markets. In Italy, the Mellin brand, together with our existing Milupa business, makes us a competitive #2 player, and we have moved quickly to integrate and build up the management teams. The addition of the Dumex brands will make us a leadership contender in Asia-Pacific, with motivated and experienced management teams already in place, and major opportunities to grow already strong positions in China, Thailand and Malaysia.

Conclusion
Our high-growth high-margin strategy continues and we see a clear path to success. Our core businesses are ready to continue strong organic growth – in both mature and emerging markets. It has been a great year, and we are grateful to management and employees around the world for their hard work and their enthusiasm.

BABY FOOD

momentum as our consumer-focused strategy began to reap rewards in record sales growth and increased market share. Accelerated growth was achieved by focusing on key Western Europe and Emerging Markets with increased advertising and promotion expenditure.

The roll-out of key renovations like EaZypack, our consumer immunity benefit on infant milks and innovations like Toddler Milks and Fruit Cups were accelerated and now represent 34% of our sales.

The senior management team was further strengthened with 28 new people in leadership positions worldwide and sales, marketing and medical capabilities were improved.

With the acquisitions of Mellin in Italy and the Dumex brands in Asia-Pacific, we look forward to very promising growth in 2006.



Growth in 2005

> Strong growth in Western Europe (3.8%) driven by the UK and Ireland

> Accelerated growth in Eastern Europe (30.4%), especially Poland, Russia, and Turkey

> Exceptional performance in Indonesia in both standard and premium markets

Growth opportunities 2006

> Introduce new generation of immunity-strengthening infant milks, worldwide

> Drive rapid growth in high-potential markets like China

> Focus on growing both sales and margins in our new Mellin and Dumex businesses



BABY FOOD



1
2
3
4

	Sales by category	Growth by category[2]
1. Milks	69.1%	+12.7%
2. Cereals	11.9%	+8.9%
3. Foods	15.5%	+8.6%
4. Other	3.5%	+1.0%
Total sales	**100%**	**+11.2%**

Sales by region (%) and sales growth 2005[1]



1
2
3

	Sales by region	Growth by region[2]
1. Western Europe	55.6%	+3.1%
2. Eastern Europe	22.3%	+25.5%
3. Asia-Pacific, Middle East and Latin America	22.1%	+16.0%
Total sales	**100%**	**+11.2%**

[1] Constant scope.
[2] Includes impact jars recall.

Renovation and innovation

In a competitive marketplace, product renovations and innovations are driving our accelerated growth. Consumers in the Netherlands, Poland and the UK were introduced to a new and convenient packaging format for our Nutrilon, Bebilon, Cow & Gate and Aptamil infant milk formula ranges in 2005. The EaZypack packaging has been a major success and driven impressive growth in the UK and Poland as well as helping to increase our share of the Milks category.

Leveraging Numico's world-class research and development capabilities, our unique prebiotics formula continues to premiumise our Milks portfolio and drove a 2.9% share gain in Western Europe last year. We have significantly improved our infant milk formula range for 2006 and results from clinical trials prove it naturally strengthens a child's immune system – a major consumer benefit.

Research in the Netherlands shows that consumers prefer foods that look and taste like home-made meals and that give children the right balance of food, so providing a nutritionally balanced diet for infants and toddlers. We responded to this challenge by re-launching our Olvarit jars range with new packaging, improved the taste and texture and broadened the range of varieties.

Building on the success of Toddler Milks in Ireland, which in 2005 contributed 3% growth to our share of the Milks category in 2005, we launched Toddler Milks in the Netherlands in plastic bottles and doubled our Toddler Milk sales. In the UK, our Milks range was extended into the toddler age group with the successful introduction of Cow & Gate and Aptamil Toddler Milks. Supported by extensive marketing, sales and medical activity, these increased our share of the UK Milks category by 2%.

We continued to drive the successful roll-out of Fruit Cups through launches in a further six markets, and new varieties were added to existing ranges. We have captured 15% of the category in 18 months with impressive growth in Ireland (350%), Netherlands (145%), and the UK (792%), giving us several leadership positions. Our Fruit Cups ranges are now available in 16 markets.

Delivering momentum

Our record high growth was achieved across all regions. In Western Europe, we continued to accelerate growth through the UK (14.1%) and Ireland (10.8%) by renovating and innovating our product portfolios and have started to implement this strategy fully in Belgium, Italy and the Netherlands.

In the UK, growth was achieved through integrated and consistent consumer and medical marketing and strengthening our key account management to deliver effective trade marketing.


Olvarit


milupa
frutapura
BoboVita
Ton Ton
Olvarit

We drove effective execution of key innovations with the successful launch of Cow & Gate and Aptamil Toddler Milk and continued investment behind Fruit Cups – contributing to 15% of our growth. Cow & Gate is now the UK's leading baby food brand with a 33% market share.

In the Netherlands, with a declining market and tough trade conditions, we took pricing actions to restore value and profitability back to the category and to bring it in line with the rest of Europe. We drove key renovations with the roll-out of EaZypack across our infant milk portfolio, launched new packaging for our Toddler Milks and introduced a new nutritionally balanced range of Olvarit jars.

In Eastern Europe, our continued high growth was achieved by driving our dual-brand strategy of premium and standard brands through increased advertising and promotion expenditure, rolling distribution beyond key urban centres and building a product portfolio beyond milks. The key performers were Poland (23%) where we hold the #1 position; Russia, where our distribution push, premiumisation and improved marketing, sales and medical capabilities drove 28.6% growth; and Turkey (59%) where we ensured our #1 position by continuing to build our portfolio beyond milks and improved the effectiveness of our marketing, sales and medical activities.

In the Rest of the World, Indonesia continues to be a significant contributor to the high growth of the division. In our Nutricia Indonesia (PT-NIS) business significant growth was driven through a premium strategy that increased sales with our Nutrilon Royal and Bebelac brands. Meanwhile our Jakarta-listed subsidiary Sari Husada contributed increased share through continued growth of the mainstream SGM brand.

Focus for 2006
We will continue to grow in Western Europe, by renovating our existing infant milk portfolio with our strengthened immunity consumer benefit as well as introducing speciality infant milk formula products and extending our nutritionally balanced jars range to other markets. The key innovations like Toddler Milks and Fruit Cups will continue to grow these new categories to further build consumption of our brands, while superior marketing, sales and medical execution will ensure that we continue to outperform our competitors.

In Emerging Markets our approach will be to aggressively grow market and share by increasing low per capita consumption levels and driving our proven two-brand strategy. While we will focus on our milks category, our aim is to drive to a full portfolio and ensure the effective roll-out of select innovations which will be supported by strengthening sales, marketing and medical capabilities and increased investment in advertising and promotion.

With these exciting opportunities, we have a very strong basis for continuing our accelerated growth over the coming year.


Dumex
mamex
GOLD
RUMUSAN SUSULAN
Follow-up Formula
2

Acquisitions in 2005
In June 2005 we completed the acquisition of **Mellin** in Italy, transforming our position to gain a leading market position. The Mellin brand complements and significantly strengthens our existing operations in terms of product range, channel presence and market position. It has provided Numico with the necessary platform and scale to drive growth in this underdeveloped and fragmented baby food market. A new management team for Italy has been put in place, and the integration of Mellin with our Milupa Italy operation is on track. The sales forces have been merged, infant formula production will be insourced, and the resulting annual cost savings of € 15 million will be invested into the organisation.

In November 2005, we announced an agreement to acquire EAC's baby food businesses in Asia-Pacific, which trade under the **Dumex** brand. The acquisition was completed in early January 2006, and a new Dumex division created within Numico. The management teams of all the major Dumex markets have been retained, and the organisation complemented with senior executives from Numico. The integration of Dumex has proceeded rapidly, and overlapping operations in China, Malaysia and the Middle East have already been restructured for full integration.

The Dumex brands hold great potential for Numico, especially in China, Thailand and Malaysia where the management teams have considerable local market expertise. These markets present a high level of complementarity with Numico's existing baby food businesses and have a strong track record of double-digit growth with significant upside potential. The brands have strong equity in addition to being highly regarded by the medical community.

From 2006, the Dumex team will move to take advantage of Numico's strengths in research and development, by introducing science-based formulation improvements in both standard and premium infant formula, and across the whole growing-up milks range. In the last two years the Dumex brand has developed rapidly into the premium

CLINICAL NUTRITION

categories in Clinical Nutrition – sip feeds to help patients fighting specific diseases; tube feeding solutions for the very sick who are in hospital or at home; and special products that allow for those with allergy and metabolic disorders to lead normal lives. All these businesses are growing strongly.

In 2005 our sip feed and tube feeding portfolios were refocused in preparation for an even higher growth track, and the smaller metabolic and allergy businesses were effectively 'turbo-charged' for accelerated performance. Significant focus was also placed on strengthening the management teams, with new leadership installed in eight countries.





Growth in 2005

> Sip feeds – net sales up 17.5%

> Tube feeding solutions – net sales up 11%

> Metabolics and allergy – sales growth up by 10%

Growth opportunities 2006

> Market our bottled sip feeds to reach more patients who want the strength to fight their disease

> Drive the tube feeding market by integrating feeds and pumps into a single brand offering

> Enhance our service to people with special needs in metabolics or allergy who are looking for the chance to lead a normal life

CLINICAL NUTRITION



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	Sales by category	Growth by category
1. Tube feeds	38.2%	**+10.8%**
2. Sip feeds	32.4%	**+17.5%**
3. Metabolics/Allergy	29.4%	**+10.1%**
Total sales	**100%**	**+12.3%**

Sales by region (%) and sales growth 2005[1]



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	Sales by region	Growth by region
1. UK/Ireland	27.7%	**+11.8%**
2. Netherlands/Nordics	12.3%	**+8%**
3. South Europe	24.8%	**+13.2%**
4. Central Europe	17.1%	**+7%**
5. North America	5.4%	**+12.6%**
6. Emerging markets	12.7%	**+25%**
Total sales	**100%**	**+12.3%**

[1] Constant scope.

Growth through focus

In 2005, new strategies have been set to transform our two core categories of sip feeds (Fortimel, Fortisip, Nutridrink brands), and tube feeding (Nutrison, Flocare and Nutrini brands).

In the Sip Feed category, a fundamental appraisal of our total business strategy has taken place with key decisions resulting – these will be implemented during 2006. First, our sip feeds will be re-launched to communicate more powerfully and more clearly the most important benefit that they bring to a consumer – *giving strength to help fight your disease*. Secondly, rigorous priority setting is bringing more focus to brands in the biggest disease areas. Cubitan – for patients with pressure ulcers – has become a new focus, and sales targets have been increased by 50% for 2006.

Within tube feeding we recognise that patients and those who care for them, with healthcare professionals, are all looking for reassurance and support. To provide for their needs we will proceed with a strategy that brings together feeds, feeding pumps and homecare in a single brand offering. We have also decided to place more resources behind our Nutrini paediatric range.



Nutrison
pack
Flocare
Mobile Pack Set


FORTISIP
NUTRI DRINK
Fortimel

The high growth of our smaller metabolic and allergy businesses was accelerated last year through the creation of 'Turbo Teams'. These cross-functional teams have analysed their own business and set new strategies to stretch the boundaries of their brands. They have been able to significantly raise growth targets for both the short- and the long-term.

The Metabolic Turbo Team increased growth by 26% in 2005, with a much steeper increase projected for 2006. We are already the global leader in specialised nutrition for people with the metabolic disorder Phenylketonuria (PKU), and will in future listen more closely to what this group of consumers desire.

The Allergy Turbo Team focused on our highly successful Neocate brand, which fulfils a key nutritional requirement for babies and children with cow's milk allergy. Sales increased by almost 20% in 2005, and we have set a much higher growth target in 2006.

To help execute the drive for growth in all our Clinical Nutrition products, we placed new Managing Directors in eight countries, including the important markets of Germany, Italy, the Netherlands and Brazil. In the US – a country where our sales will grow more than 25% in 2006 – we hired new leadership and also expanded our sales force, creating separate teams for the fast-growing metabolic and allergy businesses.

In 2005 we also reviewed our strategy carefully from a geographical perspective. Within Europe we see plenty of room for growth, especially in already developed markets like the UK. In Germany, recent changes in the reimbursement laws present clear opportunities for us to expand our sip feed and allergy businesses. In our emerging markets, we have pinpointed Brazil and Turkey to receive extra investments for short-term growth, with more staffing and increased levels of promotional spending. Finally, a systematic approach to implement advance registration of new products in China will allow us to exploit the significant future opportunity we

Innovation delivering growth

At the end of 2004 we announced that we would introduce exciting new packaging for all our sip feed brands. The plastic bottle format was launched into the UK and France as our lead markets, with impressive results. In both countries our growth rate has risen well above both its previous level and the market average.

Global roll-out of the plastic bottle for all our sip feed brands will take place in a total of 25 countries throughout 2006. This is by far the most significant innovation for our sip feed brands in more than a decade. 2006 sales projections have been increased from previous levels in line with the French and UK experience.

To drive our tube feeding business, we launched the new Flocare Infinity pump. This feeding pump, produced by Zevex Inc. of the US, offers a more accurate level of delivery than ever seen before, as well as significant 'ease of use' benefits. As a result of the introduction Flocare sales growth has risen by an extra 4%.

Our tube feeding paediatric range has started to receive special attention. In 2005 we added immune strengthening LCPs to Infatrini to maintain its exceptional growth level of more than 30%. But there are still major improvements and opportunities to come from this sector. A number of planned innovations on formulations and ingredients will help to accelerate our paediatric tube feeding sales in 2006 and 2007.

Our Metabolics and Allergy Turbo Teams were tasked to develop cost-effective new ideas and strategies that could be speedily implemented. The results of their work include the introduction of websites that closely link to patient needs and questions. In the case of metabolics, Myspecialdiet.com has been launched in English, and will go live in five more languages in 2006. Actagainstallergy.co.uk was also launched to support the allergy business and drive Neocate sales.

We have also engaged a well-known product innovation company to assist with a radical new approach to product design and innovation. This will bring fundamental changes to packaging, label design and product categorisation. Already a completely new look to the key metabolics and allergy brands is planned, but the process is now being extended to both sip feeds and tube feeding to help create a new generation of products.

Intensive work has now started to prepare for a series of ground-breaking innovations in the 2008/9 timeframe. Working closely with Research & Development our teams are actively preparing aggressive plans for breakthrough growth levels in the nutritional therapy areas of HIV, Alzheimer's, diabetes and oncology.

Growing by leveraging our leadership position

We hold the number #1 or #2 position in almost every market we are present in. We are starting to use this powerful brand positioning to generate or support activities that have a market


SHS
XP Maxamum®
phenylketonuria
A food for a special medical purpose.

We strongly back initiatives that are aimed at raising awareness of the benefits of specialised nutritional support. One example of this is our collaboration with the EHNA (European Nutrition for Health Alliance) – a body set up to raise awareness at EU and governmental level. After the inaugural meeting, held in London during the UK Presidency of the EU, there was significant press coverage following the Alliance's call for more effective nutritional support to improve clinical outcomes. In Sweden and Finland there was a high-level meeting between senior clinicians and administrators to discuss the consequences of malnutrition, and in Germany we ran a national awareness campaign about the benefits of specialised nutritional support which received extensive press coverage.

In our biggest markets, we are using our critical mass to offer enhanced homecare services. New leadership is in place to drive our Homecare initiative and to expand the success that we experience in the strongholds of Germany and the UK. These services will increasingly be offered across the different product categories. In metabolics, for example, we have launched a home delivery service in the UK, and this will be rolled out next in Germany, France and the US.

The growth opportunity for 2006

In 2006 we will start to reap the benefits of our focused activities in the year under review. We aim to draw attention to our clinical nutrition business through investing in a strong divisional brand campaign. This branding will crystallise everything that we stand for to healthcare professionals and to those who prepare and consume our products – patients

R&D

The innovation pipeline of Numico's business divisions relies on the highly focused capabilities of Research & Development, and its leadership in the specialised sciences of infant and clinical nutrition. In research, we use in-house expertise and an increasingly important partnership network to conduct ground-breaking trials in infant immunology, and nutritional therapy that may assist patients in disease-specific areas such as oncology, diabetes, HIV and Alzheimer's. In our product development activities, we also focus on the quality of life that we can offer our consumers, with innovations in safety, user convenience, and taste.



Progress in 2005

- > Applied research – key partnerships extended
- > Innovation – significant activity in all focus categories
- > Efficiency – more than 200 product recipes rationalised

Opportunities for 2006

- > Worldwide introduction of new-claim infant milk formula – even closer to breast milk
- > Transfer of formulation expertise to recently acquired Dumex brands
- > Clinical trials stage for Alzheimer's and HIV research projects

Numico's research expertise	
Wageningen, the Netherlands:	Biomedical Research, Clinical Nutrition, Clinical trials, Food Technology
Friedrichsdorf, Germany:	Infant Nutrition
Liverpool, United Kingdom:	Metabolics and Allergy
Adelaide, Australia:	Bioactive ingredients

In 2005, we continued to focus on many product innovation and renovation activities in support of the business divisions, while taking steps to secure our position as research leaders in the infant and clinical nutrition areas. Five new patents were granted in Baby Food, and nine in Clinical Nutrition. 30 other patents are still pending.

A very welcome patent development occurred in May 2005, when the European Patent Office finally upheld all claims of Numico's prebiotics patent, against the opposition of competitors. This patent was originally filed in 1998, and first granted in 2002. A key intellectual property asset, it gives Numico the right to exclusivity in using a scientifically proven immunity-strengthening prebiotic mixture in infant nutrition products.

We already have extensive preclinical evidence for beneficial effects of prebiotics on early development of the immune system, and clinical evidence from two new trials also now indicate benefits for infants with respect to respiratory tract infections, diarrhoea, fever, and skin allergy.

Alliances
Another significant development in 2005 was the strategic alliance agreed with the Utrecht Institute of Pharmaceutical Sciences in the Netherlands, to focus on ground-breaking research in immunology. A team of six scientists is now working at UIPS on unravelling hitherto unknown mechanisms of the human immune system, in close collaboration with Numico Research. Our focus is on cow's milk allergy and on nutritional modulation of the immune system. This formal partnership, initially for three years, continues a collaboration effort that started several years ago, opening exciting research opportunities, and giving us direct access to world-class expertise in immunology and pharmacology.

This type of collaboration is likely to become more important with the increasing trend for a crossover between nutrition and other life sciences. In this way we can fully leverage scientific innovations and translate them into consumer benefits. In 2005, because of the company's strong position in developing nutritional therapy for HIV and Alzheimer's patients, Numico was also invited to join the 'Top Institute Pharma', an initiative by the Dutch Government to support advanced research collaboration in the field of pharma and biotechnology. Numico's participation will significantly add to the success of our promising and ambitious research projects on Alzheimer's and HIV. Our major research and product development programmes in these and other disease-specific areas (oncology and diabetes) are fully on-track for launch in 2008 and 2009.

Developments in 2005
In Baby Food, the immunity benefits of prebiotics were built into more formula recipes, like specialities for allergy treatment. Packaging development delivered a new container for powdered IMF (EaZypack) with more convenience for the user, and a new in-house plastic bottle for liquid IMF. A complete new range of meals was developed and introduced, offering variety and a better balanced nutritional composition, including 'Mother's Choice' meals and a ready-to-drink combination of toddler milk and cereals. As part of the Focus Project, more than 200 recipes in all categories were rationalised and transferred, keeping quality and taste for the consumer at the same or higher levels.

In Clinical Nutrition we continued to deliver innovations to patients and consumers based on the insight that to deliver health benefits it is crucial that we provide our specialised products in attractive, convenient and palatable formats. Enhanced sensory profiles in our sip feeds included the new flavour ranges for Fortisip, Fortisip MF, and Diasip. These new flavours will combine in 2006 with a new plastic bottle – bringing together attractiveness, convenience and superior taste in this enhanced product range. Other innovations in 2005 included improvement to paediatric products (Infatrini LCP, Nutrini LE, Neocate Infant) as part of our best-in-class product portfolio for children; a new flavour range for teenage phenylketonuria (PKU) patients; and new phthalate-free tube feeding sets in conjunction with new Flocare Infinity pump.

Scientific Advisory Boards
Numico's Scientific Advisory Boards are comprised of leading authorities in their respective areas of research. These distinguished scientists meet once a year to act as a sounding board and to discuss research trends, opportunities and new insights. At the 2005 meeting of the Scientific Advisory Board for Clinical Nutrition, the key role of protein metabolism in Numico's oncology and HIV research programmes was discussed, with the differences in clinical trials between food and pharma.

The key presentation at the Scientific Advisory Board for Baby Food was on the role of early nutrition for health in later life. The meeting concluded with a proposal for a multi-disciplinary approach that meets Numico's responsibility in this field, and which would create exceptional opportunities for the company.

OPERATIONS

Our task is to respond to the innovation requirements of a fast-growing, fast-changing business, without compromising on the quality of our products or the timeliness of their delivery. With the recent acquisition of three new plants in Asia-Pacific, we now have a balanced manufacturing base of 21 supply points in 15 countries from Argentina to New Zealand, with an integrated worldwide procurement and supply chain strategy.



Progress in 2005

- 15 major product innovations, with many production lines successfully retooled
- Strong improvement in customer service levels – 99% for new EaZypack launch
- Completion of manufacturing restructuring – anticipated savings achieved

Opportunities in 2006

- Execute planned innovation in our Milks portfolio
- Continue focus on cash generation, with further reduction in working capital
- Leverage expertise of our purchasing organisation to support margin growth in the new Dumex business

Successful restructuring
In 2005 we completed our major manufacturing restructuring activities in the Baby Food division, concluding a highly intense three-year project with a resulting annual savings of over € 37 million. We also successfully completed our Clinical Nutrition restructuring initiatives ahead of schedule, closing five plants and delivering an additional € 2 million in efficiency savings. At the same time we implemented significant growth developments in key facilities to support the attainment of our innovation goals. In addition to these efforts, we also succeeded in making progress in upgrading the quality infrastructure of our supply facilities, realising a 100 basis point improvement in the results of our rigorous internal audits.

These changes were achieved without compromising the planned improvement in the service levels to our customers. We continue to maintain high margins via a range of ongoing cost savings initiatives, while giving the highest priority to food safety and product integrity.

Cost and working capital reduction
In addition to the manufacturing rationalisation efficiencies, cost savings of € 11 million were identified and achieved in 2005 through our Booster Project. These included product re-engineering, product rationalisation, renegotiation of selected contracts with key direct and indirect suppliers and progress in the globalisation of our purchasing strategy. We also continued to realise cost savings through efficiencies in our supply chain. To date, we have consolidated warehouses in France and Holland and outsourced warehouses in the Czech Republic, Poland and Portugal and through efficient negotiation we absorbed the majority of recent fuel price increases. In addition to these costs reductions, we exceeded our targets for operations working capital reduction in 2005. We achieved an 11.6% reduction in our global inventory levels. We also implemented our global payables project and have seen significant improvements. Payables are now more than financing our inventory levels by 2.9%.

Recognising our suppliers
External partnerships allow us to rapidly introduce innovation to the market without taking on related capital investment. Our teams have further developed key partnerships with external partners and constructed the necessary supply chains to support delivery of major innovations to the markets, and sowing the seeds for sustained profitable growth in 2006 and beyond.

In 2005, as an important part of the Booster Project, Numico held the second annual Booster Awards ceremony to recognise and congratulate our suppliers who have shown outstanding commitment to adding significant value to Numico. This is an important way to demonstrate the value of the role our key suppliers play as strategic business partners. In addition, Numico presented the results of the first Numico Supplier Survey. The Annual Supplier Survey enables Numico to measure the quality of our relationships with our suppliers and to strengthen them. The results indicate that our overall relationships are satisfactory and on par with our major global competitors. Most importantly, areas of improvement were identified which will enable us to get to our aim of being 'first customer of choice'.

Rapid execution of innovations
The first stage of the European roll-out of our innovative EaZypack packaging design for IMF products was completed in 2005, with a customer service level of 99%. We also delivered 15 major recipe and packaging changes, including new and improved jars recipes to our Dutch market, and representing significant recipes improvements to 32% of our global jars portfolio. This is an important step in the global implementation of our jars blueprint scheduled for roll-out in 2006. In December, following 18 months of development, we produced our first liquid products in a plastic bottle format in our factory in the Netherlands. This marked another milestone in the rapid achievement of our innovation goals. In-house implementation of this new technology will ensure that we can continue to support growth of one of our key strategic innovations, to support both the Baby Food and Clinical Nutrition divisions in the most cost-effective way while delivering impeccable quality.

Opportunities in 2006
During this time of rapid change we continue to achieve significant cost savings while raising the bar as a whole by realising improvements in quality and customer service. 2006 will allow us to leverage our expertise and skills across operations to achieve further efficiency cost savings in manufacturing and the supply chain while continuing to drive down working capital to industry-leading levels. Ongoing globalisation of our purchasing strategy will enable us to leverage synergies in supply of raw and packaging materials, and support the profitable growth of our business in Europe and Asia without sacrificing speed of innovation execution to the markets.

OUR PEOPLE

In 2005, we took steps to ensure better career tracking and development for our people, as well as to reward those who contributed most to our business and our future. For all our employees, this continues to be a time of change and renewal. We continue to attract and retain the best people at Numico because we offer the opportunity and the freedom to make a difference on behalf of the business, in an informal environment where speed and rigour of execution are highly valued. Recruitment of senior management talent continued in all parts of the business.



Progress in 2005

> Leadership strengthened – 15 new General Managers and 25 new Marketing Managers

> Global alignment – enhanced Code of Conduct approved by both Boards

> High-performance culture – annual appraisal system extended to more than 2,000 managers

Opportunities in 2006

> Companywide roll-out of Code of Conduct and compliance system

> Performance tracking at all management levels

> Workforce consultation – survey of 4,500 managers and other staff

Managing for engagement
We continue our work to drive alignment of all our people behind the company's bold growth strategies. Our regular annual survey amongst the top 150 senior management showed continued improvement of both ambition levels and alignment. The time was right to roll this effort further into the company, and in 2005 we extended the survey to the next level of the organisation – 800 managers worldwide. The results demonstrated the success of our communication programmes to cascade the company's goals through the organisation in all our markets across the world. This year, we will survey 4,500 people – nearly one-third of our total of employees.

Managing for high performance
As a further step in helping to drive the attainment of our strategic goals a global performance management system was introduced last year for the executive management group. The system has also been rolled out much further into the organisation, and now covers all management levels, in all areas of the business. The initiative has further strengthened the performance orientation of the company's management. Importantly, it has also established a regular process of dialogue, to assess formally the results of people's performance, and to discuss their development and their future course within the company.

Alongside the further extension of the performance management system, the company has established a systematic review of its talent, allowing us to understand and move to remedy any gaps we find in the senior management pipeline.

We also plan to introduce a more standardised companywide grading system, which will drive for consistency in compensation at all levels, and allow for further development initiatives in the near future.

Managing a high-growth business
A number of senior managers left the company over the past three years, largely as a consequence of Numico's new strategic direction. This departure rate has now stabilised. The composition of our 170 key senior managers today includes 48% new hires since the beginning of 2002. These people have brought with them a broad range of experience in marketing and other areas, mainly from blue chip companies in the food, consumer goods, and pharmaceutical sectors. During the year 17 people were promoted into or within the senior management of the organisation.

The growth of Numico continues apace, and our recent acquisitions have posed their own challenges to the successful management of people and performance. In 2005 we worked closely with the European Works Council and with local organisations to complete the transformation of our manufacturing base in Western and Eastern Europe – Council, and their co-operation meant that we were able to complete this highly complex operation on schedule, and without a single day lost to disruption.

In the year under review, we also undertook the task of integrating Mellin into the existing Italian business, staffing both management and operational roles with talent from both companies.

In 2006 we will work to quickly absorb and align the management and employees in Asia-Pacific following the acquisition of the Dumex businesses in Asia, which has brought more than 2,000 new employees into the company.

Managing for responsibility
Numico also set major steps in 2005 with regard to documenting its performance in corporate responsibility. As part of the publication of Numico's first Sustainability Report, we made public for the first time Numico's worldwide practices regarding employment and the environment. In future we hope to make further progress in such important areas for our employees as diversity, health and safety, and good labour relations.

Following a shared companywide effort in 2004 to define and communicate the company's Core Values, we moved to the next logical step, with the publication of a newly revised Code of Conduct. Whereas our values of Care, Agility, Commitment and Integrity characterise our personality as an organisation, the Code lays out in detail the high standards that we expect of all our employees, and the norms of ethical business conduct that they should follow in all cases. In the spirit of shared responsibility, we also introduced a related Code of Conduct for our suppliers and business partners.

Numico and its employees also demonstrated their broader spirit of community, by making a large contribution in an effort to help the recovery of the disaster that the tsunami created in South East Asia. A project team was formed to build the right partnerships to offer long-term support to communities in the affected area.

PRODUCT INTEGRITY AND FOOD SAFETY



Product integrity and food safety remains Numico's first priority. It applies equally to the products we deliver to our consumers, and to the way in which we design, develop and produce them. Our products play a key role in the development of healthy, happy babies and in the support of those stricken by disease or the burdens of old age. We are committed to develop and market products of the highest quality and safety, combining our scientific expertise with the understanding that comes from putting the customer at the centre of our thinking.

Progress in 2005

- > Harmonised consumer response system introduced in 13 European countries and all Supply Points
- > Stricter internal audits developed to ensure 'untouchable' product quality
- > Improvements in compliance for microbiology (98%), contaminants (97%) and labelling claims (90%)

Opportunities in 2006

- > Make extra investments to achieve pharma-like quality in all Supply Points
- > Include Numico's Code of Conduct for Suppliers in up to 90% of global procurement contracts
- > Implement standard crisis management system in every Numico market

Product integrity is first and foremost an issue of winning and maintaining the trust of our consumers, healthcare professionals and the scientific community. Uncompromising quality and food safety are the foundation of our product integrity principle. We strive towards 'untouchable' quality, so our products should be fit for use at any time. Our goals are absolute safety; consistently high quality; and products free of defects, meeting strict requirements on food safety and legal aspects.

In 2005, a new set of standards was set in order to reach 'untouchable' quality, based on the 5P concept. 5P stands for: People, Premises & Facilities, Procedures & Practices, Process & Equipment and Product. Integrated in the 5P concept are the Quality Assurance requirements and Good Hygiene & Manufacturing Practices (GHP, GMP) needed for the manufacture of safe and consistently high-quality products. In 2005 half of our factories reached the target of 90% compliance in our strict internal audit system, compared to one-third in the previous year.

A harmonised consumer complaint system was set up and implemented in 13 European countries and all our Supply Points. This system allows us to perform a structural root cause analysis of any complaint and will help us to quickly address queries and further reduce the already low level of consumer complaints, year on year.

Our 'farm to table' approach
To guarantee that the manufacturing and distribution of our products conforms to the highest level of quality and safety, we place stringent demands on the quality of raw materials, end-products, and our manufacturing and distribution practices. This means that we strive for a complete control of our supply chain, starting with the farmers who deliver agricultural raw materials to our suppliers, through our manufacturing process and right up to the delivery of finished products to our consumers. This 'farm to table' approach is consistently implemented across our systems and subject to continuous improvement. By implementing the 'farm to table approach', we have also been able to apply very strict tracking and tracing procedures through the entire chain.

The safety and quality of raw and packaging materials used within Numico factories is guaranteed by the measures we take across the supply chain. A large number of these raw materials are of agricultural or animal origin and are therefore critical with respect to safety and quality issues.

We also test the quality of primary packaging (which comes in direct contact with the product) especially with respect to migration of undesirable substances from the package into the product.

All fresh fruit and vegetables and cereal supplies were tested before release and 98% complied with our stricter standards, compared to 93% in 2004. We also worked with our suppliers to adjust and approve over 3,000 specifications in readiness for the new EU allergen-labelling regulations. A new Code of Conduct for Suppliers has been introduced, and its provisions will be progressively applied to all our suppliers. Up to 90% of our large global suppliers are expected to sign the Code by the end of 2006.

Product quality compliance
All Numico products have to adhere to our strict quality standards, established for the different product groups. These standards are based on internationally recognised standards (e.g. European or Codex limits) or in absence of these, are set in close co-operation with our Food Safety Advisory Board. Our factories have implemented extensive quality control programmes to guarantee this product quality. In addition, we regularly analyse end products produced by all our facilities, testing for standards related to contaminants and residues, nutritional compliance and microbiological quality. Numico's Central Laboratories Friedrichsdorf (CLF) GmbH

In 2005, over 12,700 samples were analysed at CLF, two new detection methods were developed, and others revised to reduce cost and improve efficiency. During the year under review the CLF re-organised completely to better meet the very strict quality, service and cost standards as required by its clients.

Food Safety Advisory Board
Numico's Food Safety Advisory Board consists of internationally renowned, independent experts in the fields of toxicology, food and medical microbiology, veterinary science and process technology from across the globe. The Board regularly meets, together with the company's experts, to discuss current developments in the area of quality and food safety, and to establish corporate standards and raw material and manufacturing requirements.

Topics in 2005 included the important matter of how best to manage toxic risk in nutrients, and especially the Novel Nutrient Risk Assessment model. This model, elaborated with the FAO/WHO, looks at the existing border line between nutrition and toxicology, and assesses genotoxic and carcinogenic substances based on the Margin of Exposure approach. This will lead to a more realistic risk management as compared to the present precautionary principle approach, leading to more restrictive limits.

Also discussed were the latest research on Mycobacterium paratuberculosis (MAP); recent developments in science and hospital environments on E. sakazakii and its prevalence in powdered products produced for infants under four months; and Numico's new allergen management policy.

Issue and crisis management
Numico's strict tracking and tracing procedures and global issues and crisis management system showed its value in late 2005, when the company undertook two limited public recalls of its products. In November in Italy we withdrew products which contained traces of ITX (Isopropylthioxanthone) from packaging migrations, and we conducted a recall of meal glass jars in the Netherlands in December, after detecting sand-like glass particles in the screw-thread of some lids. Although consumer safety was never at risk in either case, we were able to move rapidly and effectively to identify and remove the affected products from distribution.

SUSTAINABILITY

Numico published its first Sustainability Report 'Sustaining Life' in 2005. The report gave special focus to our activities in food safety, healthy nutrition, people and the community, the environment, and transparency and governance. A highlight was the publication of the company's new Code of Conduct for employees and a related Code of Conduct for our suppliers. Our next Report is planned to be available in the summer, thanks to a more efficient and accurate data collection system, and will again follow the GRI (Global Reporting Initiative) guidelines. We will discuss our progress in the key performance areas that we have identified as being of most importance to the company and its key stakeholders.



Progress in 2005

> Numico's first Sustainability Report published

> New Codes of Conduct, for both employees and our suppliers

> Internal improvement targets set for economic, social and environmental impact

Opportunities in 2006

> Rigorous companywide data reporting standards

> More systematic contact with key stakeholders

> First steps towards independent verification

Within the priority areas in sustainability that we have identified for Numico, we have selected a number of focus KPIs – the key performance indicators – that will measure our future improvements.

> Economic Sustainability:
  > Cost of goods: optimising our cost base
  > Interest coverage: maintaining our financial prudence
  > Donations: contributing more effectively

> Environmental Sustainability:
  > CO_2 footprint: monitoring our energy use
  > Supply chain management: working with responsible partners
  > Product quality compliance: putting food safety first

> Social Sustainability and Responsibility:
  > Health and safety: protecting our employees
  > Career development: motivating our employees
  > Product labelling: keeping our consumers informed

Numico's business is specialised nutrition that sustains life for the very young, the old and the vulnerable. In everything we do, our first priority is the safety of our products and the care and protection of the consumers who depend on them. In view of Numico's rapid transformation to fulfil its mission as a high-growth, high-margin specialised nutrition company, the Executive Board has taken a number of steps to increase transparency across the company. A key decision was to begin publication of an annual Sustainability Report, to ensure that the company communicates fully the aims and activities of our business to all stakeholders.

In 2004, the Sustainability Steering Group was established, with a brief to carefully review Numico's assets and liabilities in this area, and to evaluate where and how we can most effectively sustain value for our stakeholders. In the outcome of this review, four areas of focus were defined:

Continued focus on food safety:
As a food manufacturer serving the vulnerable, we will continue to place food safety at the centre of our efforts, upholding the highest standards with rigour and commitment.

Contribution through innovation:
As a leader in specialised nutrition, Numico has a responsibility to contribute to scientific advancement, by developing innovations which contribute to our customers' well-being, and by aiding consumer understanding, through greater information and dialogue and via helpful labelling and marketing.

Commitment to people:
As a worldwide organisation, we take pride in the diversity and talents of our people. We recruit and develop our people solely on the basis of merit, and we strive to offer the best possible working conditions at all levels of the company.

Caring for the environment and the community:
As a company, we seek to work in harmony with the environment, for the quality and integrity of our products – and our planet. As individuals and collectively, we are committed to contributing to a healthy and hopeful world. We support our employees in their generous efforts to serve their communities and to help those in need.

Path to sustainability

Numico's policy in sustainability and corporate responsibility is to focus activities on these four areas as outlined, where we believe we are positioned to make a significant and verifiable impact. In our inaugural Report we identified nine key performance indicators, against which we will measure our progress in the future. This progress will be monitored by the governance committee of Numico's Supervisory Board, which regularly reviews the company's activities and performance in sustainability.

The inaugural Sustainability Report is available in English in hard copy and on our corporate website. Among other information, it provides global data sets from the reporting periods 2003 and 2004, covering a range of issues in the social, environmental and economic sphere, and following the generally accepted guidelines of the GRI (Global Reporting Initiative). In this Report we also published the complete texts of our enhanced Code of Conduct, and a new Code of Conduct for Suppliers which will be introduced into our supply chain from 2006.

Code of Conduct

The Code of Conduct explains how we work and is our charter for ethical behaviour, respect for others, and high standards in consumer safety and environmental protection. The Code of Conduct is a translation of our internal company values – Care, Agility, Commitment and Integrity – to our performance in society. As newly revised, the Code of Conduct applies to our Numico employees all over the world, and will form part of all new management contracts. Senior management will be asked to sign the Code on an annual basis. In 2006, the Code will be translated into the nearly 40 languages spoken in the company, and we will mount an internal information campaign to ensure that the Code and its importance are communicated in face-to-face meetings with all employees.

Code of Conduct for Suppliers

We believe that supply management is a key contributor in the development and implementation of our Code of Conduct. We assume that sustainable practices in our supply chain will contribute to improvement of our products and to long-term, mutually beneficial relationships with our suppliers. We therefore encourage our suppliers and contractors to adopt sustainability standards and practices consistent with our own.

Food safety and responsible marketing

Our priority as a company is and will remain food safety and the protection of the consumer. This concern extends to the way we market our products. In particular, we ensure accurate and complete product information in our labelling, marketing and advertising. A guiding principle in our marketing strategy is 'Breast is Best', meaning that we believe that breastfeeding is still the best way to ensure the normal health and development of babies during the first four to six months of their life. Only where mothers cannot or may not breastfeed or where additional nutrition is necessary, is there a legitimate role for infant milk formula. Our guiding principles for the marketing of infant formula are based upon the International Code of Marketing of Breast Milk Substitutes of the World Health Organisation. Compliance is monitored by our ethical advisory committee.

Activities in 2006

In the summer of 2006 we will publish our second annual Sustainability Report, using a more robust and complete data collection system aligned to our financial reporting system. In this Report we expect to announce the launch of a new companywide community outreach campaign, focusing on the most vulnerable. This campaign will build on the local work already being done in markets like Turkey and Indonesia, and will be conducted in partnership with the highly-regarded international charity organisation. As planned, the campaign will involve our employees both in volunteering and in fund-raising, and will be the investment vehicle for the nearly € 1 million in contributions raised across the company in early 2005, to respond to the humanitarian crisis in Aceh, Indonesia.

Path to sustainability


Recognition
Progression
Annual KPI improvements
Best-in-class sustainability practices
Stakeholder participation
First annual Sustainability Report published
New Code of Conduct for Suppliers – roll-out
Independent verification of Report data
Numico Core Values adopted
Numico Sustainability Focus KPIs adopted
Leadership changes at Numico
Corporate governance enhanced
Global sustainability management
Enhanced Code of Conduct

"The establishment of the Governance committee in 2005 goes beyond the requirements of the Dutch Corporate Governance Code. It reflects the intentions of both Boards to take the Code, as well as the compliance to our codes of business conduct, very seriously."

As a company that recognises its commitments not only to our shareholders, but also to our consumers, employees and business partners, we take good corporate governance very seriously.

In this spirit, the company was quick to implement the Dutch Corporate Governance Code as issued on 9 December 2003 ('the Code'), and we submitted the manner in which it was implemented for discussion to the General Meeting of Shareholders in 2004. In our Annual Report 2003 we made a very extensive statement on our compliance with the Code. Every year we put corporate governance and the compliance with the Code on the agenda of the Shareholders' meeting for discussion.

As an Executive Board endorsed by the Supervisory Board, we stand accountable for managing our company in accordance with the principles laid down in the Code, and even beyond where this is possible and appropriate. For the evaluation and further enhancement of good governance within Numico, the Supervisory Board decided to establish a new committee, with oversight of corporate governance and corporate sustainability across the company.

In this Report we summarise our compliance activities, and outline our corporate governance structure.

I Compliance with and enforcement of the Code
We agree with the principle, as stated in the Code.

The Executive Board and the Supervisory Board are responsible for the corporate governance structure of Numico and compliance with this code. They are accountable for this to the General Meeting of Shareholders. We will submit each substantial change in the corporate governance structure of the company and in the compliance of the company with the Code to the Annual General Meeting of Shareholders for discussion under a separate agenda item.

II Executive Board
II.1 Role and procedure
We agree with the principles and best practice provisions as stated in the Code.

The Supervisory Board has put in place a rotation plan for members of the Executive Board (which may also be viewed on our website). All members of the Executive Board will be appointed for a four-year term. Executive Board members must be re-appointed in accordance with the rotation plan below: Niraj Mehra, Chris Britton and Rudy Mareel were appointed at the General Meeting of Shareholders of 11 May 2005 for a new term of four years.

Executive Board	Year of re-appointment:
Jan Bennink	2008
Jean-Marc Huët	2008
Niraj Mehra	2009
Chris Britton	2009
Rudy Mareel	2009
Ajai Puri	2008

We comply with best practice provision II.1.8 concerning membership of other Supervisory Boards by our Executive Board members. We refer to the approval for appointment of Jan Bennink as non-executive director of Kraft Foods Inc. and as member of the Advisory Council of ABN AMRO Holding N.V.; and of Niraj Mehra of Budelpack B.V..

Executive Board members must retire at the age of 60.

II.2 Remuneration
Amount and composition of remuneration.

We comply with the best practice provisions covering remuneration. These are expressed in the remuneration policy, which was adopted by the General Meeting of Shareholders in May 2004. The remuneration policy and report for our Executive Board can be viewed on our website.

II.3 Conflicts of interest
We comply with all best practice provisions concerning conflicts of interest. There were no related-party transactions executed or other conflicts of interests reported.

III Supervisory Board
Supervisory Board members are in principle limited to three terms of office. Each term of office is four years.

All Supervisory Board members with the exception of one will be independent as of the Shareholders' meeting in May 2006. None of the members is rewarded in shares or other securities.

Audit committee
The audit committee consists of Hessel Lindenbergh (Chairman), Barrie Spelling, Steven Schuit and Emiel Van Veen and complies with the best practice provisions.

The activities of the committee during 2005 are described in the Supervisory Board report.

Remuneration committee
The remuneration committee consists of Barrie Spelling (Chairman) Per Wold-Olsen, Rob Zwartendijk and Marco Fossati. We are in full compliance with best practice provision II.5.2.

We confirm that no member of the committee is a member of the Executive Board of another Dutch listed company, and that no committee interlocks exist.

The activities of the committee during 2005 are described in the Supervisory Board report.

Nomination committee
The nomination committee consists of Rob Zwartendijk (Chairman), Barrie Spelling and Per Wold-Olsen and Marco Fossati.

We comply with the best practice provisions covering the responsibilities of the nomination committee.

The activities of the committee during 2005 are described in the Supervisory Board report.

Governance committee:
The governance committee consists of Steven Schuit (Chairman), Emiel van Veen and Rob Zwartendijk. The establishment of this committee in 2005 goes beyond the requirements of the Code. It fully reflects the intentions of both Boards to take the Code as well as the compliance to Codes of business conduct very seriously. The activities of the committee during 2005 are described in the Supervisory Board report.

III.6 Conflicts of interest
No conflicts of interests or related-party transactions are to be reported.

III.7 Remuneration
Changes to remuneration for the Supervisory Board were approved in the Annual General Meeting of Shareholders in 2005. For 2006 no changes will be proposed.

III.8 One-tier management structure
As Numico has a two-tier governance structure consisting of a Supervisory Board and an Executive Board, the best practice provisions concerning a one-tier management structure are

IV The Shareholders and General Meeting of Shareholders

IV.1 Powers
Shareholders' interests were fully restored by the abolition of depositary receipts in July 2004. The effect of the change is that all shareholders can vote their own shares directly. Most of the resolutions do require a normal majority of the votes represented in the Shareholders' meeting.

IV.2 Depositary receipts for shares
This section of the Code is no longer relevant to Numico.

IV.3 Provision of information and logistics of the General Meeting of Shareholders
We comply with all best practice provisions concerning the provision of information and logistics of the General Meeting of Shareholders.

In the event of an unsolicited bid, it is the company's objective to achieve the highest price for all shareholders. We have a measure in place to issue cumulative preference shares to create a bidding environment that will allow competing offers to be made. The Shareholders' meeting has the right to abolish this measure in a meeting to be held within six months after any issue of preference shares.

IV.4 Responsibility of institutional investors
We support the best practice provisions applied to institutional investors.

V The audit of financial reporting and the position of the internal auditor function and of the External Auditor

We fully comply with the provisions of this section.

We emphasise that statements in the Annual Report as to the compliance with the principles and provisions of the Code are subject to major corporate events like acquisitions and mergers.

"Numico's risk management and internal control systems are designed to identify the risks inherent to our operational and financial business objectives and to determine appropriate risk responses in a timely manner."

Scope of risk management

Due to the nature of the industry in which Numico operates, we give significant attention to our company's risk management and control systems. Numico's Executive Board bears final responsibility for the design, implementation and effective operation of our internal risk management and control systems. The objective of these systems is to identify and manage the significant operational and financial risks inherent to our strategic objectives and to ensure that we continue to create sustainable shareholder value.

Risk management approach

Our strategic objectives are clearly defined and known throughout the company. Our main focus is to achieve these objectives while ensuring adequate control systems for the strategic, operational and financial risks that we face. Our risk management is aligned with the Enterprise Risk Management framework of the Committee of Sponsoring Organisations of the Treadway Commission (COSO) which aims to reach a reasonable level of assurance. It is implemented and operated within our company as a continuous process enabling high frequency of contacts and interaction between both corporate and local management and in-house specialists in the various risk areas, with the objective of adequate and effective risk management.

Risk management and internal control systems

The monitoring objectives of financial reporting and controls comprise thorough coverage of our significant business operations. Corporate and local entities have frequent contacts to ensure good relationships and direct communication.

Our financial reporting systems and processes are custom-made to our business requirements and support the management in its business reviews. Our corporate accounting policies and procedures are properly maintained and made available to all our staff via the corporate intranet and communicated frequently to our finance community. Financial reporting and closing requirements are formalised and corporate review is performed on the financial reports by local entities on a monthly and quarterly basis.

Our Baby Food and Clinical Nutrition, and Operations divisions control the performance of their business through a stringent budgeting process, a developed set of critical performance indicators, bi-weekly corporate divisional reviews of the actual results, and frequent visits to local entities.

Our external financial audit engagement ensures that all main operations are audited by the External Auditor for statutory and/or group purposes. We complete the scope of the External Auditor with our own internal audit efforts, to meet the objective of visiting every entity once every year.

Our internal audit reviews and quick scans encompass both operational and financial reporting processes, and are focused on supporting risk assessments to the local management teams. The internal audit department and our specialists in Legal, Tax, IT and Treasury maintain close working relationships. Our specialists also regularly visit and meet with local management to understand its specific business issues.

On a periodical basis a finance committee meets and reviews among other matters the effectiveness of treasury policy, the treasury manual and the treasury function in place. The committee is composed of senior management including the Chief Financial Officer, President Operations and Treasurer. It updates the Executive Board on treasury-related issues and proposes any amendments to the treasury policy for consideration by the Executive Board.

Each divisional executive committee meets twice every month to cover strategy and related risks, the actual performance versus budget and other significant matters. The Executive Board meets twice a month and reviews the divisional businesses. Executive Board members also make frequent visits to our main local business operations. Management of local operations present an Annual Operating Plan to the divisional executive committee, which reviews strategy, risks, planned activities and budgets for the coming year.

For further information concerning our operational financial reporting risks, please refer to page 39 opposite.

Crisis management

A key risk is an ineffective or delayed response in the event of an unexpected crisis. Our policy regarding such situations is based on three key principles: openness, honesty and timeliness. Continuous training and attention is given to our crisis managers worldwide. The effectiveness of the system is monitored continuously by a committee of representatives of the divisions, reporting to the Executive Board.

To reduce exposure to risks relating to Product Quality and Food Safety we have defined stringent policies and procedures. These procedures – GMP, GHP, HACCP – are implemented in all our supply points and audited annually. Further, Numico's Central Laboratories Friedrichsdorf continuously performs worldwide monitoring of end products and raw materials for compliance with our internal standards.

Activities 2005 and priorities 2006

Our efforts in 2005 were centred around further enhancement of the company's internal control environment. We published an upgraded Code of Conduct, which is available on our internal and external websites. In 2006, the Code of Conduct will be translated into nearly 40 languages, and communicated to employees in face-to-face workshop meetings. Numico's Whistleblower Policy and reporting system, which enables reporting of integrity issues or violations of our Code of Conduct, was introduced in spring 2005, and communicated in 16 languages to all our European markets. In 2006, the reporting system will be progressively extended to cover all our markets worldwide.

Over the year 2005, two cases were reported and followed up. Neither case led to corrective measures.

Our core values – Care, Agility, Commitment and Integrity – as established during 2004 were further embedded during Performance Development Reviews with our top 2,000 employees. These sessions improve alignment between the company's strategic objectives and personal career objectives. We will continue to measure the motivation and alignment of our senior management worldwide, and assess our organisational capabilities by means of a survey process. In 2006, these annual surveys will be expanded to cover the majority of Numico's key management worldwide.

Crisis management systems as designed and implemented in 2004 within our company were further enhanced with a series of meetings and workshops. These included elaborate simulation exercises to test crisis behaviour and response, and training has been extended to all our markets. We strive to continuously improve these systems, which showed their effectiveness in late 2005, when product integrity issues necessitated two limited product recalls – one in November in Italy (ITX packaging migration), and another in December that primarily affected Olvarit meals jars in the Netherlands.

In 2005 we issued our first Sustainability Report following internationally accepted Global Reporting Initiative (GRI) guidelines. Our 2006 priorities in this respect are the integration of sustainability into our core management reporting systems, and more formal participation of key stakeholders.

In 2006 we will introduce our Supplier Code of Conduct and it is aimed to have this document agreed to by our major procurement partners. We assume that sustainable practices in our supply chain will contribute to improvement of our products and to long-term, mutually beneficial relationships with our suppliers.

We will continue to increase our focus on the identification of key risks in local business operations and processes. This approach will ensure a summarised corporate understanding of our local risks and a planned risks response.

Risk management and all actions taken in the year under review were reported to and discussed in the audit committee and the Supervisory Board.

Operational risks

Our key inherent business risk areas are:

1 Quality and food safety
2 Financial reporting
3 Single source of supply
4 Single production facilities
5 Information technology
6 Emerging markets exposure

Other risks may exist which have not yet been identified or have been assessed as not having a significant potential impact on our operations, and these could materialise at a later stage. Our risk management and internal control systems are focused on the timely identification of risks.

1 Product quality and food safety
Numico's business serves some of the most vulnerable people in society – the very young, the old, the sick and the infirm. As a result, the requirements for quality and food safety play a central role in the ability to serve the company's consumers. The limited public recalls that we conducted in November in Italy (ITX packaging migration), and in December in the Netherlands (primarily affecting Olvarit meals jars) are examples demonstrating the paramount importance of product quality and food safety to the company.

For further information regarding our approach to product quality and food safety, please refer to pages 32-33.

2 Financial reporting
Our operations are managed and organised worldwide on a decentralised basis, therefore we insist on maintaining and achieving high quality and reliability of financial reporting and a sound control environment.

As in 2004, a year-end letter of representation was signed by all local and, where relevant, corporate senior staff in both management and finance. The letter covers financial reporting and internal controls over financial reporting.

To enhance the quality of financial reporting we have improved our year-end closing procedures and policies to ensure compliance with Numico's accounting policies. These include the use of more detailed supporting documentation, closer involvement of our legal and tax teams, and authorisation of the financial close by the appropriate level of general and financial management. Further improvements were made with integrated reporting regarding tax and legal matters and integration of a separate tax reporting module within our financial reporting system.

In 2005, we realised phase one of a global project to create more transparency and increased control regarding stock management companywide. This will be fully implemented in 2006, resulting in improved analysis and control of manufacturing results.

3 Single source of supply
Single source of supply is the risk of a significant loss of production due to the prolonged supply shortage of a key raw or packaging material. The company's exposure to this risk is limited as there is a wide variety of suppliers available for the vast majority of ingredients and packaging materials we source. Only when an item is patented by the supplier and products which challenge the company to manage the risk of single source of supply. In 2005 we aligned our internal production facilities to minimise our risks in this area. We also established strategic supply partnerships in the areas of raw materials, ingredients and finished products.

4 Single production facilities
The risk is described as being a catastrophic breakdown of any production plant that would hamper the company's ability to manufacture product for an extended period (more than three months). During 2005 we upgraded plant and assets protection measures in key facilities. We will continue these investments with high priority in 2006 in order to reduce the likelihood or impact of a disruptive event. In addition to these preventive measures we have developed strategic partnerships between factories (both company and third party) to plan and source for alternative production within a short time-frame.

5 IT environment
In 2004 we reported IT infrastructure as one of our main operational risks. Based on activities such as sourcing other infrastructure providers and additional redundancy in parts of our networks, we effectively covered potential issues relating to IT infrastructure in the year under review.

Our corporate IT strategy is two-fold – to establish a corporate standard for software and a common IT platform including shared infrastructure and support for corporate projects; and to increase local sales unit efficiency by use of common elements, definition of templates, and further integration of data and systems.

For 2006 we will focus on improving our IT control environment and we will create an Information Security Management System (ISMS), following the guidelines of common control frameworks for information security within medium and large enterprises. This system will comply with the new ISO-27001 standard for information security. Another area of attention is to improve our disaster recovery procedures, and to reduce the potential downtime of key systems to a maximum of a few hours.

Implementation of ERP solutions began in 2005 with the Netherlands and Finland, and will be extended in 2006 for all four Nordics countries and our sales entities in Italy. In addition we will implement a worldwide sales force automation project, which will introduce a systematic approach to developing and preserving our key customer relationships. A parallel implementation for our main supply points will take place over the next two and a half years.

6. Emerging markets exposure
Following the announcement in November 2005 of our agreement to acquire the Dumex baby food businesses

in Asia and other emerging markets. We already have a large Indonesian business, and have now increased our presence in China, and added emerging markets such as Thailand and Malaysia to our portfolio. In our assessment, the risks include political and socio-economic volatility, exposure to local exchange rates and local business practices. Our strong and continued growth in emerging markets may affect our performance, depending as it does on the economic developments of each country in which we market, sell or manufacture our products. Despite this, our main markets remain spread over Western Europe, Eastern Europe and various different markets in Asia and to a lesser extent South America, and we strive to ensure a well-balanced portfolio of sound and geographically well-spread business activities.

Financial risks
We give special attention to our risks related to interest rates, exchange rates and liquidity. We manage these risks centrally via a corporate treasury department under direct supervision of the Chief Financial Officer. To ensure active treasury management, our treasury policy was put into practice in all entities during 2005. A hedging policy has also been implemented at corporate and local entities to manage our transactions risk.

A finance committee is in place with responsibility to review and update treasury policy, to monitor compliance of the treasury function, authorise certain categories and values of financial transactions or approve hedging strategies. In addition to our policy we have a monitoring framework in place to ensure that treasury transactions are properly authorised, monitored and reported upon. Our financial risks and treasury policies are discussed in the finance committee and with the audit committee and are updated regularly.

Our achievements in 2005 included implementation of a new upgraded treasury system with an integrated ledger. Our goals for 2006 are improvements in the area of efficient cash management structures, foreign exchange rate management and further enhancing electronic payment procedures.

Interest rate risk
The policy is to hedge at least 60% of the interest in the company's outstanding net debt position in order to reduce the risk to interest rate fluctuations, and we are in line with this policy. The risk is managed through loans, bonds, interest swaps and cross currency swaps.

Exchange rate risk
The company is subject to changes in foreign exchange rates relative to the euro – especially the pound sterling, the Indonesian rupiah and some East European currencies that are of importance to the company. The policy is to hedge the transactions risks resulting from the movements of foreign currencies, where it makes financial sense. In 2005 we introduced hedge accounting in order to eliminate volatility of outstanding currency deals in our results.

Liquidity risk
Numico's positive cash flow over the last years has significantly improved the company's liquidity risk profile. During 2005 the company successfully diversified its debt portfolio and extended its maturity profile by successfully negotiating two US Private Placements and a Commercial Paper programme. We also successfully refinanced our syndicated bank facility in 2005.

Regulatory environment
The industries in which the company operates are subject to regulation by international, national and local governmental agencies. Any changes in current legislation may affect our corporate or local strategy. The company relies on the willingness of retailers, wholesalers and other distributors to carry our products, and on the inclusion of our clinical nutrition products on lists of reimbursable products maintained by insurers.

Numico addresses the regulatory, marketing and distribution issues through sound, professional business practice – observance of appropriate legislation, acute awareness of the competitive environment, and strong relationships with customers and suppliers, and an effective public affairs policy.

Residual liabilities from US disposals
In 2003, Numico divested three companies – Rexall Sundown, Unicity and GNC. Liabilities arising from the US disposals towards the buyers decreased during 2005 as a result of resolved disputes or endings of claim periods.

The company retained under the US disposal agreements the responsibility for Ephedra-related risks. Ephedra has been subject of negative publicity in the US related to alleged harmful effects, and the company ended production in 2003. Ephedra-related litigation has developed favourably during 2005, with 74% of the overall number of cases resolved, due to tentative settlement, withdrawals and dismissals or otherwise. The inflow of new cases also decreased markedly. Numico has adequate insurance in place to cover Ephedra-related litigation risk.

Management review of risk management and internal control
Numico's risk management and internal control systems as generally described above are designed to identify the risks inherent to our operational and financial business objectives and to determine appropriate risk responses in a timely manner. Our internal risk management and control systems and risk management achievements taken in the year under review were regularly discussed by the Executive Board with the audit committee and the Supervisory Board.

Internal representations received from management, regular management reviews, reviews of the design and implementation of our risk management and internal control systems and reviews in business and functional audit committees are an integral part of the company's risk management approach.

On the basis thereof, the Executive Board believes to the best of its knowledge, that our risk management and internal control systems over financial reporting provide reasonable assurance that the financial reporting does not contain any material inaccuracies, that the risk management and control systems have worked properly in the year under review, and there are no indications that they will not continue to do so. The financial statements fairly represent the financial condition and results of operations of the company and provide the required disclosure.

It should be noted that the above does not imply that these systems and procedures provide certainty as to the realisation of operational and financial business objectives, nor can they prevent all misstatements, inaccuracies, errors, frauds and non-compliances with rules and regulations.

In view of all of the above the Executive Board believes that it is in compliance with the requirements of recommendation II.1.4. of the Dutch Corporate Governance Code, taking into account the recommendation of the Corporate Governance Code Monitoring Committee on the application thereof.

Financial developments

"In 2005, the level of shareholders' equity has substantially improved. In line with earlier statements, this allows the company to resume dividend payments."

Results

Sales

The company's total sales in 2005 were € 1,988 million, representing a total increase of 15.4% and 11.9% on a comparable basis. Sales for Baby Food were € 1,314 million representing a growth of 11.7% on a comparable basis. The recall of products in Italy in November and of meal glass jars in the Netherlands in December had a negative impact on sales growth as not all recalled products could be replenished. When the effect of both product recalls is included, the growth on a comparable basis was11.6% for the group and 11.2% for Baby Food.

Total sales growth in Baby Food in 2005 amounted to 17.7%, which includes the Valio (consolidated as of 8 September 2004) and Mellin (consolidated as of 23 June 2005) acquisitions, totalling € 93 million.

Total sales of Clinical Nutrition increased to € 675 million, representing an increase of 12.2% and 12.3% on a comparable basis.

Operating result before amortisation and impairment of intangible assets (EBITA)

Total EBITA excluding exceptional items amounted to € 374 million (after non-allocated costs amounting to € (45) million), representing an increase of 13.9% compared to 2004. The organic growth of comparable EBITA was 9.7% compared to 2004.

The total EBITA of Baby Food increased by 15.0% to € 234 million, excluding exceptional items. The growth was 9.0% on a comparable basis.

The EBITA of Clinical Nutrition increased to € 185 million, a growth of 11.4% on a comparable basis.

Return on sales (EBITA margin)

The company's total EBITA margin was 18.8% and 19.0% on a comparable basis, excluding exceptional items. 2005 saw an increase of 13% in marketing and R&D spend and € (6) million in additional (non-cash) share-based payment expenses (IFRS 2) compared to 2004.

The EBITA margin of Baby Food was 17.8% in total and 18.1% on a comparable basis.

The EBITA margin for Clinical Nutrition was 27.4% on a comparable basis.

Financial income and expense/Finance costs

Financial income and expense amounted to a net expense of € (61) million compared to € (92) million in 2004. This significant reduction was driven by ongoing debt reduction and efforts to optimise the capital structure since late 2004. placements of senior notes in the US, Numico's capital structure is now well diversified, at more favourable terms and conditions with an improved maturity profile.

Income tax

The tax charge on the result of the company's ordinary activities in 2005 was € (101) million. This charge includes a one-off (non-cash) tax charge of € (10) million related to an impairment of the deferred tax asset due to the reduction of the Dutch corporate income tax rate from 31.5% to 30.5% in 2006 and to 29.1% in 2007. The 2005 effective tax rate was 29.5% excluding this one-off item.

Dividend and earnings

The level of shareholders' equity substantially improved in 2005. In line with earlier statements, this has enabled the company to resume dividend payments. The new dividend policy is determined by the company's significant growth profile and related organic investment opportunities. The company will pay a full-year dividend over 2005 of € 0.15 per ordinary share, subject to approval by the General Meeting of Shareholders. The dividend will be paid out fully in ordinary shares or fully in cash, at the shareholder's option.

Earnings and earnings per share were € 198 million and € 1.15, respectively (2004: € 113 million and € 0.68). Normalised net profit and normalised net profit per share were € 213 million (up 24.6% compared to € 171 million in 2004) and € 1.24 (up 20.5% compared to € 1.03 in 2004), respectively.

Divestments

In June 2005, the company completed the restructuring of its Baby Food activities in China. This restructuring was the outcome of the company's strategic decision to focus on its premium brand Cow & Gate in the Chinese market.

In November 2005, the Brazilian cereal business was sold as it did not meet the company's high-growth, high-margin expectations as set out in 2002. The sale included the company's Brazilian plant and cereal brand.

The net result on divestment amounted to a gain of € 25 million. This amount related predominantly to businesses divested in the US in 2003.

Shareholders' equity

Shareholders' equity amounted to € 680 million compared to € (302) million at the end of 2004. The increase was driven by the strong net profit for the year of € 198 million, the capital increase of € 216 million following the acquisition of Mellin in June and the issuance of shares in November of € 541 million related to the acquisition of EAC Nutrition.

Net debt

31 December 2004. A large part of this improvement is attributable to the funds raised through the issuance of shares in November 2005 relating to the acquisition of EAC Nutrition. The proceeds of this issue were used for the € 1.2 billion purchase price of EAC Nutrition, which was completed on 2 January 2006.

The company continued its efforts in 2005 to optimise and diversify its capital structure. In June, a private placement of US$ 425 million of senior notes in the US was completed. The notes have an average maturity of 10 years and have been swapped into euros at a fixed rate of below 4%. The proceeds were used to repay part of the € 627 million subordinated 2000 convertible bond that matured at 27 June 2005.

In December, the company completed the financing of the € 1.2 billion consideration related to the acquisition of EAC Nutrition. In addition to the € 550 million of proceeds from the equity issue, an additional US$ 198 million of senior notes were issued through a private placement in the US. The notes have an average maturity of four years and have been swapped into euros at a floating rate.

The existing € 1.0 billion credit facility was also replaced in December 2005 with a new € 1.25 billion committed unsecured revolving multi-currency credit facility. The spread on the new facility is between 0.9% and 0.3% over Euribor compared to between 0.6% and 0.3% on the old facility. A total amount of € 1,090 million of the new credit facility was drawn at 31 December 2005.

The covenants of the credit facility and the senior notes are related to total net debt compared to EBITDA and EBITDA compared to net interest expenses. EBITDA and net interest expenses are calculated on the basis of a 12-month rolling average and exclude the contribution of all divested businesses. Numico operated comfortably within these covenants in 2005.

At 31 December 2005, the total fair value of subordinated convertible bonds outstanding was € 298 million, which mainly relates to the 3% 2003 convertible bond with a nominal value of € 345 million that matures in 2010.

Working capital

The company's continuous effort to lower the level of trade working capital as a percentage of sales has resulted in an improvement compared to a year ago of 210 basis points (bps) to 10.6%. The reduction was driven by a decrease in receivables and inventory of 50 and 40 bps, respectively, and an increase in payables of 120 bps. The company is confident that there remains scope for further improvement of working capital.

Deferred income tax asset

The balance of the deferred income tax assets recognised in 2003 amounted to € 362 million (2004: € 374 million). Included in this balance is a reduction of € (10) million following the further decrease in Dutch corporate income tax rates from 31.5% to 30.5% in 2006 and to 29.1% in 2007. The company continues to expect to be able to use the deferred income tax asset over the next 8-10 years.

Cash flow

Cash generated from operations amounted to € 379 million driven by the higher net result and further improvements in trade working capital. Free cash flow (i.e. cash flow before financing activities) amounted to € (99) million after the acquisition of Mellin of € 198 million, capital expenditure of € 100 million, and the purchase of shares held in Sari Husada of € 95 million.

Capital expenditure

Capital expenditure amounted to € 100 million representing 5.0% of total sales (2004: € 89 million). A portion of this amount related to the optimisation of the European Baby Food manufacturing platform. Substantial investments were also made in innovation and packaging as well as in global IT projects. These projects are an integral part of the company's long-term vision of sustainable growth for its Baby Food and Clinical Nutrition divisions. For 2006, the company expects additional investments to drive innovations, to continuously improve the quality and safety levels of the company's production platform and specifically to invest in Dumex' Shanghai plant.

Outlook

The company's total sales – including Mellin and Dumex – are expected to grow organically between 11-13%. This organic growth is based on the company's performance in 2005 including the full year 2005 pro-forma performance of Mellin and Dumex to ensure constant scope.

Overall EBITA margin will remain stable in 2006 despite ongoing investments in product innovations and advertising and promotion. Higher non-allocated costs will partly be driven by additional € (8) million (non-cash) of additional share-based payment expensing (IFRS 2) compared to 2005.

Dumex' core profit drivers – which generated net sales of approximately € 305 million in 2005 – are expected to grow by 20% in sales with an EBITA margin of 15% in 2006.

These targets are based on constant scope of consolidation, constant currencies, excluding one-off items and barring unforeseen circumstances.

Schiphol, 22 February 2006

Jan Bennink
Chris Britton
Jean-Marc Huët
Rudy Mareel
Niraj Mehra
Ajai Puri

Supervisory Board Report 2005

"The role of the Supervisory Board is to supervise the policies and business activities of the Executive Board and furthermore to provide advice in the best interests of the company and its stakeholders."

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Supervisory Board members

1. **Robert Zwartendijk** Dutch, 1939
   Period of appointment
   from 1994 through 2006

2. **Hessel Lindenbergh** Dutch, 1943
   Period of appointment
   from 2003 through 2007

3. **Barrie Spelling** British/American, 1944
   Period of appointment
   from 2004 through 2008

4. **Emiel van Veen** Dutch, 1939
   Period of appointment
   from 2002 through 2006

5. **Per Wold-Olsen** Norwegian/American, 1947
   Period of appointment
   from 2003 through 2007

6. **Marco Fossati** Italian, 1959
   Period of appointment
   from 2005 through 2009

7. **Steven Schuit** Dutch, 1942
   Period of appointment
   from 2005 through 2009

Biographies on page 100.

Introduction

2005 was a year of momentum for Numico, and the first year in which management could focus entirely on its growth strategy following the divestment of all non-core activities. The year was characterised by strong autonomous growth, and two major acquisitions for the core baby food business in Europe and in Asia. The Supervisory Board would also like to highlight the fact that the company returned to positive equity in 2005.

The Supervisory Board was closely involved in all matters of importance to the company throughout the year 2005. Because the Supervisory Board received all information in a timely manner, the members were able to thoroughly discuss all issues arising during meetings and many conference calls. The Supervisory Board also discussed the strategy of the company in close co-operation with the Executive Board. The proposed acquisitions of Mellin S.p.A in Italy and EAC Nutrition in Asia were intensely reviewed during both regular and extraordinary meetings.

In the General Meeting of Shareholders held on 11 May 2005 two new members were appointed: Marco Fossati and Steven Schuit. Marco Fossati's appointment became effective as of 23 June 2005.

In October 2005, the Supervisory Board welcomed the publication of the first Sustainability Report of the company, which it considers to be a major achievement. In line with the strategy to put more emphasis on corporate governance and sustainability it was decided to establish a new governance committee which offers the organisation appropriate supervision and guidance in respect of the developments in this area.

The results for the year 2005 reflect the ambition of the management and are entirely in line with Numico's strategy to be a high-growth, high-margin company.

Role of the Supervisory Board

The role of the Supervisory Board is to supervise the policies and business activities of the Executive Board and furthermore to provide advice in the best interests of the company and its stakeholders. The Supervisory Board is responsible for the quality of its own performance.

Rob Zwartendijk and Hessel Lindenbergh are Chairman and Vice-chairman respectively.

Corporate governance

The Executive Board, fully supported by the Supervisory Board, strives to be a frontrunner in corporate governance, as transparency and trustworthy management is the key element to gain and retain the confidence of shareholders in the organisation. For this reason the Executive Board and Supervisory Board decided to incorporate the principles and provisions of the Dutch Corporate Governance Code ('the Code') as much as possible directly after the Code's introduction in December 2003. In our Annual Report 2003 our implementation plan was set out in detail, provision by provision. Following the guidance given by the Committee Tabaksblat we also decided to submit the introduction of the Code to the General Meeting of Shareholders in May 2004 for discussion purposes. Shareholders approved the amendment of the Articles of Association necessary for a complete adoption of the Code and the abolition of the certificates of shares in the General Meetings in 2004.

We have included a section on corporate governance in this year's Annual Report to update our shareholders on status and future developments. The report of the Dutch Monitoring Committee in December 2005 clarified the provision as to the risk paragraph in the Annual Report, confirming our interpretation of the provision. We will continue to report in detail about our corporate risk in this Report.

Another major achievement in 2005 was the introduction of a new corporate governance structure for PT. Sari Husada Tbk, the Jakarta Stock Exchange listed company, in which we hold a majority stake of 98.60%. The changes were made on the initiative of local management.

All by-laws and regulations for the Executive Board, Supervisory Board and the various Supervisory Board committees as a consequence of the introduction of the Code have been posted on the company website. Each Supervisory Board member signed a letter of engagement addressing his duties and commitments to the Board, the company and its stakeholders. The Supervisory Board also adopted new regulations in regard to the prevention of insider trading in Numico securities following the introduction of the Market Abuse Act in the Netherlands on 1 October 2005.

The Supervisory Board used its meeting in January 2005 to evaluate its own functioning. The basis for the discussion was a report of Spencer Stuart containing the results of individual interviews with not only the Supervisory Board members but also the Executive Board members in respect to the functioning of the individual members and of the Supervisory Board as a whole. The report was used as a good guidance to further improve the functioning of our Board.

Composition of the Supervisory Board

At the end of 2005 the Supervisory Board consisted of seven members.

Board members are appointed by the General Meeting of Shareholders on proposal of the Supervisory Board based on a recommendation of the nomination committee. During the General Meeting of Shareholders on 11 May 2005, two new members were appointed, Marco Fossati (effective date 23 June 2005) and Steven Schuit.

During the General Meeting of Shareholders 2006, two members will resign due to the expiration of their term of office, Emiel van Veen and Rob Zwartendijk.

We believe that the composition of the Supervisory Board is of such nature that its members can act critically and independently of one another and of the Executive Board and are free of any particular interests within the framework of its profile. Other than Steven Schuit and Emiel van Veen all members are independent according to the Code. As of the General Meeting of Shareholders 2006, we will comply with provision III.2.1 of the Code.

Composition of the Executive Board

As a result of the introduction of the Code, the Executive Board voluntarily agreed with the Supervisory Board to comply with best practice provision II.1.1. and to accept appointments for a maximum term of four years. Therefore last year three members of the Executive Board were nominated for re-appointment for a term of four years. At the meeting of 11 May 2005, Chris Britton (Baby Food), Rudy Mareel (Clinical Nutrition) and Niraj Mehra (Operations) were all re-appointed.

At the General Meeting of Shareholders on 3 May 2006 Mark Wilson will be nominated for appointment to the Executive Board. Mark Wilson has responsibility for the newly acquired business of EAC Nutrition (Dumex) in Asia and he will manage this business from a regional office in Singapore. All the provisions of his employment agreement comply with the Dutch Code. More details will be published with the agenda for the Shareholders' meeting.

The remuneration of the members of the Executive Board is fully disclosed on pages 79 – 85.

The Supervisory Board evaluated the functioning of the individual members of the Executive Board as well as its functioning as a team. The outcome was discussed with the members individually.

Meetings of the Supervisory Board

We met as a Supervisory Board ten times in 2005, much more than the anticipated six meetings per year, mainly caused by our involvement in expansion activities. Only one meeting was not attended by all members. We held one meeting in the absence of the Executive Board members to discuss their performance. One of the meetings was completely dedicated to the strategy of the company, during which the competitive landscape and different growth scenarios were discussed in detail.

Special meetings were convened to discuss the acquisitions of the baby food activities of Mellin S.p.A in Italy and EAC Nutrition in Asia. The acquisitions were well received by investors as a further indication that the company's focused high-growth and high-margin strategy is being consistently executed. The financing structure of the acquisitions allowed us to return to a positive equity of more than € 600 million at year-end.

The Supervisory Board expressed its intention to extend the number of members to seven last year in order to have a broader range of experience aligned with Numico's business activities. Therefore in last year's General Meeting of Shareholders Steven Schuit and Marco Fossati were nominated and appointed new members of the Board.

Detailed information about the members can be found in this Report on page 100. The term of office is four years. Details of the remuneration of Supervisory Board members pursuant to article 2:383d of the Civil Code can be found on page 79 of this Annual Report. The rotation plan is available on Numico's website.

Business review

The Executive Board submits the financial quarterly results prior to their disclosure, for approval by the audit committee and the full Supervisory Board. The results of the company for 2005 were in line with the outlook given and very positive, particularly in top-line growth.

The company returned to a positive equity in 2005 thanks to the contribution of profits and the issue of shares as part of the financing of the acquisitions.

The Supervisory Board was also regularly informed on business developments in the Baby Food and Clinical Nutrition divisions by the respective Executive Board members.

The restructuring process of the baby food manufacturing platform was successfully completed. Unfortunately, in November and December the company had to decide to recall a limited number of liquid milk products in Italy and baby meals in jars in the Netherlands. These measures were taken to resolve packaging and product integrity issues. We were updated on the actions taken by management on a regular basis, and the well-disciplined chain control system dealt with all issues in an effective and satisfactory manner. No health risk to consumers was involved in either recall.

A new focus on corporate responsibility resulted in the introduction of new Codes of Conduct and a related Code of Conduct for suppliers, and the publication of the company's first Sustainability Report.

We were also broadly informed on new developments within Research and Development. With fewer but more focused and promising projects we can now fully concentrate on the improvement of the nutritional benefits of our products. Human resource policy is also a key strategic concern of the Executive Board and fully supported by the Supervisory Board.

The Chairman and the CEO kept in very frequent contact throughout the year, allowing the Supervisory Board to closely monitor business operations and financial developments

Committees

We have established four committees of which the governance committee was founded during the year under review. The others are an audit committee, a nomination committee, and a remuneration committee.

Audit committee

The audit committee consists of Hessel Lindenbergh (Chairman), Barrie Spelling, Emiel van Veen and Steven Schuit. The composition of the committee is in conformity with the best practice provisions III.5.6. of the Dutch Corporate Governance Code.

The regulations for the audit committee can be viewed on Numico's website. The committee met four times in 2005, each time with the presence of both the CFO and our External Auditor. Management was absent for part of one of these meetings, to comply with provision III.5.9. of the Code.

The meetings are timed to allow the committee to prepare recommendations to the Supervisory Board regarding the quarterly results and furthermore to discuss with the CFO and the Auditor all other relevant issues such as risk management, control systems, the impact of IFRS (International Financial Reporting Standards), financial reporting and tax planning. In its meetings the audit committee reviewed the full-year results 2005, the half-year results 2005, the quarterly results 2005 and the related Auditor's Reports and Management Letters. Special attention was paid to the impact of the IFRS introduction and the adaptation of the systems for IFRS in 2005. The audit committee concluded that the company is well prepared for the introduction of IFRS. In addition the committee discussed the financing of the company, and the deferred tax asset. The committee also evaluated risks related to business activities and the progress made in improving the reporting systems of the company, which are being reviewed in order to further improve the effectiveness of our financial reporting.

The committee also reviewed the audit scope and fees with the External Auditor in order to assess the efficiency and accuracy of the auditing process, as well as the remuneration and independence of the External Auditor. The audit committee reviewed the Auditor's performance and made a recommendation to the Supervisory Board concerning the appointment of the Auditor by the General Meeting of Shareholders.

The audit committee was updated on litigation issues affecting Numico, in particularly the Ephedra cases in the US and the related insurance coverage. As part of its corporate risk policies, the Executive Board decided to set up an internal audit function in 2004. The internal audit function co-operates closely with the External Auditor in preparing audits and sharing findings from the local audits. The audit committee was fully informed about the scope and the results

Nomination committee

In 2005, the nomination committee consisted of Rob Zwartendijk (Chairman), Barrie Spelling, Per Wold-Olsen and (as of 23 June 2005) Marco Fossati. The committee met twice and discussed the composition of the Supervisory Board and the extension of the board.

It was decided to nominate Steven Schuit and Marco Fossati for appointment at the General Meeting of Shareholders in 2005.

One of the duties of the nomination committee is the establishment of a succession planning scheme for both the Supervisory Board and the Executive Board. The committee discussed the different options in close co-operation with the CEO.

Governance committee

The Governance committee was first established in the Supervisory Board meeting of 10 August 2005. The committee is chaired by Steven Schuit and has Rob Zwartendijk and Emiel van Veen as its members.

The committee regulations were adopted in the Supervisory Board meeting of 8 November 2005.

The drafting of the first Sustainability Report took place before the committee was officially installed. Nevertheless, the committee was still able to comment on the Report prior to publication. The committee expresses its appreciation for the Report and the details disclosed therein. The decision to apply the GRI guidelines in this Report and the Executive Board's objective to do its best efforts to translate these guidelines for our type of industry are fully supported by the committee.

Remuneration committee

The remuneration committee consists of Barrie Spelling (Chairman), Per Wold-Olsen, Rob Zwartendijk and Marco Fossati. The remuneration committee met four times during 2005. Attention was especially given to the composition of the peer group for remuneration and to preparation of the remuneration proposals for the year 2006, which are included in the remuneration report.

The remuneration committee has no authority to take decisions regarding remuneration but only to compose proposals and recommendations for the Supervisory Board regarding the remuneration policy and the remuneration of individual Executive Board members, which has to be determined by the Supervisory Board. The current policy was adopted by the General Meeting of Shareholders in 2004.

The policy contains the schemes for remuneration in stock options and performance shares. Awards for 2006 will

Remuneration report

For full details of the remuneration of the Executive Board members and Supervisory Board members for the financial year that ended 31 December 2005 as well as the overview of 2005 share-based remuneration, please refer to page 79.

Remuneration policy

Introduction

In accordance with the Articles of Association, the remuneration of the Executive Board members is the responsibility of the Supervisory Board as a whole. Resolutions on remuneration recommended by the remuneration committee and adopted by the Supervisory Board should be in line with the remuneration policy (including equity-based compensation) for Executive Board members as adopted by the General Meeting of Shareholders. The remuneration committee used external advice from Hewitt, Bacon & Woodrow, United Kingdom.

The following is a summary of our remuneration policy as adopted by the General Meeting of Shareholders in 2004. It takes into account the best practice recommendations of the Dutch Corporate Governance Code. The remuneration policy complies with the best practice provisions II.2.1 – II.2.8 of the Code, as explained in this remuneration report and in our corporate governance statement (page 36).

The members of the Executive Board are appointed for a four-year term. For details see the Corporate Governance statement in this Annual Report on page 36. The minimum compensation in the event of dismissal of an Executive Board member is two years' base salary for existing Executive Board members and one year for newly to be appointed Executive Board members. Change of control clauses which apply for a limited period of five years contain severance payments of two to three years' base salary and bonus.

The remuneration policy is available on the company's website.

Statement

To achieve our objective of being a high-growth, high-margin specialised nutrition company it is essential that our executive remuneration programmes reward the Executive Board members for achieving stretch targets for short- and long-term performance, including out-performance relative to our peer group.

In order to achieve this, we provide a competitive basic package but with the opportunity to achieve significant rewards if the company continues to consistently outperform versus a very challenging peer group, reflected in further growth in shareholder value.

For senior managers we have installed a similar approach as adopted for the Executive Board. This will engender a performance-driven culture, reflecting the company's ambitions and its position in the international market.

Strategy

The Supervisory Board has adopted a transparent remuneration strategy for the Executive Board that is aligned with the company's business strategy to seek profitable growth – and it contains performance-related short- and long-term incentives. The approach which the remuneration committee has recommended is to target base salary at the median of the remuneration peer group, and to provide bonus and longer-term incentive opportunity such that in due course, upper quartile rewards could arise but only if upper-decile company performance is achieved over the next years. This means that the entire package is highly leveraged to future performance.

The remuneration peer group consists of the following companies in the FMCG/Food and Pharmaceutical/ Healthcare sectors:

Abbott Laboratories	Fresenius
Akzo Nobel	HJ Heinz
Bristol Myers Squibb	Heineken
Cadbury Schweppes	Kellogg Co
Campbell Soup Company	Novo Nordisk
Colgate Palmolive	Reckitt Benckiser
Danone	

Remuneration elements

The remuneration of the Executive Board members currently comprises the following elements: base salary, annual cash bonus, stock options, performance shares and pension arrangements.

In order to assess the competitiveness of the remuneration packages it is necessary to consider these elements in relation to the remuneration peer group and to our aspiration to target base salary at the median of the remuneration peer group, and to provide bonus and longer-term incentive opportunity such that in due course, upper quartile rewards could arise but only if upper-decile company performance is achieved over the next years. Accordingly, our advisers were asked to carry out a benchmarking exercise and to make recommendations on suitable levels of remuneration based on their findings. These have been adopted and are described in further detail below.

The component of base salary is fixed, whereas the components of bonus, stock options and performance shares are variable. The company considers variable compensation an important part of the remuneration package of Executive Board members. The bonus targets and performance criteria reflect the key drivers for value creation and medium- to long-term growth in shareholder value. Therefore, a considerable part of the total compensation consists of variable compensation which depends on meeting challenging performance criteria over a number of years.

Base salary

The base salary policy for Executive Board members is to position base salaries at the median of the peer group. No changes will be made for 2006 base salary. For details, please refer to page 80 of this Report.

Annual bonus (short-term incentive) 2005

The members of the Executive Board are eligible to participate in a short-term incentive programme that provides an annual bonus for the achievement of predetermined targets of the preceding financial year. For details, refer to page 80 of this Report. The current bonus scheme applicable to the Executive Board members is based on quantitative targets, EBITA, sales and free cash flow (70%) and individual qualitative targets (30%). The quantitative criteria reflect the financial parameters that the Supervisory Board consider to be the most critical annual measures to enable the business to achieve the goal of being a high-growth high-margin specialised nutrition company.

The qualitative targets for the Executive Board require prior approval from the Supervisory Board, and the targets for the CEO are set by the Supervisory Board on the recommendation of the remuneration committee.

Achievement against the quantitative targets will be assessed following the end of the financial year and on the basis of audited results. Achievement against qualitative targets will be assessed on the basis of a scorecard.

Annual bonus (short-term incentive) 2006

Annual bonus represents one element of the variable compensation part of the remuneration package. Analysis of the current bonus systems and parameters indicate that compared to the remuneration peer group, bonus targets are more and more linked towards quantitative targets only.

Therefore, for 2006, the Supervisory Board has resolved that 100% of the bonus payout will depend on quantitative targets only. The individual qualitative targets will be used to differentiate in the grants within our Long Term Incentive plans.

Stock options and performance shares (long-term incentive)

No changes will be made in 2006 to the 2005 stock option plan. Annual share options and performance-related shares are granted up to a maximum of 1.5% of the issued share capital. The term of the stock option plan is eight years, with a three year vesting period. For details, please refer to page 84 of this Report.

All stock options become exercisable if the company is ranked in the upper decile relative to the comparator group. A TSR position between the median and the upper decile will trigger vesting of part of the stock options on a sliding scale between the two points, according to the following scheme.

TSR ranking after three years within comparator group	Proportion of the base allocation vesting as a %
1-2 (upper decile)	100
3	92.5
4	85
5	77.5
6	70
7	62.5
8	55
9	47.5
10 (median)	40
11-19	0

The comparator group for the TSR ranking for stock options granted in 2006 is as follows:

Associated British Foods	Johnson & Johnson
Beiersdorf	Kellogg Co
Cadbury Schweppes	Kraft
Campbell Soup Company	Nestlé
Colgate Palmolive	Northern Foods
Danone	Procter & Gamble
Diageo	Reckitt Benckiser
HJ Heinz	Sara Lee
Heineken	Unilever

For the purposes of carrying out this assessment, TSR for each company will be calculated by taking the average share price for the period 1 October to 31 December 2005 and comparing this with the average share price for the period 1 October to 31 December 2008. Dividends will be notionally reinvested on the date of payment and only companies whose shares are listed at both the beginning and end of the three-year period will be included in the ranking. The relative ranking vesting formula will be adjusted appropriately if a company falls out of the comparator group.

Stock option award sizes will remain at the full discretion of the Supervisory Board but it is anticipated that awards of similar numbers of stock options to those made in 2005 will be the starting point for consideration in order to meet the desired target reward levels.

Performance shares
The performance share plan is driven by a target related to earnings per share (EPS) and shares vest after a three year period provided that the average EPS growth per annum is equal or greater than 9%. The 9% threshold is well above the market average.

For awards to be granted in 2006, the performance threshold will not change versus our policy.

EPS growth per annum	Percentage vesting %
Greater than 15%	100
14%	90
13%	80
12%	70
11%	60
10%	50
9%	40
Less than 9%	0

Performance share award sizes will remain at the full discretion of the Supervisory Board, but it is anticipated that awards equivalent to half of the corresponding options will normally be made in order to meet the desired target reward levels. It is the intention of the Executive Board to retain the shares in accordance with provision II.2.3 of the Code.

For the Executive Board members the following awards are granted for 2006:

	Stock options	Performance shares
Jan Bennink	300,000	150,000
Niraj Mehra	100,000	60,000
Chris Britton	100,000	60,000
Jean-Marc Huët	150,000	75,000
Rudy Mareel	100,000	40,000
Ajai Puri	100,000	40,000
Mark Wilson	100,000	40,000

Shareholding obligation
In 2004 a shareholding obligation for the Executive Board members of 100% of base salary to be accumulated over four years was introduced. This shareholding requirement can be met in several ways including, for example, reinvesting part of the annual bonus payment in the company's shares, or retaining shares upon exercise of stock options and vested performance shares. Currently all of the members of the Executive Board have invested in shares of the company. The numbers of ordinary shares currently held are 36,048 by Jan Bennink; 15,500 by Jean-Marc Huet; 6,000 by Niraj Mehra; 5,664 by Ajai Puri; 3,316 by Rudy Mareel and 3,247 by Chris Britton.

All transactions in Numico securities, the exercise of stock options, the sale of shares acquired on exercise of the stock options, and the shares received under the performance share plan are restricted by law and the company's rules and regulations concerning insider trading. All grants and transactions are notified to the Dutch Regulator (Authority for the Financial Market, AFM).

Pension
As per 1 January 2006 a modified pension scheme has been introduced to comply with changes in the Dutch pension law their age, whereas in former years we had one equal percentage for all participants. For details on current pension arrangements, please refer to page 80 of this Report. The changes will not influence the agreed pension contributions for the Executive Board members. The retirement age is set at 60 years. The recent benchmark exercise indicated that current pension contributions are substantially lower versus the peer group.

Loans
It is the current policy of the company not to grant the Executive Board members any personal loans, guarantees or the like unless in the normal course of business and on terms applicable to the personnel as a whole, and after approval of the Supervisory Board. No remissions of loans shall be granted.

Senior management
The remuneration committee is informed on all major remuneration issues for senior management of the company, and prepares the allocation of the total number of options and rights to acquire shares to senior management.

Supervisory Board remuneration
The following remuneration scheme for the Supervisory Board was adopted in the 2005 Shareholders' meeting.

	Supervisory Board fees 2005
Chairman of the SB	€ 70,000
SB member	€ 50,000
Committee Chair	€ 8,000

No changes will be proposed for 2006.

Financial statements for 2005
PricewaterhouseCoopers Accountants N.V., independent auditors, have audited the financial statements for 2005, as prepared by the Executive Board. Please refer to page 98 of this Report.

We approved the Financial Statements for 2005 in our meeting of 22 February 2006.

We also recommend that the shareholders adopt the financial statements for 2005 as presented in this Annual Report.

We would like to express our appreciation to the Executive Board, executive committees, senior staff and all employees for their performance and their commitment to the company and its ambitious goals in this eventful and rewarding year.

The Supervisory Board

Rob Zwartendijk (Chairman)	Barrie Spelling
Marco Fossati	Emiel van Veen
Hessel Lindenbergh	Per Wold-Olsen
Steven Schuit	

FINANCIAL STATEMENTS 2005

Financial statements 2005

Consolidated income statement

€ million	2005	2004
Sales[1,27]	**1,988**	1,722
Other revenues[2]	**20**	19
Total revenues	**2,008**	**1,741**
Expenses		
Cost of raw materials and consumables	**(614)**	(497)
Movement in stocks of finished and semi-finished products	**(8)**	8
Personnel costs[3]	**(432)**	(405)
Other operating costs[4]	**(587)**	(503)
Depreciation of property, plant and equipment[10]	**(25)**	(31)
Impairment of property, plant and equipment[10]	—	(10)
Amortisation of intangible assets[9]	**(10)**	(5)
Other income[5]	**28**	6
	(1,648)	**(1,437)**
Operating profit[1]	**360**	**304**
Finance costs[6]	**(91)**	(111)
Other financial income[6]	**30**	19
Share in profit of joint venture	**3**	4
Profit before tax	**302**	**216**
Income tax expense[7]	**(101)**	(98)
Profit for the year	**201**	**118**
Attributable to:		
Equity holders[18]	**198**	113
Minority interest[26]	**3**	5
	201	118
Earnings per share[8]		
Basic earnings per share (€)	**1.15**	0.68
Diluted earnings per share (€)	**1.11**	0.67

Consolidated statement of recognised income and expense

€ million	2005	2004
Income tax rate adjustments	**—**	5
Cash flow hedges fair value losses (net of tax)	**(2)**	(8)
Actuarial losses defined benefit plans (net of tax)	**(11)**	(4)
Exchange rate differences	**20**	(17)
Net income/(expense) recognised directly in equity[18]	**7**	**(24)**
Profit for the year	**201**	118
Total recognised income for the year	**208**	**94**
Attributable to:		
Equity holders	**204**	92
Minority interest	**4**	2
	208	94

Consolidated financial statements

Consolidated balance sheet

€ million	31 December 2005	31 December 2004
Non-current assets		
Intangible assets[9,25]	**767**	123
Property, plant and equipment[10]	**336**	314
Investment in joint venture[11]	**9**	6
Other financial assets[12]	**17**	22
Deferred income tax assets[13]	**362**	374
Derivative financial instruments[14]	**9**	–
	1,500	**839**
Current assets		
Inventories[15]	**194**	173
Trade and other receivables[16]	**351**	273
Current income tax receivables	**10**	8
Derivative financial instruments[14]	**2**	1
Cash and cash equivalents[17]	**1,457**	220
	2,014	**675**
Non-current assets classified as held for sale[10]	**22**	–
	2,036	**675**
Total assets[1]	**3,536**	**1,514**

	31 December 2005	31 December 2004
Equity[18]		
Capital and reserves attributable to equity holders	**680**	(302)
Minority interest	**2**	17
Total equity	**682**	**(285)**
Non-current liabilities		
Borrowings[19]	**1,913**	1,140
Employee benefits[20]	**110**	97
Provisions[21]	**7**	13
Other financial liabilities[22]	**50**	39
Deferred income tax liabilities[13]	**181**	58
Derivative financial instruments[14]	**13**	18
	2,274	**1,365**
Current liabilities		
Trade and other payables[23]	**422**	353
Current income tax liabilities	**73**	46
Borrowings[19]	**62**	1
Provisions[21]	**22**	34
Derivative financial instruments[14]	**1**	–
	580	**434**
Total liabilities[1]	**2,854**	**1,799**
Total equity and liabilities	**3,536**	**1,514**

Consolidated cash flow statement[24]

€ million	2005	2004
Operating profit	**360**	304
Adjustments for:		
Depreciation of property, plant and equipment	**32**	33
Impairment of property, plant and equipment	**—**	10
Amortisation of intangible assets	**10**	5
Stock option costs	**11**	5
Movement in provisions	**(11)**	(5)
Net change in working capital	**(23)**	(53)
Other	**—**	(1)
Cash generated from operations	**379**	**298**
Interest received	**14**	20
Interest paid	**(75)**	(65)
Income tax paid	**(56)**	(39)
Cash flow from operating activities	**262**	**214**
Investing activities		
Proceeds of sale of property, plant and equipment	**17**	2
Capital expenditures	**(100)**	(124)
Acquisitions – business combinations	**(198)**	—
Acquisitions – increase of shareholdings	**(95)**	—
Proceeds of divestments	**16**	14
Dividends received	**—**	1
Long-term loans receivable from third parties	**(5)**	—
Loan repayments received from third parties	**4**	7
Cash flow from investing activities	**(361)**	**(100)**
Financing activities		
Issued shares for financing of purchase price EAC Nutrition	**541**	—
Proceeds other issued shares – stock options	**9**	—
Repurchase of shares by subsidiaries	**(6)**	—
Issued convertible debenture loans	**2**	1
Redemption/repurchase of convertible debenture loans	**(627)**	(503)
Issued senior notes (US private placement)	**508**	—
Issued commercial paper	**31**	—
Use of credit facility	**1,495**	230
Redemption of credit facility	**(635)**	—
Dividends paid to minority shareholders	**(5)**	(2)
Cash flow from financing activities	**1,313**	**(274)**
Exchange rate differences on cash, cash equivalents and bank overdrafts	**(8)**	(23)
Change in cash, cash equivalents and bank overdrafts	**1,206**	**(183)**
Cash, cash equivalents and bank overdrafts 1 January	**220**	**403**
Cash, cash equivalents and bank overdrafts 31 December	**1,426**	**220**
Bank overdrafts	**31**	—
Cash and cash equivalents 31 December	**1,457**	**220**

Accounting policies

I General information

Introduction
Royal Numico N.V. ('the company') and its subsidiaries manufacture, distribute and sell baby food and clinical nutrition products. The company has manufacturing plants around the world and its sales are divided between Europe, Asia-Pacific and the Rest of the World.

Royal Numico N.V. is a public company listed on the Euronext stock exchange and incorporated and domiciled in the Netherlands. The address of its registered office is Schiphol Boulevard 105, 1118 BG, Schiphol Airport, the Netherlands. The statutory seat of the company is Amsterdam, the Netherlands.

The consolidated financial statements were approved for issuance by the Supervisory Board on 22 February 2006 and are subject to approval by the General Meeting of Shareholders on 3 May 2006.

The financial statements of the company include the parent company financial statements of Royal Numico N.V. and the consolidated financial statements. The parent company income statement has been abbreviated in accordance with article 402 of Part 9, of Book 2 of the Dutch Civil Code.

II Summary of significant accounting policies

Basis of preparation
The company's 2005 consolidated financial statements are the first to be prepared in accordance with International Financial Reporting Standards ('IFRS'), as adopted by the European Commission. The consolidated financial statements have been prepared under the historical cost convention. All accounting policies applied in 2005 have been consistently applied to the 2004 comparatives.

Transition to IFRS and effect of new accounting principles
Many of the IFRS standards are similar to Dutch generally accepted accounting principles ('GAAP') as previously applied by the company. Those IFRS standards having the largest impact on equity at 1 January 2004 and profit for the year 2004 have been disclosed in note 31 'Transition to International Financial Reporting Standards'.

The company early adopted the following new or revised standards or amendments to existing standards issued by the International Accounting Standards Board ('IASB'):

> IFRS 5 – Non-current assets held for sale and discontinued operations
In March 2004, the IASB issued IFRS 5 'Non-current assets held for sale and discontinued operations'. This standard requires that assets that are intended for disposal, that are available for sale in their current condition and for which the sale is highly probable, be recognised at the lower of these assets' carrying amount or fair value less selling costs. IFRS 5 is effective for periods beginning on or after 1 January 2005, with earlier adoption encouraged. The company has applied IFRS 5 as of 1 January 2004, resulting in separate recognition of such assets on the face of the balance sheet and valuation of these assets at the lower of the assets' carrying amounts or fair value less selling costs.

> Amendments to IAS 19 – Actuarial gains and losses, group plans and disclosures
In December 2004 the IASB issued an amendment to IAS 19 'Employee benefits'. The amendment introduces an additional recognition option for actuarial gains and losses arising in defined benefit the income statement in a 'Statement of recognised income and expense'. The amendment is effective for annual periods beginning on or after 1 January 2006, with earlier adoption encouraged. The company has applied the amendments to IAS 19 as of 1 January 2004, resulting in the inclusion of actuarial gains and losses on defined benefit plans in a separate 'Consolidated statement of recognised income and expense' on page 50 of these consolidated financial statements.

> Amendments to IAS 39 – Cash flow hedge accounting of forecast intragroup transactions
The early adoption of these amendments did not have a material impact on the company's consolidated financial statements.

Moreover, the IASB has issued the following new or revised but not yet effective standards or amendments to existing standards which will be applicable to the company:

> Amendments to IAS 21 – Net investments in a foreign operation.
The amendments to IAS 21 will become effective as of 1 January 2006. The company is currently evaluating the impact the amendments will have on its financial position, operating results and cash flows as it will adopt these amendments as of 1 January 2006.

Furthermore, the IASB has issued the following new or revised but not yet effective standards or amendments to existing standards and interpretations of which the company expects that they will not have a material impact on the consolidated financial statements:

> IAS 39 and IFRS 4 (Amendment) – Financial Guarantee Contracts.
> IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources.
> IFRS 6, Exploration for and Evaluation of Mineral Resources.
> IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures.
> IFRIC 4, Determining whether an Arrangement contains a Lease.
> IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.
> IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.
> IFRIC 7, Applying the Restatement Approach under IAS 29' Financial Reporting in Hyperinflationary Economies.
> IFRIC 8, Scope of IFRS 2.
> IFRIC 9, Reassessment of Embedded Derivatives.

The company has not opted for early adoption of these new or revised but not yet effective standards or amendments to existing standards and interpretations.

Basis of consolidation
The consolidated financial statements comprise the financial statements of the parent company, Royal Numico N.V., and its subsidiaries. Subsidiaries are entities over which the company has control (i.e. the power to govern the financial and operating policies) and are generally characterised by a shareholding of more than one half of the voting rights. Potential voting rights are taken into account when assessing control. Subsidiaries are consolidated from the date on which control is transferred to the company and are deconsolidated from the date that control ceases to exist. Inter-company transactions, balance sheet positions and unrealised results on transactions between the company and its subsidiaries are eliminated.

Business combinations
The method of purchase accounting is used to account for the acquisition of subsidiaries by the company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and (contingent) liabilities incurred or assumed at the date of acquisition plus any costs directly attributable to the acquisition. Identifiable assets acquired are measured initially at their fair value at the acquisition date

recognised as goodwill. Goodwill on the acquisition of foreign subsidiaries is recorded in local currency and is translated at the closing rate. Any resulting exchange rate differences are recognised directly in equity.

Transactions with minority interests
The company applies a policy of treating transactions with minority interests as transactions with external parties. Disposals of shares in minority interests held by the company result in gains or losses for the company that are recognised in the income statement. Purchases of shares from minority interests can result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying amount of the net assets of the subsidiary.

Segment reporting
The company's primary segment information is based on the segmentation of business into the Baby Food and Clinical Nutrition divisions. Each segment contains assets and operations that are subject to risks and returns, distinct to the segment. Costs reported in the Baby Food and Clinical Nutrition divisions are primarily costs directly attributable to those segments. Non-allocated income and expenses are shown as a separate segment and contain corporate overhead and corporate project expenses.

Secondary segment reporting is based on geographical segmentation. Each geographical segment has its own set of particular economic risks and returns.

Segment reporting reflects the group's management and internal reporting structure.

Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the company's subsidiaries are measured using the currency of the primary economic environment in which these subsidiaries operate ('the functional currency'). The consolidated financial statements are presented in euro, which is the company's functional and presentation currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognised in the income statement under 'Other financial income and expense'. Foreign exchange gains and losses on financial assets and liabilities that are qualified as hedge instruments in cash flow hedges are recognised directly in equity.

Entities within the group that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

> assets and liabilities are translated at the closing rate at the balance sheet date;
> income statements are translated at average exchange rates and;
> resulting differences are recognised as 'Exchange rate differences' directly in equity.

When a foreign operation is sold such realised translation differences are recognised in the income statement together with deferred gains and losses from net investment hedges as part of 'Other income'.

Intangible assets
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets acquired. Goodwill on acquisitions of joint ventures is included in 'Investments in joint ventures'. Goodwill is carried at cost less any accumulated impairment losses and is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Brands, patents and licences
Acquired brands, patents and licences are capitalised at historical cost including any directly attributable costs less any accumulated impairment losses if they are considered to have an indefinite useful life. In case of finite lives, they are capitalised at historical costs less accumulated amortisation on a straight-line basis, over the estimated useful life and less accumulated impairment losses, if any.

Research and development
Expenditure on research activities is recognised in the income statement as an expense when incurred. Expenditure on development activities is capitalised if the product or process is commercially and technically feasible, it will generate future economic benefits, and when the expenditure can be measured reliably. Other development costs are recognised as an expense when incurred. Development costs recognised as an expense in a period are never capitalised in a later period. Capitalised development expenditure includes costs of materials, direct labour, and an appropriate proportion of overhead.

Capitalised development expenditure is carried at cost less accumulated amortisation calculated on a straight-line basis over the estimated useful life (3-5 years) and accumulated impairment losses, if any. Amortisation of development costs starts from the date the asset is ready for use.

Software
Expenditure for software licences and project costs is capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Software is carried at cost less accumulated amortisation, calculated on a straight-line basis over their estimated useful life (3-4 years), and impairment losses, if any.

Property, plant and equipment
Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses, if applicable. Land is not subject to depreciation.

Government grants received for the purchase of assets are recognised as negative additions, thereby lowering the net amount capitalised and lowering future depreciation charges.

Depreciation is calculated using the straight-line method over the estimated useful life (2-50 years) taking into account the residual value. At each balance sheet date both the residual value and useful life are reviewed and adjusted if required.

Property, plant and equipment under construction are not subject to depreciation. After completion of any project the assets are reclassified to the appropriate categories. Depreciation starts from that date onwards.

Assets acquired under long-term finance lease contracts are capitalised and depreciated in accordance with the company's policy on property, plant and equipment.

Profits and losses arising on the sale or withdrawal of property, plant and equipment are recognised in the income statement in the year the disposal took place.

Maintenance and borrowing costs related to property, plant and equipment are recognised in the income statement and are allocated to the period to which they relate.

Impairment of assets
Assets with an indefinite useful life (such as goodwill and certain brands) are not subject to amortisation but are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets including those that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which separately identifiable cash flows exist (cash generating units). Goodwill is allocated to cash generating units that are expected to benefit from the business combination in which the goodwill arose.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount, being the higher of its fair value less cost to sell and its value in use. Impairment losses are presented in the income statement under 'Impairment of property, plant and equipment' or 'Impairment of intangible assets'. Impairment losses on goodwill are not reversed in subsequent periods.

Investments in joint ventures

Joint ventures are all entities over which the company has joint control based on a contractual arrangement. Investments in joint ventures are initially accounted for at cost and subsequently accounted for using the equity method, and are classified under 'Investments in joint ventures'. Investments in joint ventures include goodwill identified on acquisition. The company's share of its joint ventures' post-acquisition net results is recognised in the income statement under the account 'Share in result of joint ventures'. Accounting policies of joint ventures have been adjusted where necessary to ensure consistency with the company's accounting policies.

Unrealised gains on transactions between the company and its joint ventures are eliminated to the extent of the company's interest in the joint ventures.

Other financial assets

Long-term loans and receivables are non-derivative financial assets that are not quoted in an active market and for which the company has no intention of trading. These assets have fixed or determinable payments. Long-term loans and receivables are measured at amortised cost using the effective interest rate. Long-term loans and receivables are included in 'Other financial assets', except for maturities less than 12 months. These are classified as 'Trade and other receivables'. Any income from long-term loans and receivables is recognised in the income statement in 'Other financial income and expense' in the period in which it arises.

Financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Inventories

Raw materials and non-returnable packaging are measured at standard purchase price using the first-in, first-out ('FIFO') method or at lower net realisable value, being the estimated selling price less cost of completion and cost necessary to make the sale.

The standard purchase price includes the purchase price of materials and other costs necessary to bring these materials to their present location and condition. These additional costs include transportation, insurance, trade discounts and other similar items.

Stocks of finished products and semi-finished products are measured at standard factory cost price or at lower net realisable value using the FIFO method. The standard factory cost price contains the standard purchase price of materials and the direct and indirect manufacturing costs. Indirect manufacturing costs relate to costs of housing, technical services, logistics and manufacturing overhead. It excludes borrowing costs.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the same period as the related revenue. The amount of any write-down of inventories to net realisable value and all other losses of inventories are recognised as an expense in the period the write-down or losses occurs.

Trade and other receivables

Current trade and other receivables (maturity less than one year) are measured at fair value at the transaction date. Subsequently they are valued at cost less a provision for impairment, calculated on an individual basis. The cost related to such a provision is included in the income statement under 'Other operating costs'.

Other receivables contain prepaid expenses and accrued income measured at face value.

Non-current trade and other receivables are measured at amortised cost based on the effective interest rate method for discounting, and are classified under 'Other financial assets' (non-current).

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and bank deposits, which are measured at face value. Credit balances (bank overdrafts and short-term borrowings) are presented as current borrowings or are offset with cash and cash equivalents when a legal right to offset exists. As a result of the transition to IFRS not all bank overdrafts could be offset.

Non-current assets classified as held for sale

Assets that meet the criteria for classification as held for sale are measured at the lower of their carrying amount and fair value less cost to sell. Such classification occurs when the carrying amount of those assets will be recovered principally through a sales transaction, rather than through continuing use, the asset is available for sale in its current condition and if the sales transaction is highly probable. Depreciation on these assets is ceased at the moment of classification as held for sale.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or stock options are presented in equity as a deduction, net of tax, from the proceeds.

In relation to the costs of stock options, the company recognises the fair value of its equity-settled, share-based payments, including Stock Appreciation Rights ('SAR's'), to personnel costs in the income statement over the vesting period, and recognises a related component in equity, net of tax. This component is realised upon exercise of the stock options.

For convertible debenture loans, a separate component in equity is recognised, representing the fair value of the option granted to convert the debt into the company's shares. It is calculated as the difference between the proceeds from the convertible debenture loan and the value of the liability component at the date of issuance, net of tax. The equity component remains unchanged throughout the life of the instrument, unless conversion takes place. The dedicated reserve is then released to retained earnings.

Dividend distribution to shareholders is recognised as a current liability in the period in which the dividends are approved by the general meeting of shareholders.

Borrowings

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Convertible debenture loans

Convertible debenture loans that can be converted into share capital at the option of the holder are accounted for as compound financial instruments.

The fair value of the liability component of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recognised as a liability on an amortised cost basis until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option. This conversion option is recognised directly in equity, net of tax.

Employee benefits

The company operates various pension schemes. The schemes are generally funded through payments to insurance companies, determined by periodic actuarial calculations. The company has both defined benefit and defined contribution plans.

Defined benefit plans

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

In 2004 the company early adopted the amendment to IAS 19 – Employee Benefits, with regard to the recognition directly in equity of actuarial gains and losses. As a result, all actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised directly in equity.

Past service costs are recognised immediately in the income statement unless changes to the pension plan are conditional on employees remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortised on a straight-line basis over the vesting period.

All components that form part of the periodic pension cost, such as interest costs, service costs and expected returns on plan assets have been included as part of personnel costs in the operating result.

Defined contribution plan

A defined contribution plan is a pension plan under which the company pays fixed contributions to pension insurance plans and has no further obligations once the contributions have been paid. The contributions are recognised as an expense when they are due.

Other post-employment benefits

In some countries, in accordance with local practice, the company provides post-employment benefits other than pensions, for example payment of medical expenses, and life insurances. The basic principles are similar to those given for long-term unfunded defined benefit plans.

Other long-term employee benefits

Other long-term employee benefits are those benefits that arise as part of the remuneration package of employees, for example jubilee, disability, sabbatical, severance and medical insurance schemes. These plans qualify as defined benefit plans. All actuarial gains and losses on other long-term employee benefit plans are recognised immediately in the income statement.

The amount recognised as a liability for other long-term employee benefits contains the present value of the defined benefit obligation less the fair value of the plan assets.

Share-based payment

The company operates an equity-settled share-based compensation plan. On a yearly basis the company provides stock options and performance shares to senior management. New shares will be issued for these share-based payments.

The company recognises the fair value of its equity-settled, share-based payments (including Stock Appreciation Rights) to personnel costs in the income statement over the vesting period, and recognises an opposite amount directly in equity, net of tax. The proceeds received at the moment of exercise are credited to share capital and share premium, net of transaction costs.

The fair value of the company's share-based payments schemes is calculated using the Monte Carlo simulation model.

Market and non-market vesting conditions are included in assumptions regarding the number of stock options that are expected to become exercisable and the number of performance shares that are expected to be issued. At each balance sheet date, the number of both stock options and performance shares are reviewed and revised if applicable. Only the impact of revising the original estimates regarding the non-market conditions is recognised in the income statement, with a corresponding adjustment directly in equity.

Provisions

Provisions are recognised when a present legal or constructive obligation exists as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation.

Obligations arising from restructuring plans are recognised when detailed formal plans have been established and communicated before the balance sheet date; and when there is a valid expectation that such plans will be carried out.

Provisions are discounted to the extent that they are long-term in nature.

Accounting for derivatives and hedges

Recognition and measurement

Derivatives are initially recognised at fair value and are subsequently remeasured at their fair value.

Classification

Long-term derivative financial instruments receivable are presented under 'Derivative financial instruments' (non-current assets), except for maturities within 12 months and derivatives that do not qualify for hedge accounting. These are classified as 'Derivative financial instruments' (current assets). Long-term derivative financial instruments payable are presented under 'Derivative financial instruments' (non-current liabilities), except for those with maturities within 12 months. These are classified as 'Derivative financial instruments' (current liabilities).

Hedge accounting

The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedge instrument, and if so, the nature of the item being hedged. At the inception of the transaction the company documents the relationship between hedge instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The company also documents both at hedge inception and on an ongoing basis its assessments of whether the derivatives used in hedge transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The company uses two types of hedge accounting:

Fair value hedging

The company hedges its currency positions with respect to borrowings with currency swaps. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the income statement, together with any changes in the fair value of hedged liabilities that are attributable to the hedged risk.

Cash flow hedging

The company hedges its currency positions with respect to purchases and sales and interest rate risk primarily through a combination of forward contracts, cross-currency swaps and interest-rate swaps. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised directly in equity to the extent they are effective. Amounts accumulated in equity are recycled in the income statement when the hedged item is affecting the income statement (for instance when the forecasted transaction takes place).

The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

When a hedge instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any accumulated gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the accumulated gain or loss that was presented in equity is immediately transferred to the income statement.

The company uses forward contracts, currency swaps, interest rate swaps and cross-currency-interest rate swaps for cash flow and fair value hedging.

Deferred income tax assets and liabilities

Deferred income taxes relate to temporary differences and the carry forward of unused tax losses and credits. Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets and liabilities are not discounted.

Deferred income taxes are determined using tax rates that have been enacted or substantially enacted at the balance sheet date or expected to apply when the related deferred income tax assets are realised or the deferred income tax liabilities are settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary differences will not reverse in the foreseeable future.

The company offsets deferred income tax assets against deferred income tax liabilities only when it has a legally enforceable right to offset current income tax assets and current income tax liabilities levied by the same taxation authority.

Provisions for deferred income taxes are not considered necessary and are therefore not recognised for withholding taxes, which would have to be paid if retained profits of subsidiaries outside the Netherlands were transferred to the parent companies. As there is no intention to transfer more than the dividends in the foreseeable future, the related tax has already been included in the consolidated financial statements.

Trade and other payables

Trade and other payables are measured at fair value at the transaction date. Other payables also contain payroll-related and accrued expenses. Trade and other payables are short-term in nature (less than one year).

Leases

Assets and associated liabilities under finance lease contracts are measured at the lease's commencement at the lower of fair value or discounted value of the minimum lease payments.

Assets acquired under finance lease contracts are capitalised and depreciated in accordance with the company's policy on property, plant and equipment.

All other leases not being finance leases are classified as operating leases. Payments made under operating leases are recognised in the income statement on a straight-line basis over the period of the lease.

Recognition of income and expenses

Profits are accounted for in the year in which they are realised, losses are accrued in the year in which they are foreseen. The following additional definitions and principles are used for the preparation of the income statement:

Sales

Sales comprise the fair value of the consideration received or receivable for the sale of goods net of value added taxes, rebates and trade discounts (e.g. cash and volume driven discounts). Net proceeds from the sale of goods are recognised when significant risks and rewards of ownership of the goods are transferred to the buyer. In case the company sells its products to the end customer with a right of return, past experience is used to estimate and provide for such returns at the moment of sale.

Other revenues

Royalty and commission income is allocated to the period in accordance with the related agreement.

Income for services provided to third parties is recognised in the period in which the services are rendered.

Government grants

Government grants are recognised in the income statement when the related expenses are incurred and are presented in 'Other income' or netted with the subsidised assets.

Finance costs and other financial income and expense

Interest income and expenses are recognised under 'Finance costs' on a time proportionate basis using the effective interest method. Interest income and expenses are allocated to the period to which they relate. Costs of currency and interest rate swaps are also included in 'Other financial income and expense'.

Income tax expense

Income tax expense is calculated on the profit before tax as shown in the income statement by applying the applicable tax rates, taking into account temporary differences, carry forward of unused tax losses and credits, and the probability of future taxable profits. (Deferred) taxation on items directly included in equity is also recognised directly in equity.

III Financial risk management

General
Financial risks are primarily managed by the company's treasury department under the supervision of the Chief Financial Officer.

Foreign exchange risk
The company operates internationally and is exposed to foreign exchange risk primarily with respect to the pound sterling, East European currencies and the Indonesian rupiah. In 2005, countries with these functional currencies represent 17%, 11% and 8% respectively of total sales.

Entities in the group use forward contracts transacted with corporate treasury to hedge their exposure to foreign currency risk in connection with their base currency.

Corporate treasury is responsible for hedging the foreign currency position externally by using currency borrowings, swaps and forwards.

Interest rate risk
The company manages its interest rate risk exposure by using fixed interest rates on long-term debt and interest rate swaps. In 2005 between 65%-95% of the interest expenses were fixed, which is in line with the company policy requiring fixed rates for more than 60% of the debt portfolio.

Liquidity risk
The company's positive cash flow over the last years has significantly improved its liquidity risk profile. During 2005 the company successfully diversified its debt portfolio, through the issuance of two US private placements and a commercial paper programme and the replacement of the previous credit facility with a new one. The revised debt structure offers more favourable terms to the company and has resulted in an extension of the maturity profile.

Credit risk
The company has no significant concentrations of credit risk. The company has policies in place to ensure that sales of products are made to customers with an appropriate credit history. Cash is kept and financial transactions are concluded with financial institutions with strong credit ratings.

Commodity risk
The company's exposure to commodity price risk is limited. To mitigate the risks caused by the volatility of certain raw materials prices, the company includes price agreements in its purchase contracts. The company does not use instruments such as commodity futures and options to mitigate these risks.

IV Critical fair value and accounting estimates

Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Fair value estimates
The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. For the determination of the fair values of derivatives and financial instruments, the company has used discounted models using assumptions that are mainly based on market conditions at the balance sheet date.

The company uses actuarial techniques to make a reliable estimate of the amount or benefit that employees have earned in return for their service in the current and prior periods. Actuarial assumptions used are of a demographic and financial nature.

The fair value of any plan assets is based on market prices. When no market price is available, the fair value is estimated using discounted cash flows.

Accounting estimates and assumptions
The company makes estimates and assumptions concerning the future. The resulting accounting estimates will seldom equal the related actual results.

Estimates and assumptions in respect of the recognition and impairment of goodwill and brands relate to the future cash flows of the cash generating units. Determining cash flows requires the use of judgements and estimates that have been included in the company's strategic plans and long-range forecasts. The data necessary for the execution of the impairment tests is based on management's estimates of future cash flows, which require estimating revenue growth rates and profit margins.

To determine the costs associated with the equity-settled, share-based payment plan, estimates and assumptions are made in respect of the fair value and the number of stock options and performance shares that are expected to vest. These estimates and assumptions relate primarily to the expected exit rate of the employees involved and, for performance shares, the extent to which the performance criteria are expected to be met. These estimates and assumptions are reviewed on an annual basis and if necessary, revised.

The group is subject to income taxes in various jurisdictions. Significant judgement is required in determining the worldwide provision for income tax and the valuation of deferred income tax assets. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recognised, this will impact the income tax position and deferred income tax assets and liabilities in the applicable period.

Notes to the consolidated financial statements

1. Segment reporting

Business segments

Income statement 2005 € million	Baby Food	Clinical Nutrition	Other	Non-allocated	Total
Sales	1,314	674	–	–	1,988
Other revenues	16	4	–	–	20
Total revenues	**1,330**	**678**	**–**	**–**	**2,008**
Expenses	(1,107)	(488)	–	(18)	(1,613)
Depreciation and amortisation	(18)	(9)	–	(8)	(35)
Segment result	**205**	**181**	**–**	**(26)**	**360**
Share in profit of joint venture	–	3	–	–	3
Finance costs					(91)
Other financial income					30
Income tax expense					(101)
Profit for the year					**201**

Assets and liabilities 31 December 2005 € million	Baby Food	Clinical Nutrition	Other	Non-allocated	Total
Segment assets	1,187	284	–	2,065	3,536
Segment liabilities	295	109	–	2,450	2,854
Other segmentation items:					
Capital expenditures (additions and acquisitions through business combinations)					
– Intangible assets	631	6	–	12	649
– Property, plant and equipment	37	43	–	6	86

Notes:
- Segment assets consist primarily of intangible assets, property, plant and equipment, inventories and trade and other receivables
- Segment liabilities consist primarily of provisions and trade and other payables
- Non-allocated assets primarily include cash and deferred income tax, non-allocated liabilities primarily include borrowings

Income statement 2004 € million	Baby Food	Clinical Nutrition	Other	Non-allocated	Total
Sales	1,115	602	5	–	1,722
Other revenues	15	4	–		19
Total revenues	**1,130**	**606**	**5**	**–**	**1,741**
Expenses	(911)	(434)	(7)	(39)	(1,391)
Depreciation and amortisation	(22)	(9)	–	(5)	(36)
Impairment of property, plant and equipment	(10)	–	–	–	(10)
Segment result	**187**	**163**	**(2)**	**(44)**	**304**
Share in profit of joint venture	–	4	–	–	4
Finance costs					(111)
Other financial income					19
Income tax expense					(98)
Profit for the year					**118**

Assets and liabilities 31 December 2004 € million	Baby Food	Clinical Nutrition	Other	Non-allocated	Total
Segment assets	566	222	–	726	1,514
Segment liabilities	239	85	1	1,474	1,799
Other segmentation items:					
Capital expenditures (additions and acquisitions through business combinations)					
– Intangible assets	65	–	–	–	65
– Property, plant and equipment	58	12	–	19	89

Notes:
- Segment assets consist primarily of intangible assets, property, plant and equipment, inventories and trade and other receivables
- Segment liabilities consist primarily of provisions and trade and other payables
- Non-allocated assets primarily include cash and deferred income tax, non-allocated liabilities primarily include borrowings

Geographical segments

Sales € million	**2005**	2004
Western Europe	**1,317**	1,160
Eastern Europe	**323**	257
Asia-Pacific	**265**	228
Rest of the World	**83**	77
	1,988	**1,722**

Total assets € million	**31 December 2005**	31 December 2004
Western Europe	**1,357**	587
Eastern Europe	**179**	145
Asia-Pacific	**31**	100
Rest of the World	**106**	20
Unallocated	**1,863**	662
	3,536	**1,514**

Capital expenditure intangible assets (additions and acquisitions through business combinations) € million	**2005**	2004
Western Europe	**556**	57
Eastern Europe	**3**	8
Asia-Pacific	**90**	–
Rest of the World	**–**	–
	649	**65**

Capital expenditure property, plant and equipment (additions and acquisitions through business combinations) € million	**2005**	2004
Western Europe	**63**	49
Eastern Europe	**19**	36
Asia-Pacific	**3**	4
Rest of the World	**1**	–
	86	**89**

Number of employees (in full-time equivalent)	Average number of employees		Year-end number of employees	
	2005	2004	**31 December 2005**	31 December 2004
Western Europe	**4,710**	4,756	**4,560**	4,717
Eastern Europe	**2,444**	2,135	**2,470**	2,256
Asia-Pacific	**3,296**	3,499	**3,196**	3,577
Rest of the World	**286**	511	**290**	679
	10,736	**10,901**	**10,516**	**11,229**

The reduction in the number of employees related primarily to the divestment of part of the company's businesses in Brazil and China.

2. Other revenues

€ million	2005	2004
Services invoiced to third parties	**9**	14
Royalties and commissions	**—**	1
Other	**11**	4
	20	**19**

3. Personnel costs

€ million	2005	2004
Wages and salaries	**(313)**	(308)
Pension costs	**(19)**	(20)
Stock option costs	**(11)**	(5)
Social security costs	**(46)**	(43)
Other personnel costs	**(43)**	(29)
	(432)	**(405)**

With regard to the stock option costs, please refer to note 28 'Remuneration'.

Breakdown pension costs

€ million	2005	2004
Defined contribution plans	**(12)**	(12)
Current service costs	**(4)**	(4)
Interest costs	**(11)**	(8)
Expected return on plan assets	**7**	4
Settlement and curtailment	**1**	—
	(19)	**(20)**

4. Other operating costs

€ million	2005	2004
Advertising and promotion costs	**(209)**	(180)
General and administrative costs	**(378)**	(323)
	(587)	**(503)**

5. Other income

Other income primarily includes the receipt of contingent assets amounting to € 25 million (2004: € 2 million) primarily related to the US activities divested in prior years and an amount of € 3 million (2004: € 4 million) with regard to government grants, mainly related to activities in the area of research and development.

6. Finance costs and other financial income

€ million	2005	2004
Interest expenses		
– US private placement	**(7)**	—
– Bank loan	**(31)**	(18)
– Commercial paper	**(1)**	—
– Convertible loans	**(40)**	(80)
– Other interest expenses	**(7)**	(4)
Derivatives	(3)	(6)
Other	(2)	(3)
Finance costs	**(91)**	**(111)**
Interest income	**22**	17
Foreign exchange gains and losses	**8**	2
Other financial income	**30**	**19**
Net finance costs	**(61)**	**(92)**

Net interest result (interest expenses less interest income) amounts to € (64) million (2004: € (85) million). The interest expense of € (7) million relates to the senior notes issued through private placements in the US in June and December 2005. The interest expense of € (1) million relates to commercial paper of € 31 million issued in October and November 2005.

Other costs of € (2) million (2004: € (3) million) mainly comprise amortised fees relating to the previous credit facility.

7. Income tax expense

Income tax expense in 2005 was € (101) million of which € (11) million was deferred income tax (2004: € (98) million of which € 4 million was deferred income tax).

The effective tax rate in the 2005 income statement, excluding the impact of movement in the deferred income tax assets and the tax provision was 29.8% (2004: 29.3%), whereas a rate between 24% and 38% is applicable in most of the territories in which the company operates.

The Dutch corporate income tax rate will decrease from 31.5% in 2005 to 29.6% in 2006 and to 29.1% in 2007. The decreased rates resulted in a € 10 million reduction in the valuation of the deferred income tax asset and has been included in the income statement. The reduction in 2004 was € 50 million.

An overview of the reconciliation between the Dutch nominal tax rate and the effective tax rate, as included in the 2004 and 2005 consolidated financial statements is as follows:

In %	2005	2004
Nominal Dutch tax rate	**31.5**	34.5
Non-deductible expenses/non-taxable income	**(0.1)**	5.6
Differences in tax rate foreign entities	**(2.0)**	(13.3)
Movement tax provision/valuation allowance	**0.1**	0.4
Non-recoverable tax on inter-group dividends	**0.8**	1.7
Adjustment previous years	**(0.5)**	0.4
	29.8	**29.3**
Movement tax provision (US disposals)	**—**	(7.5)
Movement tax rate the Netherlands	**3.4**	23.4
Effective tax rate	**33.2**	**45.2**

8. Earnings per share

€ million	2005	2004
Profit for the year attributable to equity holders	**198.3**	113.0
Weighted average number of ordinary shares (in million)	**171.97**	166.30
Basic earnings per share (€)	**1.15**	**0.68**
Profit for the year attributable to equity holders	**198.3**	113.0
Adjustment for interest expenses on convertibles (net of tax)	**14.0**	0.1
Net profit (dilutive earnings)	**212.3**	113.1
Weighted average number of ordinary shares (in million)	**171.97**	166.30
Adjustments for:		
– Convertibles	**16.36**	0.26
– Share-based payments	**3.55**	1.92
Weighted average number of shares (in million) diluted earnings	**191.88**	168.48
Diluted earnings per share (€)	**1.11**	**0.67**

Diluted earnings per share are calculated adjusting the weighted average number of ordinary shares outstanding assuming conversion of all convertible debt and the exercise of all stock options. All outstanding performance shares are taken into account in the calculation of diluted earnings per share.

The adjustment of 16.36 million shares to the weighted average number of shares used for the diluted earnings calculation mainly consists of 16.05 million shares relating to the convertible debenture loan 2003. In 2004 this convertible debenture loan did not have an incremental dilutive effect on diluted earnings per share.

Dividend per share

In the General Meeting of Shareholders on 3 May 2006, a dividend over 2005 of € 0.15 per ordinary share will be proposed. This proposed dividend is not included in these consolidated financial statements.

9. Intangible assets

€ million	Goodwill	Brands	Development costs	Software	Total
1 January 2004					
Costs	33	9	–	18	60
Accumulated amortisation and impairment	–	–	–	(4)	(4)
Carrying amount	**33**	**9**	**–**	**14**	**56**
2004 movements in carrying amount					
Additions	8	57	–	–	65
Amortisation	–	(1)	–	(4)	(5)
Reclassifications	–	–	–	9	9
Exchange rate differences	(2)	–	–	–	(2)
Total movements	**6**	**56**	**–**	**5**	**67**
31 December 2004					
Costs	39	66	–	27	132
Accumulated amortisation and impairment	–	(1)	–	(8)	(9)
Carrying amount	**39**	**65**	**–**	**19**	**123**
2005 movements in carrying amount					
Business combinations	185	349	–	–	534
Additions	93	–	7	15	115
Amortisation	–	(2)	–	(8)	(10)
Reclassifications	–	–	–	1	1
Exchange rate differences	4	–	–	–	4
Total movements	**282**	**347**	**7**	**8**	**644**
31 December 2005					
Costs	321	415	7	42	785
Accumulated amortisation and impairment	–	(3)	–	(15)	(18)
Carrying amount	**321**	**412**	**7**	**27**	**767**
Amortisation period in years	0	0-15	3-5	3-4	

The € 57 million addition to brands in 2004 relates to the purchase of Tutteli and Muksu (Finland). Business combinations for goodwill and brands in 2005 relate to the acquisition of Mellin S.p.A. on 23 June 2005. With regard to the purchase price allocation, the company made use of an external specialist. For impairment testing purposes, brands are included in the cash generating unit ('CGU') in which their legal ownership resides.

Certain brands (with a carrying value at 31 December 2005 of € 406 million) are considered to have an indefinite useful life due to the stability of the industry and markets in which the assets are deployed, the continuous technical, technological and commercial maintenance of the assets, and the resulting long-term usage. The company's brands are well known in the market and there is no intention of abandoning them.

The remaining brands (with a carrying value at 31 December 2005 of € 6 million) have a finite life and are amortised over an estimated useful life of 15 years.

The additions to goodwill in 2005 comprise the purchase of additional shares in PT Sari Husada Tbk in July and August and the increase of the estimated exercise price of the option on shares in Nutricia Poland B.V.

For our impairment review purposes, all goodwill is allocated to the applicable CGUs. Of the total goodwill balance of € 321 million, an amount of € 100 million was allocated to Baby Food Western European supply points, € 85 million to Mellin S.p.A., € 90 million to PT Sari Husada Tbk, € 37 million to Nutricia Poland B.V. and € 9 million to other CGUs.

The recoverable amount of a CGU is determined based on value-in-use calculations using the discounted cash flow model. These calculations use cash flow projections based on financial budgets covering a five to ten year period. The value beyond the five to ten year period is determined using a sector specific multiple or a terminal growth rate. The budgeted operating result is based on past performance, expected synergies and an expectation for market development. The discount rates used in the CGU valuations vary from 7% to 10% to reflect specific risks relating to the relevant products or geographical segments.

Total research and development costs included in the income statement amount to € 38 million (2004: € 33 million) representing 2% (2004: 2%) of annual revenues. In addition, an amount of € 7 million was capitalised as development cost. Development costs are internally generated and software is purchased externally or developed internally.

None of the intangible assets are pledged or restricted. There are no further contractual commitments for the acquisition of intangible assets, except for the acquisition of EAC Nutrition on 2 January 2006 (please refer to note 30 'Events after the balance sheet date').

10. Property, plant and equipment

€ million	Land and buildings	Plant and machinery	Other equipment	Assets under construction and on order	Total
1 January 2004					
Costs	311	310	113	12	746
Accumulated depreciation and impairment	(138)	(229)	(92)	–	(459)
Carrying amount	**173**	**81**	**21**	**12**	**287**
2004 movements in carrying amount					
Additions	13	8	16	52	89
Reclassifications	8	6	(4)	(19)	(9)
Disposals	(1)	(5)	(1)	–	(7)
Impairment	(2)	(4)	–	(4)	(10)
Depreciation	(8)	(15)	(10)	–	(33)
Exchange rate differences	(1)	(2)	(2)	2	(3)
Total movements	**9**	**(12)**	**(1)**	**31**	**27**
31 December 2004					
Costs	302	280	100	48	730
Accumulated depreciation and impairment	(120)	(211)	(80)	(5)	(416)
Carrying amount	**182**	**69**	**20**	**43**	**314**
2005 movements in carrying amount					
Additions	9	7	14	56	86
Reclassifications	17	24	3	(45)	(1)
Disposals	(9)	(5)	(3)	–	(17)
Transfer to non-current assets classified as held for sale	(8)	(14)	–	–	(22)
Depreciation	(8)	(15)	(9)	–	(32)
Exchange rate differences	3	4	1	–	8
Total movements	**4**	**1**	**6**	**11**	**22**
31 December 2005					
Costs	305	244	104	54	707
Accumulated depreciation and impairment	(119)	(174)	(78)	–	(371)
Carrying amount	**186**	**70**	**26**	**54**	**336**
Depreciation period in years	0-50	2-10	3-15	0	

In 2005 government grants of € 3 million (2004: € nil), were received in respect of property, plant and equipment, were deducted from capitalised costs.

The depreciation charges in the income statement are detailed as follows:

€ million	2005	2004
Depreciation property, plant and equipment	**(32)**	(33)
Profit on disposals of assets	**7**	2
	(25)	(31)

The transfer to non-current assets classified as held for sale comprises assets from certain plants included in the Baby Food division's project Focus (announced in 2003) as well as the company's former headquarters in Zoetermeer, the Netherlands.

The € 10 million impairment charge in 2004 is based on the fair value less cost to sell of the assets and relates to the company's decision to stop production of baby food in China following a strategic reorientation of activities in this market.

None of the property, plant and equipment is pledged or restricted.

11. Investment in joint venture

The company has a 42.5% interest in a joint venture called Home Therapie Management GmbH ('HTMa'), a home care organisation in Germany. This joint venture is valued using the equity method. The following amounts represent the 42.5% share of the assets, liabilities, income and expenses of the joint venture:

€ million	31 December 2004
Balance sheet	
Current assets	10
Long-term assets	11
Current liabilities	11
Long-term liabilities	7

	2004
Income statement	
Income	27
Expenses	25

HTMa's 2005 financial statements were not available at the time of this Annual Report.

As part of the transition to IFRS the company recognised a liability related to an option on the shares in the joint venture. This option is embedded in the joint venture agreement between the company and the relevant partner. There are no contingent liabilities or capital commitments relating to the company's interest in the joint venture.

12. Other financial assets

€ million	Loans to joint venture	Other loans	Other financial assets	**Total 2005**	Total 2004
Balance 1 January	8	10	4	**22**	28
Additions	–	6	–	**6**	2
Disposals/redemption	(1)	(6)	(4)	**(11)**	(8)
Balance 31 December	**7**	**10**	**–**	**17**	**22**

Included in 'Other loans' is a loan to the 15% shareholder in the company's joint venture HTMa amounting to € 3 million. Interest on this loan is fixed at 5% per annum. Please refer to note 27 of these consolidated financial statements.

The additions during 2005 of € 6 million comprise of i) a € 3 million long-term receivable in relation to the sale of the Baby Food plant in Arceburgo, Brazil; ii) a € 2 million long-term receivable in relation to the sale of the distribution centre in Athens, Greece; and iii) others of € 1 million.

The redemption in other loans of € 6 million mainly comprises the cash receipts on the outstanding balance in respect of the sale of the Vitamex activities, which were disposed of in 2003; and € 1 million of outstanding loans to employees.

The disposal of € 4 million in other financial assets represents the equity value of two investments that were sold in 2005 (Nabuurs Groep Haps B.V. and PT Tigaraksa Satria Tbk).

The carrying amounts of the company's other financial assets approximate the fair values.

13. Deferred income tax assets and liabilities

€ million	31 December 2005	31 December 2004
Deferred income tax assets	**362**	374
Deferred income tax liabilities	**(181)**	(58)
	181	**316**

Measurement and recognition deferred income tax asset
To assess the value that can be attributed to the loss realised upon the liquidation of Numico USA, Inc., the company has made projections of the estimated Dutch taxable results from 2006 to 2015. These projections are derived from the strategic plan 2005 through 2015.

Effectively 1 July 2004, a substantial part of the European business operations was transferred to the Netherlands. The centralisation of these operations in the Netherlands will continue to have a significant positive impact on the Dutch taxable results.

The company is confident that the calculations of both the liquidation loss and the period in which realisation is anticipated, form a sound basis for an undiscounted full valuation of the liquidation loss.

The company has entered into discussions with the Dutch tax authorities on various matters with regard to its Dutch tax position, covering the years up to and including 2004. These discussions include the matter of the liquidation loss as claimed in the company's corporate income tax filing. The company expects to come to a conclusion on these matters with the Dutch tax authorities by the end of 2006 or in the beginning of 2007.

The expected outcome of the discussions has been reflected in the (deferred) income tax position. Any different outcome might have a significant effect on the (deferred) income tax position of the company. The company will annually re-assess the valuation of this position.

At year-end 2005 the deferred income tax asset amounted to € 362 million after a reduction of € 10 million following the decrease in Dutch corporate income tax rates from 31.5% in 2005 to 29.6% in 2006 and to 29.1% in 2007 as enacted in December 2005.

The following net amounts (amounts are offset when a legal right to offset exists), are shown in the consolidated balance sheet:

Movement deferred income tax € million	**Deferred income tax assets 2005**	**Deferred income tax liabilities 2005**	Deferred income tax assets 2004	Deferred income tax liabilities 2004
Balance 1 January 2005	**374**	**(58)**	403	(53)
Business combinations	**—**	**(122)**	—	—
Recognised in the income statement	**(11)**	**—**	9	(5)
Recognised directly in equity	**9**	**—**	4	—
Movement in tax rates	**(10)**	**—**	(43)	—
Exchange rate differences	**—**	**(1)**	1	—
Balance 31 December 2005	**362**	**(181)**	**374**	**(58)**

Of the amount of € (11) million recognised in the income statement in 2005 € 3 million relates to goodwill and property, plant and equipment, € 1 million to inventories, € 4 million to provisions, € (21) million to tax loss carry forwards and € 2 million to other.

Deferred income tax by type € million	31 December 2005 Deferred income tax assets	31 December 2005 Deferred income tax liabilities	31 December 2004 Deferred income tax assets	31 December 2004 Deferred income tax liabilities
Goodwill and property, plant and equipment	**10**	**(6)**	7	(5)
Brands	**–**	**(112)**	–	–
Inventories	**6**	**(1)**	5	(1)
Provisions	**11**	**–**	6	–
Tax loss carry forward	**336**	**–**	367	–
Hedging reserve	**2**	**–**	–	–
Convertible bond reserve	**–**	**(21)**	–	(43)
Pension reserve	**14**	**–**	11	–
Stock options reserve	**6**	**–**	2	–
Revaluation reserve	**–**	**(10)**	–	(10)
Other	**9**	**(63)**	29	(52)
	394	**(213)**	**427**	**(111)**
Off-setting of deferred income taxes	**(32)**	**32**	(53)	53
	362	**(181)**	**374**	**(58)**

Recovery after one year
Of the above-mentioned deferred income tax assets and liabilities, the following amounts are expected to be recovered and settled after more than one year:

Deferred income tax assets: € 330 million (2004: € 322 million).
Deferred income tax liabilities: € 178 million (2004: € 55 million).

Breakdown of deferred income tax assets from tax losses € million	Tax %	Tax losses	Deferred income tax asset
Netherlands	29.1-29.6	1,111	325
Nutricia Germany	30.8	9	3
Milupa Spain	35.0	21	7
Other		7	1
		1,148	**336**

Valuation of tax losses carried forward
The total amount of tax losses of € 1,148 million can be carried forward indefinitely. Tax losses amounting to € 14 million have not been valued given the improbability of sufficient future taxable profit.

Breakdown per country of unrecognised tax losses € million	2005
China	**2**
Argentina	**4**
Portugal	**4**
Hong Kong	**4**
	14

The deferred income tax recognised directly in equity during the year is as follows: € million	2005	2004
Hedging reserve	**2**	–
Pension reserve	**3**	3
Stock options reserve	**4**	1
	9	**4**

Deferred income tax of € 21 million (2004: € 16 million) was transferred from the convertible bond reserve to retained earnings, due to the realisation of the equity component of the convertible bond through profit.

14. Derivative financial instruments

€ million	31 December 2005 Assets	31 December 2005 Liabilities	31 December 2004 Assets	31 December 2004 Liabilities
Non-current				
Interest rate cash flow hedges	—	13	—	18
Other derivative instruments	9	—	—	—
	9	**13**	**—**	**18**
Current				
Currency cash flow hedges	2	1	1	—
	2	**1**	**1**	**—**

Forward contracts (currency cash flow hedges)

At 31 December 2005, forward contracts of € 96 million (notional amounts) were outstanding primarily in respect of the sale of pounds sterling, Czech korunas, Polish zlotys and US dollars. In addition, forward contracts of € 28 million (notional amounts) were outstanding mainly relating to buying pounds sterling, Australian dollars and Swiss francs. The forward contracts outstanding have a net fair value of € 1 million consisting of a € 2 million receivable and a € 1 million payable. In 2004 total outstanding forward contracts amounted to € 129 million (notional amount) mainly relating to selling pounds sterling. These contracts had a positive fair value of € 1 million.

Interest rate swap

At 31 December 2005, the interest rate swap (July 2005-October 2007) of € 400 million nominal had a fair value of € (13) million (2004: € (18) million). During November and December 2005 the interest rate swap was ineffective and as a result the fair value change of € 1 million positive during that period has been recognised in the income statement.

Cross-currency interest rate swaps

At 31 December 2005 the fair value of the outstanding cross-currency interest rate swaps was € 9 million (2004: € nil). These derivatives are designated as hedge instruments for and have a duration similar to the US private placement and related interest payments.

The cross-currency interest rate swaps executed in June 2005 had a fair value of € 10 million at 31 December 2005. This fair value comprises a currency element of € 17 million and an interest element of € (7) million. The fair value changes of the currency element are recognised in the income statement. The fair value changes in the interest element are recognised directly in equity.

The cross-currency interest rate swaps executed in December 2005 had a fair value of € (0.4) million at 31 December 2005. This fair value comprises a currency element of € (0.4) million and an interest element of nil. The fair value changes in both the currency and interest element are recognised in the income statement.

For these derivatives, hedge accounting has been applied.

15. Inventories

€ million	31 December 2005	31 December 2004
Raw materials	**30**	32
Packaging	**9**	10
Semi-finished products	**17**	10
Finished products	**142**	120
Spare parts	**6**	6
Provisions	**(10)**	(5)
	194	**173**

An amount of € 972 million (2004: € 831 million) has been recognised in the income statement as cost of goods. Included in this amount are write-downs of, and other losses related to, inventory of € (10) million (2004: € (13) million).

None of the inventories are pledged.

16. Trade and other receivables

Trade receivables

Trade receivables at 31 December 2005 amounted to € 283 million (2004: € 215 million). The provision for impairment amounted to € 14 million (2004: € 12 million). An impairment loss of € (2) million (2004: € (4) million) was recognised in the income statement in respect of trade receivables.

The carrying amount of trade receivables approximates the fair value.

The company has no significant concentrations of credit risk.

Other receivables

€ million	31 December 2005	31 December 2004
Due from joint ventures	**6**	7
Other receivables	**38**	28
Prepaid expenses	**24**	23
	68	**58**

17. Cash and cash equivalents

€ million	31 December 2005	31 December 2004
Cash at bank and in hand	**111**	107
Deposits	**1,346**	113
	1,457	**220**
Average effective interest rate	**2.2%**	2.1%

Cash at bank and in hand is readily and freely available for use. In a large number of countries compensating balance and interest arrangements have been made with banks. The deposits have an average roll-over period of less than one week and are readily and freely available, except for an amount of € 1.2 billion representing the purchase consideration for the acquisition of EAC Nutrition. This amount was paid on 2 January 2006.

18. Equity

€ million	Share capital	Share premium	Currency translation reserve	Stock options reserve	Revaluation reserve	Hedging reserve	Convertible bond reserve	Retained earnings	Capital and reserves attributable to equity holders	Minority interest	Total equity
Balance 1 January 2004	**42**	**1,027**	**—**	**1**	**29**	**(10)**	**118**	**(1,605)**	**(398)**	**17**	**(381)**
Stock option costs	—	—	—	6	—	—	—	—	6	—	6
Net result recognised directly in equity	—	—	(14)	—	2	(8)	3	(4)	(21)	(3)	(24)
Profit for the year	—	—	—	—	—	—	—	113	113	5	118
Repurchase of shares subsidiaries	—	—	—	—	—	—	—	(2)	(2)	2	—
Dividends paid	—	—	—	—	—	—	—	—	—	(4)	(4)
Redemption convertible bond (net of tax)	—	—	—	—	—	—	(31)	31	—	—	—
Balance 31 December 2004	**42**	**1,027**	**(14)**	**7**	**31**	**(18)**	**90**	**(1,467)**	**(302)**	**17**	**(285)**
Stock option costs	—	—	—	15	—	—	—		15	—	15
Net result recognised directly in equity	—	—	19	—	—	(2)	—	(11)	6	1	7
Issue of share capital – Mellin	2	215	—	—	—	—	—	(1)	216	—	216
Issue of share capital – financing of purchase price EAC Nutrition	4	546	—	—	—	—	—	(9)	541	—	541
Issue of share capital – stock options	—	9	—	—	—	—	—		9	—	9
Profit for the year	—	—	—	—	—	—	—	198	198	3	201
Increase in ownership of subsidiaries	—	—	—	—	—	—	—	—	—	(14)	(14)
Repurchase of shares subsidiaries	—	—	—	—	—	—	—	(4)	(4)	(1)	(5)
Dividends paid	—	—	—	—	—	—	—		—	(4)	(4)
Redemption convertible bond (net of tax)	—	—	—	—	—	—	(42)	43	1	—	1
Balance 31 December 2005	**48**	**1,797**	**5**	**22**	**31**	**(20)**	**48**	**(1,251)**	**680**	**2**	**682**

Cash flow hedge fair value losses of € (2) million in 2005 (2004: € (8) million) recognised directly in equity comprise an amount of € (9) million (2004: € (8) million) recognised directly in equity and € 7 million (2004: € nil) transferred to the income statement. At 31 December 2005 and 31 December 2004 cumulative actuarial gains and losses recognised directly in equity amount to € (15) million and € (4) million, respectively. Please refer to the consolidated statement of recognised income and expense on page 50. The currency translation reserve, revaluation reserve and an amount of € 7 million from retained earnings (relating to capitalised development costs) are not distributable.

Please refer also to the notes on shareholders' equity in the parent company financial statements on page 95.

19. Borrowings

€ million	Carrying amount 31 December 2005	Fair value 31 December 2005	Effective interest rate 31 December 2005	Carrying amount 31 December 2004	Fair value 31 December 2004	Effective interest rate 31 December 2004
Bank loan	**1,090**	**1,090**	**3.4%**	230	230	3.2%
US private placement	**525**	**513**	**4.2%-5.3%**	–	–	–
Convertible debenture loan 2003	**292**	**332**	**3.64%**	283	322	3.9%
Convertible debenture loan 2000	–	–	–	620	628	3.9%
Convertible personnel debenture loans	**6**	**6**	**3.64%**	5	5	3.9%
Finance leases	–	–	–	2	2	3.9%
Total borrowings	**1,913**	**1,941**		1,140	1,187	
Interest rate swap[14]	**13**	**13**		18	18	
Total non-current long-term loans	**1,926**	**1,954**		**1,158**	**1,205**	

The fair values are based on discounted future cash flows using a rate based on the borrowings' effective interest rate of 3.4%-5.3% (2004: 3.2%-3.9%), taking into consideration the respective currencies and the remaining duration of the borrowings.

The company's long-term loans are denominated in euro, except for the US private placement, which is denominated in US dollars although swapped into euros.

The maturities of total borrowings and total non-current long-term loans are as follows:

Maturity of long-term loans € million	Bank loan	US private placement	Convertibles debenture loans	Total borrowings	Interest rate swaps	**Total non-current long-term loans 31 December 2005**	Total borrowings 31 December 2004	Interest rate swaps	Total non-current loans 31 December 2004
1-2 years	–	–	2	2	13	**15**	622	18	640
2-3 years	–	91	2	93	–	**93**	1	–	1
3-4 years	–	17	1	18	–	**18**	284	–	284
4-5 years	1,090	60	293	1,443	–	**1,443**	232	–	232
> 5 years	–	357	–	357	–	**357**	1	–	1
Total	**1,090**	**525**	**298**	**1,913**	**13**	**1,926**	**1,140**	**18**	**1,158**

Non-current loans increased by € 768 million from € 1,158 million in 2004 to € 1,926 million in 2005. The movement is as follows:

€ million	Bank loan	US private placement	Convertibles debenture loans	Finance leases	Subtotal borrowings	Interest rate swaps	**Total non-current loans**
1 January 2005	230	–	908	2	1,140	18	**1,158**
Increase	1,495	508	17	–	2,020	–	**2,020**
Redemption	(635)	–	(627)	(2)	(1,264)	–	**(1,264)**
Fair value change interest rate swap	–	–	–	–	–	(5)	**(5)**
Exchange rate differences	–	17	–	–	17	–	**17**
31 December 2005	**1,090**	**525**	**298**	**–**	**1,913**	**13**	**1,926**

Bank loan

This concerns a committed unsecured revolving multi-currency credit facility in an aggregate amount of € 1.25 billion. The duration of the loan facility is from 16 December 2005 until 16 December 2010. The interest margin, which is linked to a leverage ratio grid, varies from 0.9 % to 0.25% over Euribor. At 31 December 2005 an amount of € 1,090 million (2004: € 230 million) has been drawn under this facility at an interest rate of 3.4%.

US private placement

In June and December 2005 the company issued US senior notes through a private placement with total notional amounts of US$ 548 million (€ 465 million) and € 60 million. The private placement contains the following senior notes:

	Notional amounts (original currency millions)	Period	Interest rate	Fair value 31 December 2005 € millions
Series A	US$ 90	Jun 2005 – Jun 2012	4.70%	**76**
Series B	US$ 85	Jun 2005 – Jun 2014	4.97%	**72**
Series C	US$ 125	Jun 2005 – Jun 2015	5.02%	**106**
Series D	€ 32	Jun 2005 – Jun 2015	3.96%	**32**
Series E	US$ 50	Jun 2005 – Jun 2017	5.12%	**43**
Series F	€ 28	Jun 2005 – Jun 2017	4.11%	**28**
				357
Series A	US$ 107.5	Dec 2005 – Dec 2008	5.18%	**91**
Series B	US$ 20	Dec 2005 – Dec 2009	5.26%	**17**
Series C	US$ 70.5	Dec 2005 – Dec 2010	5.31%	**60**
				168
				525

The interest on the senior notes is paid on a semi-annual basis.

Financial covenants
The covenants of the new revolving credit facility and the US private placement are related to the total net debt compared to EBITDA (leverage ratio) and EBITDA compared to the net interest expenses. EBITDA and net interest expenses are calculated on the basis of a 12-month rolling average and exclude the contribution of all divested businesses. The company operates comfortably within these covenants.

Specification of convertible debenture loans

Convertible debenture loan 2003: € million	2005	2004
Balance 1 January	**283**	273
Interest expenses	**9**	10
Balance 31 December	**292**	**283**

The nominal value of the 3.0% unsecured subordinated loan issued in July 2003 was € 345 million. The equity component at the date of issuance was € 47 million (net of tax). The loan will mature on 11 July 2010 and will be convertible into ordinary shares issued by Royal Numico N.V. at a conversion price of € 21.50 per ordinary share. After 25 July 2008 Royal Numico N.V. is allowed to redeem the convertible debenture loan if the quotation of the shares has been at least 150% of the prevailing conversion price during 30 consecutive days.

The unamortised interest was € 53 million at 31 December 2005 (2004: € 62 million). The fair value of the convertible debenture loan amounted to € 332 million at 31 December 2005 (2004: € 322 million) and is calculated using cash flows discounted at the borrowing rate of 3.64% (2004: 3.9%).

Interest expense on this convertible debenture loan is calculated using the effective interest method by applying the effective interest rate of 6.7% at 1 July 2003.

Convertible debenture loan 2000: € million	2005	2004
Balance 1 January	**620**	606
Interest expenses	**7**	14
Redemption	**(627)**	–
Balance 31 December	**–**	**620**

The nominal value of the 4.25% unsecured subordinated convertible debenture loan issued in June 2000 amounted to € 690 million. The loan was redeemed upon its maturity in June 2005. The equity component was € 14 million (net of tax) at 1 January 2004. The unamortised interest was € 21 million at 1 January 2004 (31 December 2004: € 7 million). The related convertible bond reserve of € 42 million was transferred to retained earnings.

Interest expense on this convertible debenture loan is calculated using the effective interest method by applying the effective interest rate of 6.7% at 1 June 2000.

Convertible personnel debenture loans:	€ million	%	Issued	Conversion price (€)	Conversion period
2005	1.5	3.5	July 2005	32.27	July 2005 – June 2010
2004	0.8	3.5	July 2004	25.86	July 2007 – June 2009
2003	2.2	3.5	July 2003	10.71	July 2006 – June 2008
2002	0.6	3.5	July 2002	25.73	July 2005 – June 2007
2001	0.9	3.5	July 2001	48.25	July 2004 – June 2006
	6.0				

Participating employees can convert their bonds at the conversion price into ordinary shares in the capital of Royal Numico N.V.. In January 2002, employees were given the opportunity to opt for a reduced conversion price of € 32 for the convertible personnel debenture loan 2001. Please refer to note 28 'Remuneration' on page 85.

The convertible debenture loans are subordinated in right of payment to the claims of the holders of unsecured and non-subordinated payment obligations of the company except for the holders of other subordinated loans. This relates to all existing or future liabilities.

Short-term borrowings can be detailed as follows:

€ million	**31 December 2005**	31 December 2004
Bank overdrafts	**31**	–
Commercial paper	**31**	–
Other	**–**	1
	62	1

Bank overdrafts represent balances that could not be offset against cash and cash equivalents.

In October and December 2005 the company established a new commercial paper programme which will be used to finance trade working capital. At 31 December 2005, the average interest rate was 2.45% and the remaining maturity was 34 days.

20. Employee benefits

€ million	**31 December 2005**	31 December 2004
Defined benefit plans (funded)	**167**	148
Defined benefit plans (unfunded)	**73**	63
Other post-employment benefit	**7**	3
Other long-term benefit plans	**1**	3
Plan assets	**(138)**	(120)
	110	97

Movement in defined benefit obligations € million	Defined benefits plans	Other post-employment benefits plans	Other long-term benefits plans	Total defined benefit obligations
Balance 1 January 2004	198	3	3	204
Current service cost	4	—	—	4
Interest costs	8	—	—	8
Contributions by plan participants	1	—	—	1
Actuarial losses	8	—	—	8
Exchange rate differences	(2)	—	—	(2)
Benefits paid	(6)	—	—	(6)
Balance 31 December 2004	**211**	**3**	**3**	**217**
Balance 1 January 2005	211	3	3	217
Current service cost	4	—	—	4
Interest costs	11	—	—	11
Contributions by plan participants	1	—	—	1
Actuarial losses	25	—	—	25
Exchange rate differences	2	—	—	2
Benefits paid	(12)	(1)	(2)	(15)
Business combinations	—	4	—	4
Curtailment	(1)	—	—	(1)
Settlement	(1)			(1)
Balance 31 December 2005	**240**	**7**	**1**	**248**

Movement in plan assets € million	2005	2004
Balance 1 January 2005	**120**	115
Expected return on plan assets	**7**	4
Actuarial gains	**11**	1
Exchange rate differences	**2**	(1)
Contributions by the employer	**5**	3
Contributions by plan participants	**1**	1
Settlement	**(1)**	—
Benefits paid	**(7)**	(3)
Balance 31 December 2005	**138**	**120**

The average expected rate of return is based on the yields of long-term corporate bonds plus additional return for equity instruments based on historical experience. The actual return on plan assets in 2005 was € 18 million (2004: € 5 million). The company's plan assets consist primarily of listed shares and fixed-interest securities of which the allocation per major category of assets at 31 December 2005 is as follows:

Plan assets	2005	2004
Equity instruments	**37%**	34%
Debt instruments	**63%**	66%
	100%	**100%**

Plan assets do not include investments in the company's own equity or debt instruments.

Weighted average assumptions 2005 in % unless indicated otherwise	Pension benefits UK/Ireland	Pension benefits rest of Europe	Pension benefits Asia-Pacific	Other post-employment benefits
Discount rates	4.9	4.0	12.0	4.3
Expected return on plan assets	6.4	4.5	10.0	–
Rate of wage inflation	3.9	2.5	10.0	3.0
Rate of compensation increase	2.9	1.5	–	–
Rate of benefit increase	2.8	1.5	–	–
Mortality rates (average life expectation in years after retirement age)	21-24	18-24	18-23	

The actuarial loss charged directly to equity in 2005 is caused primarily by the discount rate, which decreased compared to 2004.

21. Provisions

€ million	**31 December 2005**	31 December 2004
Restructuring	**5**	26
Other	**24**	21
	29	**47**

Maturity of provisions

€ million	Restructuring	Other	Total
< 1 year	5	17	22
1-5 years	–	4	4
> 5 years	–	3	3
	5	**24**	**29**

The movements in restructuring and other provisions are specified as follows:

€ million	Restructuring	Other	Total
1 January 2005	26	21	47
Additions	1	7	8
Business combinations	–	2	2
Used during the year	(20)	(1)	(21)
Reversed unused	(2)	(5)	(7)
31 December 2005	**5**	**24**	**29**

Restructuring
Restructuring provisions mainly relate to employee redundancies.

Other
Other provisions include provisions for sales returns, claims and litigation and guarantees given to third parties.

22. Other financial liabilities

As part of the transition to IFRS, the company has recognised liabilities mainly related to an option on the shares in Nutricia Poland B.V.. This option without expiration date and exercisable as of 31 December 2008, is embedded in the purchase agreement between the company and the other shareholder. The liability is based on the discounted value of the expected strike price at 31 December 2008. Historically, the minority interest of this other shareholder was reflected in the income statement and the balance sheet. By recognising the liabilities and consequential additions to goodwill, the minority interest was derecognised.

23. Trade creditors and other payables

Trade creditors at 31 December 2005 amounted to € 254 million (2004: € 172 million)

Other payables

€ million	**31 December 2005**	31 December 2004
Social security premiums	**5**	5
Wages and salaries	**47**	39
Accrued expenses	**79**	111
Other payables	**37**	26
	168	**181**

24. Cash flow statement

General
The consolidated cash flow statement has been prepared by applying the indirect method. The interest received and paid, income tax paid, dividends received and paid to minority shareholders, and capital expenditures are based on the actual cash flows. Cash flows in foreign currencies have been translated at average exchange rates. The exchange rate differences on profit for the year and cash balances are recorded under 'Exchange rate differences'.

The reconciliation from profit for the year to operating profit is as follows:

€ million	**2005**	2004
Profit for the year	**201**	118
Adjustments for:		
Income tax expense	**101**	98
Share in profit of joint venture	**(3)**	(4)
Finance costs and other financial income	**61**	92
Operating profit	**360**	**304**

Income tax paid
The income tax cash outflow of € (56) million includes tax refunds and payments in respect of prior years of € 39 million in relation to the UK, € (6) million in Poland and Greece, and prepaid income taxes of € (12) million in the US. Excluding these items, the cash outflow amounts to € (77) million.

Income tax paid of € (39) in 2004 includes a US tax receivable of € 34 million. Excluding this receivable, the cash outflow was € (73) million.

The income tax cash outflow increased by € 4 million compared to 2004. The increase relates to the

Cash flow from investing activities:
Capital expenditures
In 2005 the actual cash outflow for capital expenditures amounted to € 100 million, containing € 85 million for property, plant and equipment and € 15 million for intangible assets.

Proceeds divestments
The net proceeds from divestments of € 16 million in 2005 related primarily to the sale of PT Tigaraksa Satria Tbk (€ 4 million) and claim receipts of € 11 million with respect to the US activities divested in prior years.

Cash flow from financing activities:
Issued shares – financing of purchase price EAC Nutrition
The issued shares in relation to the acquisition of EAC Nutrition Ltd. A/S resulted in cash proceeds of € 541 million, net of € 9 million associated costs.

Issued senior notes
The cash inflow of € 508 million plus foreign exchange gains of € 17 million ties in to the € 525 million proceeds of the US private placement.

25. Business combinations

On 23 June 2005 the company acquired 100% of the share capital of Mellin S.p.A. ('Mellin'), a baby food company operating in Italy, for a purchase consideration of € 422 million (partly in the company's shares). The acquired business contributed revenues of € 74 million and a loss of € (3) million to the company for the period from 23 June to 31 December 2005. Included in the loss of € (3) million are € 13 million related to integration and other restructuring related costs. Had Mellin been acquired per 1 January 2005 the sales of the group would have been € 2,049 million and profit for the year would have been € 213 million. Details of the net assets acquired and goodwill are as follows:

(€ million)	2005
Purchase consideration	
– Cash paid	200
– Costs directly attributable to the acquisition	5
– Fair value of shares issued	217
Total purchase consideration	422
Fair value of net assets acquired	237
Goodwill	**185**

Goodwill amounts to € 185 million and is attributable to the high profitability of the acquired business and the expected synergies for the group. The value of the brand amounts to € 349 million, reflecting the expected future cash flow arising from the acquired Mellin brand. This brand is considered to have an indefinite life as it is very well known in the Italian market and has a proven track record spanning decades. The company has no intention of abandoning the Mellin name.

The fair value of the shares issued amounted to € 217 million (being 6,711,408 shares of Royal Numico N.V.), and was based on the published share price at 23 June 2005.

The assets and liabilities at 23 June 2005 arising from the acquisition are as follows:

€ million	Fair value	Mellin carrying amount
Cash and cash equivalents	2	2
Goodwill	185	–
Brands	349	–
Inventories	17	13
Receivables	37	37
Deferred income tax asset	9	9
Payables	(42)	(42)
Employee benefits	(2)	(2)
Provisions	(2)	(2)
Deferred income tax liability	(131)	–
Net assets acquired	**422**	**15**
Purchase consideration settled in cash	(200)	
Cash and cash equivalents acquired	2	
Cash outflow on acquisition	**(198)**	

26. Minority interest

The minority interest in the consolidated income statement and consolidated balance sheet comprise the following subsidiaries:

	Country	2005	2004
Nutricia Bago S.A.	Argentina	**49.0**	49.0
PT Sari Husada Tbk	Indonesia	**1.4**	20.5
PT Sugizindo	Indonesia	**1.4**	20.5
OAO Istra Nutricia Baby Food	Russia	**1.1**	1.1
Nutricia Russia LLC	Russia	**0.3**	0.3

The Polish subsidiaries are no longer included as minority interests. Please refer to note 22 'Other financial liabilities' on page 77.

27. Related party disclosures

In 2005 the related party transactions comprised sales to the joint venture HTMa of € 7 million (2004: € 7 million). In addition, at 31 December 2005 a receivable balance of € 4 million (2004: € 6 million) and a long-term loan receivable of € 7 million (2004: € 8 million) were outstanding, carrying interest at 1%, as well as a long-term loan receivable of € 3 million on the 15% shareholder of HTMa, carrying interest at 5%. There are no purchase transactions with related parties.

28. Remuneration

Supervisory Board

In 2005, the remuneration of the members of the Supervisory Board amounted to € 338,261 (2004: € 205,540). The remuneration of the individual members is set out in the table below:

Compensation Supervisory Board

Amounts in €	Remuneration	Committee fee	Fixed expense allowance	Total
Rob Zwartendijk, chairman	59,613	6,767	1,135	67,515
Emiel van Veen	44,313	—	1,135	45,448
Hessel Lindenbergh	44,313	6,767	1,135	52,214
Per Wold-Olsen	44,313	—	1,135	45,448
Barrie Spelling	44,313	6,767	1,135	52,214
Steven Schuit[1]	44,313	3,134	1,135	48,582
Marco Fossati[2]	26,300	—	538	26,838
Total Supervisory Board members	**307,478**	**23,435**	**7,348**	**338,261**

[1] Appointed as chairman of the Governance Committee and as member of the Audit Committee on 11 August 2005.
[2] Appointed as member of the Remuneration Committee on 11 August 2005.

The General Meeting of Shareholders on 11 May 2005 the basic remuneration for Supervisory Board members was € 34,033 per year and for the chairman € 40,840 per year. The chairman of a committee received an additional € 4,538 per year. The General Meeting of Shareholders on 11 May 2005 certain changes in Supervisory Board remuneration were approved. The basic remuneration as from this date for Supervisory Board members is € 50,000 per year and for the chairman € 70,000 per year. The chairman of a committee receives an additional € 8,000 per year.

The fixed annual expense allowance is € 1,135.

The General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board. Supervisory Board members of the company do not receive any performance- or equity-related compensation and do not accrue any pension rights with the company. No stock options or shares are granted to members of the Supervisory Board.

Via the holding company Findim Group S.A. Mr. Marco Fossati holds 8,370,534 (4.4%) ordinary shares in the issued share capital of the company at 31 December 2005.

Executive Board

At 31 December 2005, the Executive Board consisted of six members. The tables below summarise their base salaries, bonuses and total cash compensation.

Base salary

At 31 December 2005	Base salary 2004	Base salary 2005	Change in base salary 2004-2005	Approved base salary 2006	Change in base salary 2005-2006
Executive Board members					
Jan Bennink	1,000,000	1,000,000	0%	1,000,000	0%
Niraj Mehra	650,000	650,000	0%	650,000	0%
Chris Britton	500,000	500,000	0%	500,000	0%
Jean-Marc Huët	650,000	650,000	0%	650,000	0%
Rudy Mareel	500,000	500,000	0%	500,000	0%
Ajai Puri	575,000	575,000	0%	575,000	0%

Bonus and total cash compensation

At 31 December 2005	Bonus over 2004 paid in 2005	Bonus over 2005 paid in 2006	Difference in bonus	Total cash 2004	Total cash 2005	Change in total cash
Executive Board members						
Jan Bennink	1,160,400	1,212,500	4%	2,160,400	2,212,500	2%
Niraj Mehra	432,900	419,250	(3)%	1,082,900	1,069,250	(1)%
Chris Britton	283,200	337,500	19%	774,866	837,500	8%
Jean-Marc Huët	465,400	492,375	6%	1,115,400	1,142,375	2%
Rudy Mareel	310,800	266,250	(14)%	777,466	766,250	(1)%
Ajai Puri	339,825	323,438	(5)%	914,825	898,438	(2)%

Notes to 2005 bonus
The bonus scheme applicable to these Executive Board members is based on quantitative targets, EBITA, sales and free cash flow (70%) and individual qualitative targets (30%). If preset targets are achieved the target bonus percentage for Jan Bennink is 125% of base salary and the maximum is 175%. For the other Executive Board members (Niraj Mehra, Chris Britton, Jean-Marc Huët, Rudy Mareel and Ajai Puri) the target bonus percentage is 75% and the maximum is 125%.

Other remuneration (Executive Board)

The table below summarises the allowances, pension contributions and income statement charges for stock options and performance shares of the individual Executive Board members:

Amounts in €	2005 Allowances and benefits in kind	2005 Pension contributions	2005 Income statement charges for stock options and performance shares	2004 Allowances and benefits in kind	2004 Pension contributions	2004 Income statement charges for stock options and performance shares
Executive Board members						
Jan Bennink	**45,964**	**127,423**	**2,627,497**	112,068	126,026	1,051,446
Niraj Mehra	**101,411**	**246,649**	**677,988**	87,658	129,931	235,073
Chris Britton	**108,140**	**56,589**	**677,988**	85,288	55,550	235,073
Jean-Marc Huët	**36,008**	**76,647**	**836,655**	223,352	75,745	327,629
Rudy Mareel	**58,474**	**58,531**	**677,988**	180,505	53,869	235,073
Ajai Puri	**278,208**	**218,002**	**836,655**	183,400	217,577	327,629

Notes to allowances and benefits in kind

Costs for social security premiums and the employer's contribution to healthcare costs are included. For some Executive Board members, costs related to housing, school fees, fixed annual allowances, costs for (international) moving of personal goods, the lease price of a company car and private home travel are also included.

Notes to pension contributions

The Executive Board members participate in the Dutch pension plan ('Maraton'). The Maraton pension scheme is administered by a pension fund that is independent from the company. The name of the pension fund is Stichting Pensioenfonds Nutricia Maraton. The retirement age for members of the Executive Board is set at 60. This pension scheme is a defined contribution plan and is modular based. Module A provides for old age pension and dependant's pension. Premiums are 13.5% of pension base salary and are fully borne by the company. As the retirement age is different from the date of commencement of the state pension (65) the pension scheme provides for a bridging payment in Module B. Premiums are 26.5% of salary and are fully borne by the company. Module C provides for pension after disability and module D provides for voluntary contributions to the pension fund by the Executive Board members. Within the regulations of the Maraton pension scheme a participant can opt to choose for minimum participation (to cover premiums for entitlement to a pension in the event of ill-health or disability and a spouse/dependant's pension on death) and have the contribution that is calculated on the surplus paid out in cash instead of to the pension fund. This payment is subject to wage tax and social premiums. All Executive Board members have opted for this possibility.

Changes to the Maraton pension scheme were made effective 1 January 2006 to comply with changes in the Dutch pension law. The possibility of further build-up of early retirement rights has been revoked, the retirement age becomes 65 and no longer will a build-up using a non-variable rate for all ages of 13.5% of the pensionable salary be used. Modules B and D have lapsed. The amounts built up under the former scheme will be retained, and the new premiums are paid into the existing savings for old-age pension rights. The right to choose for the minimum participation remains in effect. All the Executive Board members have opted for this possibility.

Notes to income statement charges for stock options and performance shares

Although these costs are included in the income statement, the stock options and performance shares are granted conditionally. Please refer to page 84.

Stock options (Executive Board)
The table below summarises the status of the number of outstanding stock options granted to the Executive Board members:

	Number of stock options					Amounts in €	
	Outstanding 1 January 2005	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding 31 December 2005	Exercise price	Expiry date
Executive Board members							
Jan Bennink	312,623	–	–	–	312,623	25.73	01-06-2007
	300,000	–	–	–	300,000	10.71	31-05-2011
	300,000	–	–	–	300,000	25.86	31-05-2012
	–	300,000	–	–	300,000	32.27	31-05-2013
Niraj Mehra	100,000	–	–	–	100,000	11.34	01-10-2007
	100,000	–	–	–	100,000	10.71	31-05-2011
	100,000	–	–	–	100,000	25.86	31-05-2012
	–	100,000	–	–	100,000	32.27	31-05-2013
Chris Britton	50,000	–	–	–	50,000	10.71	01-02-2008
	100,000	–	–	–	100,000	10.71	31-05-2011
	100,000	–	–	–	100,000	25.86	31-05-2012
	–	100,000	–	–	100,000	32.27	31-05-2013
Jean-Marc Huët	100,000	–	–	–	100,000	6.30	01-05-2008
	100,000	–	–	–	100,000	10.71	31-05-2011
	100,000	–	–	–	100,000	25.86	31-05-2012
	–	100,000	–	–	100,000	32.27	31-05-2013
Rudy Mareel	50,000	–	–	–	50,000	9.97	01-05-2008
	100,000	–	–	–	100,000	10.71	31-05-2011
	100,000	–	–	–	100,000	25.86	31-05-2012
	–	100,000	–	–	100,000	32.27	31-05-2013
Ajai Puri	100,000	–	–	–	100,000	10.82	01-06-2008
	100,000	–	–	–	100,000	10.71	31-05-2011
	100,000	–	–	–	100,000	25.86	31-05-2012
	–	100,000	–	–	100,000	32.27	31-05-2013
Total Executive Board members 2005	**2,312,623**	**800,000**	**–**	**–**	**3,112,623**		
Total Executive Board members 2004	1,512,623	800,000			2,312,623		
Weighted average exercise price 2005	**€ 17.81**	**€ 32.27**	**–**	**–**	**€ 21.52**		
Weighted average exercise price 2004	€ 13.55	€ 25.86	–	–	€ 17.81		

Performance Shares (Executive Board)

The table below summarises the status of the number of outstanding performance shares granted to the Executive Board members:

	Number of performance shares					
	Outstanding 1 January 2005	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding 31 December 2005	Vesting date[3]
Executive Board members						
Jan Bennink	200,000	–	–	–	200,000	01-06-2007
	–	150,000	–	–	150,000	01-06-2008
Niraj Mehra	33,000	–	–	–	33,000	01-06-2007
	–	50,000	–	–	50,000	01-06-2008
Chris Britton	33,000	–	–	–	33,000	01-06-2007
	–	50,000	–	–	50,000	01-06-2008
Jean-Marc Huët	60,000	–	–	–	60,000	01-06-2007
	–	50,000	–	–	50,000	01-06-2008
Rudy Mareel	33,000	–	–	–	33,000	01-06-2007
	–	50,000	–	–	50,000	01-06-2008
Ajai Puri	60,000	–	–	–	60,000	01-06-2007
	–	50,000	–	–	50,000	01-06-2008
Total Executive Board members 2005	**419,000**	**400,000**	–	–	**819,000**	
Total Executive Board members 2004	–	419,000	–	–	419,000	

[3] The vesting of the performance shares is dependent upon fulfilling EPS performance criteria.

Stock options and stock appreciation rights (Senior management)

The table below summarises the status of the number of outstanding stock options and stock appreciation rights (SARs), excluding Executive Board members:

	Number of stock options/SARs					Amounts in €	
	Outstanding 1 January 2005	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding 31 december 2005	Exercise price	Expiry date
1995	9,750	–	9,750	–	–	8.52	01-06-2005
1996	29,250	–	20,000	–	9,250	16.31	01-06-2006
1996	20,250	–	1,250	–	19,000	18.61	01-09-2006
1997	75,500	–	14,500	–	61,000	25.53	01-12-2007
1998	68,000	–	13,000	–	55,000	29.07	01-07-2003/08
1999	207,000	–	3,000	–	204,000	34.65	01-07-2004/09
2000	1,174,500	–	–	1,174,500	–	46.04	31-05-2005
	3,000	–	–	3,000	–	55.24	31-05-2005
2001	54,750	–	–	54,750	–	46.04	31-05-2005
	772,750	–	61,750	–	711,000	32.00	01-12-2006
	770,500	–	26,500	6,000	738,000	32.00 (SARs)	01-12-2006
2002	616,050	–	165,950	2,350	447,750	25.73	01-06-2007
	869,000	–	291,000	–	578,000	25.73 (SARs)	01-06-2007
2003	25,000	–	–	–	25,000	7.70	01-03-2008
	25,000	–	–	–	25,000	6.91	01-03-2008
	823,700	–	–	14,734	808,966	10.71	31-05-2011
	33,000	–	–	–	33,000	10.71 (SARs)	31-05-2011
	36,000	–	–	–	36,000	21.25	08-12-2011
	3,500	–	–	–	3,500	21.91	31-05-2011
	3,500	–	–	–	3,500	24.00	31-05-2011
2004	3,500	8,500	–	–	12,000	24.00	31-05-2012
	–	3,500	–	–	3,500	25.64	31-05-2012
	1,042,500	7,000	–	85,000	964,500	25.86	31-05-2012
	21,000	–	–	–	21,000	26.41	31-05-2012
	–	60,500	–	55,000	5,500	26.53	31-05-2012
	–	15,000	–	–	15,000	31.56	31-05-2012
2005	–	45,000	–	–	45,000	31.78	31-05-2013
	–	1,045,000	–	16,000	1,029,000	32.27	31-05-2013
	–	42,000	–	–	42,000	32.61	31-05-2013
	–	55,000	–	–	55,000	36.00	31-05-2013
Total 2005	**6,687,000**	**1,281,500**	**606,700**	**1,411,334**	**5,950,466**		
Total 2004	6,356,250	1,093,500	197,500	565,250	6,687,000		
Weighted average exercise price 2005	**€ 29.07**	**€ 32.04**	**€ 26.15**	**€ 43.47**	**€ 31.31**		
Weighted average exercise price 2004	€ 29.51	€ 25.85	€ 11.27	€ 33.92	€ 29.07		

Of the total number of stock options forfeited, 1,232,250 were expired.

Performance shares (Senior management)

The table below summarises the status of the number of outstanding performance shares granted, excluding Executive Board members:	Number of performance shares					
	Outstanding 1 January 2005	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding 31 December 2005	Vesting date*
2004	169,000	32,500	–	35,000	166,500	01-06-2007
2005	–	275,850	–	–	275,850	01-06-2008
Total Senior Management 2005	**169,000**	**308,350**	**–**	**35,000**	**442,350**	
Total Senior Management 2004	–	169,000	–	–	169,000	

*The vesting of the performance shares is dependent upon fulfiling EPS performance criteria.

The company grants stock option rights to management. The annual stock option schemes are open to members of the Executive Board and other senior managers of the company. The number of stock options awarded each year depends on the level of management and individual performance. In the period 2001 through 2003, members of the Executive Board and management working for the business units in the US were awarded SARs rather than stock options.

Until 1999, the term of stock options for Dutch participants was five years and 10 years for foreign senior managers. The stock option plans (including the SARs plans as from 2001) granted in the period from 2000 through 2002 had a term of five years for all participating management. The stock options and the SARs may be exercised three years after granting, provided that the participant in the stock option plan is still employed by the company. This provision is not applicable to the SARs plans. Since the divestments of the US businesses, the SARs are exercisable without any limitation except for closed periods. In 2003, two conditional stock option plans were introduced. The term of both plans is eight years, and the exercise price was set at € 10.71. Each year, during the first three years of these plans, the participant is entitled to one-third of the amount of stock options granted, provided that during the first three years any termination of the employment agreement with the participant is not based on a termination with cause. None of these stock options granted may be exercised during the first three years of the term of these plans. The long-term performance stock option plan ('LTP') is aimed to provide an additional incentive for selected key high potentials and/or high performers within the company. The LTP's stock options shall fully vest and become exercisable after three years, provided that the average closing price of the company's shares in the period of 1 March 2006 through 1 June 2006 is € 15.00 or above and the participant is still employed by the company on 1 June 2006. In 2004, two plans were implemented; a stock option plan and a performance share plan. The term of the stock option plan is eight years, of which the first three years are the vesting period. The exercise price was set at € 25.86. The term of the performance share plan is three years, and vesting is driven by a target related to earnings per share ('EPS').

In 2005, two plans were implemented; a stock option plan and a performance share plan. The term of the stock option plan is eight years, of which the first three years are the vesting period. The exercise price was set at € 32.27. The term of the performance share plan is three years, and vesting is driven by a target related to EPS.

The regular annual stock option plan provides an incentive to attract, motivate and retain key management of the company. Total Shareholder Return ('TSR') criteria have been introduced and will be applied to a three-year (vesting) period. The stock options granted are conditional and 40% of the stock options granted will vest if the company's TSR is at least at the median compared to the TSR of the comparator group. All stock options become exercisable if the company is ranked in the upper decile relative to the comparator group.

The performance share plan was introduced to further focus the Executive Board members and other senior management on the growth of long-term sustainable value for shareholders. The plan is aimed to provide an additional incentive for selected key high potentials and/or high performers within the company. The performance shares will vest according to a sliding scale with a threshold consistent with the stock option vesting. For awards granted in 2004 and 2005, a performance threshold of 9% per annum average EPS growth will be required for 40% vesting after three years, and 15% per annum average EPS growth for full vesting.

The total fair value of the stock options and performance shares granted in 2005 to the members of the Executive Board and senior management amounts to € 18,124,000 for the Executive Board and € 16,793,392 for senior management, in total € 34,917,392. The fair value at the date of award of a stock option granted in 2005 was € 6.76 (2004: € 6.54), the fair value at the date of award of a performance share granted in 2005 was € 31.79 (2004: € 25.87).

The fair value of the stock option and performance shares grants was estimated using the Monte Carlo simulation model based on the following assumptions:

	2005	2004
Risk-free interest rate	**2.35%**	3.11%
Expected dividend yield	**0.5%**	0%
Expected stock price volatility	**26%**	26%
Time to maturity	**3 years**	3 years
Weighted average share price	**€ 32.27**	€ 25.86

The expected stock price volatility is based on the volatility of the company's shares subsequent to the divestment of GNC business in December 2003.

Convertible personnel debenture loans and stock savings plan

Convertible personnel debenture loans

The table below summarises the status of the outstanding convertible personnel debenture loans of Executive Board members:

Amounts in €	Outstanding 1 January 2005	Issued	Redeemed	Converted	Outstanding 31 December 2005	Conversion rate	Expiry date
Executive Board members							
Niraj Mehra							
2003	9,000	–	–	–	9,000	10.71	30-06-2008

The table below summarises the status of the outstanding personnel debenture loans (excluding Executive Board Members):

Amounts in €	Outstanding 1 January 2005	Issued	Redeemed	Converted	Outstanding 31 December 2005	Conversion rate	Expiry date
2001	832,998	–		49,564	783,434	32.00	30-06-2006
	159,788	–	14,466	–	145,322	48.25	30-06-2006
2002	663,056	–	5,530	37,993	619,533	25.73	30-06-2007
2003	2,408,819	–	9,000	–	2,399,819	10.71	30-06-2008
2004	832,866	–	–	–	832,866	25.86	30-06-2009
2005	–	1,733,893	–	–	1,733,893	32.27	30-06-2010

The convertible personnel debenture loans concern five-year loans from employees to the company in which participating employees can convert the bonds acquired into depositary receipts of shares at a conversion rate that is set in advance. The scheme is open to all employees in the Netherlands.

The interest rate for the 2001, 2002, 2003, 2004 and 2005 loan issues is 3.5% per annum. The conversion rate for 2001 was set at € 48.25. In January 2002, participants were given the choice of a reduced conversion rate at € 32.00. The minimum loan for the loan issues 2001-2005 was € 500, and the maximum € 9,000.

Stock savings plan

In 2002 in the UK and Ireland, employees could take part in a stock savings plan in which a fixed sum is saved over a period of three to five years. On the expiry of the plan participants can use the saved amount to buy shares at a fixed price in advance on favourable local fiscal terms. A total of 200,000 shares were reserved for this plan. The exercise price is £ 10.00/€ 15.00. This plan matured on 1 October 2005.

In 2003 in Ireland, employees could take part in a new stock savings plan. A total of 45,047 shares were reserved for this plan, which started on 3 September 2003. The exercise price to be realised in order to buy the shares is € 17.65.

In 2005 the UK launched a fourth issue of the Inland Revenue approved Save As You Earn Scheme. The plan was launched on 1 May 2005 for a three-year term. The total number of stock options granted was 45,900. At the end of the term employees can purchase Royal Numico N.V. shares at a set price of £ 17.00.

29. Off balance sheet commitments and contingent liabilities

Operating lease commitments

The total commitment for operating leases is € 75 million (2004: € 77 million), which contains operating leases of € 58 million and GNC Real Estate guarantees of € 17 million. The operating leases of € 58 million relate primarily to cars and offices. Of this amount, € 11 million expires within 12 months and € 45 million between 1 and 5 years and € 2 million after 5 years.

For the GNC Real Estate guarantees of € 17 million the company is held harmless and indemnified pursuant to the terms of the acquisition agreement with Apollo.

The operating lease and rent expenditures in 2005 were € 31 million (2004: € 28 million).

Purchase commitments

Total commitment for purchase contracts, primarily relating to raw materials, is € 81 million (2004: € 30 million) of which € 77 million expires within 12 months, € 2 million between 1 and 5 years and € 2 million after 5 years.

The company has entered into a contract to acquire 100% of the shares of EAC Nutrition Ltd. A/S for a total consideration of € 1.2 billion. Please refer to note 30 'Events after the balance sheet date'.

Capital commitments

Capital commitments at the end of 2005 were € 15 million (2004: € 5 million), which expires within 12 months. The increase mainly relates to the € 8 million upgrade of the Clinical Nutrition facility in Liverpool, UK.

Claims and legal proceedings

The company is currently engaged in litigations relating to several claims involving third parties. Although ultimate liability cannot be determined at present, the company is currently of the opinion that the amount of any such liabilities from these proceedings will not have a material adverse effect on its financial position or results. Adequate provisions have been taken for pending litigations where deemed necessary.

Residual liabilities from US disposals

The divested companies Rexall Sundown, Unicity and GNC sold products containing Ephedra. Ephedra has been the subject of negative publicity in the US, Japan and some other countries relating to alleged harmful effects. The company is a defendant in a number of Ephedra-related lawsuits. At the end of 2005, 74% of all cases filed against Rexall Sundown and GNC have been resolved, bringing the total number of active cases down to 97. These numbers take into account a tentative settlement that has been reached in principle which, if approved by the Bankruptcy Court, will result in the dismissal of an additional 64 Ephedra cases in which GNC is named as a defendant. The agreement is part of a proposed global settlement against approximately 60 defendants, including GNC and other retailers, relating to the sale of Ephedra containing-products manufactured by Nutraquest, Inc. The company's contribution to the tentative settlement and all other legal and administrative costs related to the Ephedra litigation risk are covered by its product liability insurance which is occurrence-based.

30. Events after the balance sheet date

Dividend proposal

A dividend of € 0.15 per share (€ 29 million in total) will be proposed on 3 May 2006 to shareholders. This proposed dividend is not included in these consolidated financial statements.

Business combinations

The company acquired 100% of the shares of EAC Nutrition Ltd. A/S ('EAC Nutrition') on 2 January 2006 for an amount of € 1.2 billion in cash from EAC Ltd A/S.

To finance the new acquisition the company successfully issued equity for an amount of € 550 million on 14 November 2005. The remaining amount of € 650 million was financed through the credit facility.

EAC Nutrition is a leading Asian baby food company. EAC Nutrition has strong market positions through a strong brand – Dumex – in its core markets China, Thailand, Malaysia and Vietnam. EAC Nutrition is the leading market player in China and is the market leader in the other core markets. The company intends to focus the activities of EAC Nutrition on profitable growth in these core markets.

The company decided to close down the Dumex activities in the Philippines and has agreed to sell the infant cereal company Hangzhou Future in China. The company is exploring all possible options for the activities in India.

In 2005 total sales of EAC Nutrition amounted to € 327 million, operating profit amounted to € 34 million before restructuring costs and other items of a one-off nature, and amortisation. Sales in the core markets amounted to € 313 million, operating profit amounted to € 42 million before restructuring costs and other items of a one-off nature, and amortisation.

These financial results are based on the accounting principles of EAC Ltd A/S as stated in their annual report.

The financials of EAC Nutrition will be included in the company's financial results from 2 January 2006 onwards, the date of transfer of control.

The purchase price allocation, including the fair value valuation of the individual assets and liabilities, has not been finalised and as a result the company is not able to disclose the fair value of the net assets acquired and goodwill at this point in time.

31. Transition to International Financial Reporting Standards

The rules for first time adoption of IFRS are set out in IFRS 1 – 'First-time Adoption of International Financial Reporting Standards'. In general, the company was required to determine its IFRS accounting policies and apply these retrospectively in order to determine its opening balance sheet under IFRS. The standard allows a number of exemptions to this general principle, with the aim to assist companies in their transition to IFRS. The company is allowed to:

> account only for those equity-settled, share-based payment schemes granted after 7 November 2002 and not vested before 1 January 2005. The company has opted for this exemption.
> apply IFRS 3 – 'Business Combinations' prospectively from the transition date. The company has chosen this option rather than to restate all previous business combinations.
> measure property, plant and equipment at the date of transition at its fair value and use this fair value as deemed cost as of that date. The company has opted for this transitional arrangement, in order to create consistency within the valuation of property, plant and equipment. External valuations were performed on the oldest property, plant and equipment to bring it to fair value.
> The cumulative translation reserve in equity is deemed to be zero at the date of transition. The company has opted for this exemption.
> apply IAS 32 – 'Financial Instruments: Disclosure and Presentation' and IAS 39 – 'Financial Instruments: Recognition and Measurement' per 1 January 2005. The company has not opted for this exemption, because it feels that transparency and comparability are improved by adopting these standards per 1 January 2004.

Those standards with the largest impact on opening equity at 1 January 2004 and profit for the year 2004 are described below.

IFRS requires a deferred income tax provision for all fair value adjustments. As a consequence, the company has provided for deferred income tax on all fair value adjustments arising from the transition to IFRS. This resulted in an increase in deferred income tax assets of € 11 million and deferred income tax liabilities of € 47 million at 1 January 2004. The effect of the changing tax rate in the Netherlands from 1 January 2005 onwards has been taken into account in determining these deferred income tax assets and liabilities per 31 December 2004.

It should be noted that all IFRS adjustments as described are non-cash adjustments and do not impact the company's cash position.

Changes in accounting policies under IFRS

IFRS 2 – Share-based Payment

This standard affected the company in accounting for stock options and performance shares, which were provided to approximately 180 employees. In accordance with IFRS 2, the company has recognised the fair value of its share-based payments in personnel costs in the income statement over the vesting period, and has recognised a related component directly in equity, net of tax. Under Dutch GAAP these costs were kept off balance as there was no requirement to recognise them in the income statement.

The fair value of the company's share-based payment schemes was calculated using the Monte Carlo simulation model, resulting in an expense of € 5 million in 2004.

The company's performance shares granted in 2004 have vesting conditions which are not related to market conditions (EPS growth); if the vesting conditions are not met, charges previously taken will need to be reversed. In comparison, the company's stock options granted in 2004 are related to market conditions (Total Shareholder Return); a reversal of charges is not allowed, even if market conditions are not met.

IFRS 3 – Business Combinations

This standard requires that all business combinations must be accounted for by applying the purchase method, where all assets and (contingent) liabilities must be recognised at fair value on the acquisition date. Goodwill arising is to be carried at cost with periodic impairment reviews. The impact on the 2004 income statement is an income of € 2 million.

The value of goodwill and certain acquired brands, which the company also considers as having an indefinite useful life, was fixed at 1 January 2004.

IAS 16 – Property, Plant and Equipment

The exemptions in IFRS 1 with regard to fair value as deemed cost for property, plant and equipment, determined at 1 January 2004 by an external appraiser, resulted in a positive net impact on opening equity at 1 January 2004 of € 29 million. The impact on the 2004 income statement is not considered material.

IAS 19 – Employee Benefits

The company has both defined contribution and defined benefit pension plans.

For defined contribution pension plans, the company pays contributions to pension insurance plans, and has no further payment obligations once the contributions have been paid. The contributions are recognised as an expense when they are due.

For defined benefit pension plans, the company has an obligation to pay further contributions if the fund no longer holds sufficient assets to pay the benefits relating to the employee service life. For such schemes, the company is required to recognise on balance the funded status as of 1 January 2004. This is determined by periodic actuarial valuations, using the projected unit credit method. Within personnel costs in the income statement, a separate recognition of operating and financing costs for these schemes is also allowed.

On 1 January 2004, the company had a net deficit for its pension and other post-employment benefit plans in excess of provisions in the Dutch GAAP balance sheet of € 23 million, which has been recognised directly in equity. The impact on personnel costs in the 2004 income statement is not material.

The IASB had issued an amendment to IAS 19 allowing actuarial gains and losses to be taken directly to reserves. This proposed revision has been converted to a standard and was adopted by the European Union, and is effective from 1 January 2006, with earlier adoption allowed. The company has applied the revised standard voluntarily from the transition date (1 January 2004). The impact on equity for 2004 is € (4) million.

IAS 32 – Financial Instruments: Disclosure and Presentation

This standard affected the company in accounting for its convertible debenture loans. Under Dutch GAAP, these loans were carried at face value. Under IFRS, a company is required to recognise separately in its financial statements the liability and equity component of a compound financial instrument, such as a convertible loan.

The liability component is reported in liabilities and valued at the present value of the contractually determined future cash flows, discounted at the prevailing market interest rate for an equivalent straight bond. The equity component, which is the option granted to convert the debt instrument into shares of the company, is reported in equity and valued as the difference between the proceeds from the convertible debenture loan and the value of the liability component at the date of issuance, net of tax. The equity component remains unchanged throughout the life of the instrument, unless conversion takes place. The dedicated reserve is then released to retained earnings.

The company has applied the following effective interest rates at the date of issuance of the various convertible debenture loans:

> Convertible loan 2003: 6.7%
> Convertible loan 2000: 6.7%
> Convertible loan 1999: 6.5%

The result is a positive impact on the opening equity at 1 January 2004 of € 62 million, net of tax. The impact in the income statement is € (31) million in finance costs for 2004, since the interest expenses related to the convertible debenture loans are now calculated with the effective rather than nominal interest rate. This did not have any cash implication. Nearly half of this € 31 million related to the convertible debenture loan 2000, which was redeemed in June 2005.

IAS 37 – Provisions, Contingent Liabilities and Contingent Assets

Under IFRS, a restructuring provision could only be recognised when the announcement has been made before balance sheet date. Under Dutch GAAP, restructuring provisions did meet the recognition requirements and were recognised if, amongst others, the restructuring had been announced to the employees involved before the date of the publication of the financial statements.

For the company this resulted in an increase in opening equity at 1 January 2004 of € 7 million, caused by transferring certain restructuring provisions that were announced after the balance sheet date to the next year.

The company accounted for long-term provisions at nominal value under Dutch GAAP. Under IFRS all long-term provisions are discounted. The interest accrued on discounted provisions was recognised in 'Finance costs'. The impact of € 1 million is not considered material.

IAS 38 – Intangible Assets

This standard affected the company's accounting for software and development costs.

Under Dutch GAAP, software was classified as a tangible fixed asset. Under IFRS, the company has reclassified selected assets as intangible assets when the criteria specified within IAS 38 are met. The associated depreciation, amounting to € 4 million in 2004 is reclassified to 'Amortisation of intangible assets'.

With respect to development costs, the company initiated an internal process in 2004 to identify those development projects that meet the recognition criteria of IAS 38. The company started separate accounting for these development projects from 2005 onwards in order to be able to capitalise and amortise the expenditure as required under this standard.

IAS 39 – Financial Instruments: Recognition and Measurement
This standard affected the company in accounting for its derivative financial instruments. Derivatives are initially recognised on balance at fair value and subsequently remeasured also at fair value. The method of accounting for the resulting gain or loss depends on whether the derivative is designated as a hedge instrument, and if so, the nature of the item being hedged. The company has identified cash flow hedges as the only type of derivatives used in 2004.

Forward contracts:
Forwards contracts are used by the company to hedge the exposure to foreign currency risk in relation to the reporting currency of the company. The net foreign currency position is hedged externally by using currency borrowings, currency swaps and forward contracts.

The company has not applied hedge accounting for these forward contracts in 2004. The impact on opening equity at 1 January 2004 is € 7 million positive. The fair value movements have been recorded in 'Other financial income and expense' (€ (6) million for 2004).

Interest rate swaps:
The company had only one interest rate swap during 2004, which fixed its interest rate risk exposure on long-term debt. The company has applied hedge accounting for this interest rate swap in 2004. As a result, the effective portion of changes in the fair value of these derivatives, designated and qualifying as cash flow hedges, are recognised directly in equity. The impact on opening equity at 1 January 2004 was € (10) million and the fair value movement reported in equity over 2004 was € (8) million.

Consolidated income statement for the year ended 31 December 2004

€ million	2004 Dutch GAAP	IFRS 2 share-based payment	IAS 1 Presentation	IAS 16 Property, plant and equipment	IAS 32 Convertible loans	IAS 32 Derivatives	IAS 37 Provisions	IAS 38 Intangible assets	Other movements	2004 IFRS	
Net Sales	1,722	–	–	–	–	–	–	–	–	1,772	Sales
Movement in stocks of finished and semi-finished products	8	–	(8)	–	–	–	–	–	–	–	
Other operating proceeds	23	–	(4)	–	–	–	–	–	–	19	Other revenues
Total proceeds	**1,753**		**(12)**	**–**	**–**	**–**	**–**	**–**	**–**	**1,741**	**Total revenues**
Expenses											
Cost of raw materials	(494)	–	–	–	–	–	–	–	(3)	(497)	Cost of raw materials and consumables
	–	–	8	–	–	–	–	–	–	8	Movement in stocks of finished and semi-finished products
Personnel costs	(389)	(5)	(2)	–	–	–	(9)	–		(405)	Personnel costs
Depreciation and impairment of tangible fixed assets	(34)	–	–	(1)	–	–	–	4	–	(31)	Depreciation of property, plant and equipment
	–	–	(10)	–	–	–	–	–	–	(10)	Impairment of property, plant and equipment
Amortisation and impairment of intangible fixed assets	(3)	–	–	–	–	–	–	(2)	–	(5)	Amortisation of intangible assets
Exceptional items	(19)	–	(19)	–	–	–	–	–	–	–	Exceptional items
Other operating costs	(499)	–	(7)	–	–	–	1	–	2	(503)	Other operating costs
	–	–	6	–	–	–	–	–	–	6	Other income
Total operating expenses	**(1,438)**	**(5)**	**14**	**(1)**	**–**	**–**	**(8)**	**2**	**(1)**	**(1,437)**	
Operating result	315	(5)	2	(1)	–	–	(8)	2	(1)	304	Operating profit
Financial income and expense	(52)	–	(26)	–	(31)	(1)	(1)	–	–	(111)	Finance costs
	–	–	26	–	(6)	–	–	–	(1)	19	Other financial income
	–	–	–	–	–	–	–	–	4	4	Share in profit of joint ventures
Result on ordinary activities before taxation	263	(5)	2	(1)	(37)	(1)	(9)	2	2	216	Profit before tax
Tax on result on ordinary activities	(111)	1	–	–	11	–	2	–	(1)	(98)	Income tax expense
Result divestment group companies	2	–	(2)	–	–	–	–	–	–	–	
Result on ordinary activities after taxation	**154**	**(4)**	**–**	**(1)**	**(26)**	**(1)**	**(7)**	**2**	**1**	**118**	**Profit for the year**
Minority interests	(9)	–	–	–	–	4	–	–	–	(5)	
Net result	145	(4)	–	(1)	(26)	3	(7)	2	1	113	Profit for the year
Attributable to:											Attributable to:
Equity holders	145									113	Equity holders
Minority interest	9									5	Minority interest
	154									118	

Consolidated balance sheet at 31 December 2004

€ million	Dutch GAAP	IFRS 1 First-time	IFRS 2 share-based payment	IAS 1 presentation	IAS 12 Income taxes	IAS 16 Property, plant and equipment	IAS 19 Employee benefits	IAS 32 Convertible loans	IAS 32 Derivatives	IAS 37 Provisions	IAS 38 Intangible assets	Other movements	IFRS	
Intangible fixed assets	75	32	–	–	–	–	–	–	8	–	7	1	123	Intangible assets
Tangible fixed assets	291	29	–	–	–	(1)	–	–	–	–	(5)	–	314	Property, plant and equipment
Financial fixed assets	26	1	–	(22)	–	–	–	–	–	–	–	1	6	Investment in joint venture
	–	–	–	22	–	–	–	–	–	–	–	–	22	Other financial assets
Deferred tax assets	389	11	2	–	(30)	–	2	–	–	–	–	–	374	Deferred income tax assets
Fixed assets	781	73	2	–	(30)	(1)	2	–	8	–	2	2	839	Non-current assets
Stocks	168	5	–	–	–	–	–	–	–	–	–	–	173	Inventories
Trade debtors	213	1	–	59	–	–	–	–	–	–	–	–	273	Trade and other receivables
Other debtors	77	(5)	–	(68)	–	–	–	(5)	–	–	–	1	–	
	–	–	–	8	–	–	–	–	–	–	–	–	8	Current income tax receivable
	–	–	–	1	–	–	–	–	–	–	–	–	1	Derivative financial instruments
Cash and cash equivalents	223	(3)	–	–	–	–	–	–	–	–	–	–	220	Cash and cash equivalents
Current assets	681	(2)	–	–	–	–	–	(5)	–	–	–	1	675	Current assets
Total assets	**1,462**	**71**	**2**	**–**	**(30)**	**(1)**	**2**	**(5)**	**8**	**–**	**2**	**3**	**1,514**	**Total assets**
Capital and reserves	(341)	71	2	–	–	1	(4)	(34)	4	(7)	2	4	(302)	Capital and reserves
Minority interests	30	(7)	–	–	–	–	–	–	(5)	–	–	(1)	17	Minority interest
Total equity	(311)	64	2	–	–	1	(4)	(34)	(1)	(7)	2	3	(285)	Total equity
Long-term loans	1,209	(102)	–	–	–	–	–	32	–	–	–	1	1,140	Borrowings
	–	34	–	58	–	–	5	–	–	–	–	–	97	Employee benefits
Provisions	105	(4)	–	(91)	–	–	2	–	–	1	–	–	13	Provisions
Derivative financial instruments	–	1	–	–	–	–	–	8	10	–	–	(1)	18	Derivative financial instruments
Other financial liabilities	–	39	–	–	–	–	–	–	–	–	–	–	39	Other financial liabilities
Deferred tax liabilities	57	47	–	–	(30)	(2)	(1)	(11)	–	–	–	(2)	58	Deferred income tax liabilities
Non-current liabilities	1,371	15	–	(33)	(30)	(2)	6	29	10	1	–	(2)	1,365	Non-current liabilities
Trade creditors	170	2	–	181	–	–	–	–	–	–	–	–	353	Trade and other payables
Other creditors	231	(12)	–	(228)	–	–	–	–	(1)	8	–	2	–	
	–	2	–	46	–	–	–	–	–	(2)	–	–	46	Income tax liabilities
Short-term loans	1	–	–	–	–	–	–	–	–	–	–	–	1	Borrowings
	–	–	–	34	–	–	–	–	–	–	–	–	34	Provisions
Current liabilities	402	(8)	–	33	–	–	–	–	(1)	6	–	2	434	Current liabilities
Total equity														**Total equity**

Equity reconciliation under IFRS

Opening equity at 1 January 2004

Equity at 1 January 2004 under Dutch GAAP € million	**(469)**
IFRS 1 – Revaluation property, plant and equipment	29
IFRS 2 – Share-based payment	1
IAS 19 – Employee benefits	(23)
IAS 32 – Convertible loans	62
IAS 37 – Provisions	5
IAS 39 – Derivatives	(3)
Subtotal	**71**
Equity at 1 January 2004 under IFRS	**(398)**

Equity movement 2004

€ million	1 January 2004 IFRS	2004 Movements Dutch GAAP	2004 profit adjustments IFRS	2004 Direct equity movements IFRS: Options and derivatives	Impairment deferred income tax liabilities	Pensions actuarial losses	Other	31 December 2004 IFRS
Share capital	42	–	–	–	–	–	–	42
Share premium	1,027	–	–	–	–	–	–	1,027
Currency translation reserve	–	(14)	–	–	–	–	–	(14)
Stock option reserve	1	–	–	6	–	–	–	7
Revaluation reserve	29	–	–	–	2	–	–	31
Hedging reserve	(10)	–	–	(8)	–	–	–	(18)
Convertible bonds reserve	118	–	–	–	3	–	(31)	90
Retained earnings	(1,605)	143	(32)	–	–	(4)	31	(1,467)
Total equity	**(398)**	**129**	**(32)**	**(2)**	**5**	**(4)**	**–**	**(302)**

The 2004 movement Dutch GAAP in retained earnings of € 143 million consists of € 145 million net result attributable to shareholders, and € (2) million repurchase of shares subsidiaries.

Parent company financial statements

Parent company income statement of Royal Numico N.V. for the year ended 31 December 2005

€ million	2005	2004
Share in profit of subsidiaries (after taxation)	**231**	149
Other income and expenses (after taxation)	**(33)**	(36)
Profit for the year	**198**	**113**

Parent company balance sheet of Royal Numico N.V. (before proposed appropriation of profit)

€ million	31 December 2005	31 December 2004
Fixed assets		
Financial fixed assets	**1,405**	905
Current assets		
Receivables from subsidiaries	**2**	2
Other receivables	**11**	4
Cash and cash equivalents	**2**	7
	15	**13**
Total assets	**1,420**	**918**

€ million	31 December 2005	31 December 2004
Shareholders' equity		
Share capital	**48**	42
Share premium	**1,797**	1,027
Currency translation reserve	**5**	(14)
Revaluation reserve	**31**	31
Legal reserve	**7**	—
Retained earnings	**(1,406)**	(1,501)
Profit for the year	**198**	113
	680	**(302)**
Provisions		
Provision for deferred income taxes	**5**	17
Other provisions	**—**	98
	5	**115**
Long-term liabilities		
Convertible debenture loans	**298**	907
Long-term loans from subsidiaries	**338**	—
	636	**907**
Current liabilities		
Short-term loans	**—**	178
Payables to subsidiaries	**91**	—
Other payables	**8**	20
	99	**198**
Total equity and liabilities	**1,420**	**918**

I General information

Executive Board Report
Please refer to page 16 of this Annual Report.

II Summary of the significant accounting policies

Basis of preparation
The parent company financial statements of Royal Numico N.V. have been prepared in accordance with Part 9, of Book 2 of the Dutch Civil Code, using the accounting policies of the company's consolidated financial statements as permitted under article 362.8 of Part 9, of Book 2 of the Dutch Civil Code.

By using this article, the equity as included in the consolidated financial statements remains equal to the shareholders' equity as included in the parent company financial statements of Royal Numico N.V., which is generally accepted in the Netherlands.

This also means that the accounting policies for measurement and recognition of assets, liabilities, income and expense are similar to those as applied in the company's consolidated financial statements, except for investments in subsidiaries which are measured at net asset value as permitted under article 362.8 of Part 9, of Book 2 of the Dutch Civil Code. The net asset value of subsidiaries is determined by applying the company's accounting principles on the assets, liabilities and provisions of the subsidiaries and determining the subsidiaries' results by applying the company's own accounting principles. Results on transactions between the company and its subsidiaries are eliminated based on the company's ownership in the subsidiaries and to the extent that these results have not been realised as a result of third party transactions. Losses are not eliminated in case transactions with subsidiaries indicate a permanent diminution in the value of subsidiaries' assets. In case the net asset value of an investment in a subsidiary is negative and the company has the firm intention to enable the investment to settle its debts, a provision for a corresponding amount is recognised.

For the principles of valuation of all other assets and liabilities and for the determination of results reference is made to the notes to the consolidated financial statements. All accounting policies applied in 2005 have been consistently applied to the 2004 comparatives.

Transition to IFRS and effect of new accounting principles
The company applied a change in accounting policies, as a result of applying the accounting policies used to prepare the consolidated financial statements in accordance with article 362.8 of Part 9, of Book 2 of the Dutch Civil Code. The consolidated financial statements have been prepared in accordance with IFRS, please refer to page 53 ('Basis of preparation').

Previously, the parent company financial statements were prepared in accordance with Dutch GAAP. The change in accounting policies, which has been applied retrospectively, impacted shareholders' equity and profit for the year. The impact on shareholders' equity as per 1 January 2004 and 1 January 2005 amounts to € 71 million and € 39 million, respectively. The impact on profit for the year 2004 amounts to € 32 million. Please refer to note 31 'Transition to International Financial Reporting Standards' on page 87.

Transition to IFRS
The following summarises the impact on shareholders' equity at 1 January 2004 and profit for the year 2004 as a result of the change in accounting policies:

Equity 31 December 2003 under Dutch GAAP € million	**(469)**
IFRS adjustment net asset valuation of subsidiaries	8
IFRS 2 – Stock options (net of tax)	1
IAS 32 – Convertible loans (net of tax)	62
Subtotal	71
Equity 1 January 2004 under IFRS	**(398)**

Profit for the year 2004 under Dutch GAAP € million	**145**
IFRS 2 – Stock options (net of tax)	(3)
IAS 32 – Convertible loans (net of tax)	(20)
IAS – Derivatives	2
Other	(11)
Subtotal	(32)
Profit for the year 2004 under IFRS	**113**

Notes to the parent company financial statements

Other income and expense (after taxation)

€ million	2005	2004
Personnel costs	**(11)**	(4)
Financial income and expense	**(35)**	(46)
Other income	**13**	14
	(33)	**(36)**

The company employs no personnel. Personnel costs included in 'Other income and expense' relate entirely to stock option costs for employees within the group. For information on compensation of the company's key management, please refer to note 28 'Remuneration' on pages 79-85.

Financial fixed assets

€ million	31 December 2005	31 December 2004
Investments in subsidiaries	**561**	–
Loans to subsidiaries	**844**	905
	1,405	**905**

Movements in investments in subsidiaries can be specified as follows:

€ million	2005	2004
Balance 1 January	**(98)**	(228)
Change in accounting policies	**–**	8
Restated balance 1 January	**(98)**	(220)
Investments	**426**	–
Repurchase of shares subsidiaries	**(4)**	(2)
Share in profit of subsidiaries	**231**	171
Direct equity movements	**(13)**	(11)
Exchange rate differences	**19**	(14)
Net asset value 31 December	**561**	(98)
Transfer to provisions	**–**	98
Balance 31 December	**561**	**–**

At 31 December 2004 a provision of € 98 million was recognised for the negative net asset values of investments in subsidiaries where the company had the firm intention to enable these investments to settle their debts. As the net asset values of these subsidiaries became positive at 31 December 2005, this provision is no longer required.

A list of significant subsidiaries as required by articles 379 and 414 of Part 9, of Book 2 of the Dutch Civil Code is included on page 101 of this Report.

Movements in loans to subsidiaries can be specified as follows:

€ million	**2005**	2004
Balance 1 January	**905**	1,691
Additions	**543**	568
Redemptions	**(604)**	(1,354)
Net balance 31 December	**844**	**905**

At 31 December 2005 loans to subsidiaries included a long-term subordinated loan of € 301 million to Numico Financial Services S.A. and a long-term loan of € 543 million to Nutricia International B.V.

Other receivables
Other receivables include current income taxes amounting to € 10 million (2004: € 2 million).

Shareholders' equity
Movements in shareholders' equity can be specified as follows:

€ million	Share capital	Share premium	Currency translation reserve	Revaluation reserve	Legal reserve	Retained earnings	Profit for the year	Total equity
Balance 31 December 2004	42	1,027	(14)	–	–	(1,541)	145	(341)
Change in accounting principles	–	–	–	31	–	40	(32)	39
Restated balance 31 December 2004	42	1,027	(14)	31	–	(1,501)	113	(302)
Stock option costs	–	–	–	–	–	15	–	15
Cash flow hedges fair value losses (net of tax)	–	–	–	–	–	(2)	–	(2)
Actuarial losses defined benefit plans	–	–	–	–	–	(11)	–	(11)
Exchange rate differences	–	–	19	–	–	–	–	19
Appropriation of prior year profit	–	–	–	–	–	113	(113)	–
Profit for the year	–	–	–	–	–	–	198	198
Transfer (net of tax)	–	–	–	–	7	(6)	–	1
Increase in ownership of subsidiaries	–	–	–	–	–	2	–	2
Repurchase of shares subsidiaries	–	–	–	–	–	(6)	–	(6)
Issue of share capital – Mellin	2	215	–	–	–	(1)	–	216
Issue of share capital – financing of purchase price EAC Nutrition	4	546	–	–	–	(9)	–	541
Issue of share capital – stock options	–	9	–	–	–	–	–	9
Balance 31 December 2005	**48**	**1,797**	**5**	**31**	**7**	**(1,406)**	**198**	**680**

Please refer to note 18 'Equity' on page 72.

From total equity the currency translation reserve, revaluation reserve and legal reserve are not distributable. Any negative currency translation reserve must be compensated through a reservation of results for the same amount.

Share capital

The authorised capital of the company amounts to € 200 million consisting of 800 million shares of € 0.25 each, divided into 400 million ordinary shares and 400 million preference shares.

Number of issued shares € million	Ordinary shares	Total shares
Balance 1 January 2005	166,332,640	166,332,640
Shares issued:		
Issue of share capital – Mellin	6,711,409	6,711,409
Issue of share capital – financing of purchase price EAC Nutrition	16,591,252	16,591,252
Stock options	453,931	453,931
Convertible loans	3,015	3,015
Balance 31 December 2005	**190,092,247**	**190,092,247**

All ordinary shares issued have been fully paid. After full conversion of the balance of the convertible debenture loans and full exercise of the current outstanding stock options, the number of ordinary shares will rise to 210,062,131, an increase of 10.5% compared to the number of shares issued at year-end 2005. The issue of 453,931 shares related primarily to stock options. A number of 8,153,316 shares have been reserved for stock options, SARs and performance shares.

Cumulative preference shares

The company has given the foundation Stichting Continuïteit Numico the right to obtain cumulative preference shares in the capital of the company to a maximum of 99.9% of the share capital then issued. At year-end 2005 no preference shares have been issued.

Share premium

The premium is for an amount of € 1,022 million exempt from income tax in the Netherlands, when distributed in shares.

Currency translation reserve

As a result of the changes in financial reporting requirements in Part 9, of Book 2 of the Dutch Civil Code, the company decided to reset the currency translation reserve, relating to exchange rate differences of investments in subsidiaries, to zero at 31 December 2004.

Provision for deferred income taxes

The following net amounts (amounts are offset when a legal right to offset exists), are shown in the parent company balance sheet:

€ million	**31 December 2005**	31 December 2004
Deferred income tax assets	**9**	2
Deferred income tax liabilities	**(14)**	(19)
	(5)	(17)

The movement in deferred income taxes is as follows:

€ million	**Deferred income tax assets 2005**	**Deferred income tax liabilities 2005**	Deferred income tax assets 2004	Deferred income tax liabilities 2004
Balance 1 January	**2**	**19**	1	33
Recognised in the income statement	**3**	**(5)**	1	(11)
Recognised directly in shareholders' equity	**4**	**–**	1	–
Movement in tax rates	**–**	**–**	(1)	(3)
Balance 31 December	**9**	**14**	**2**	**19**

Long-term liabilities

The amount of long-term liabilities of € 636 million includes the convertible debenture loan 2003 of € 298 million and a long-term loan payable to Numico Financial Center B.V. amounting to € 338 million. This loan does not have a fixed maturity date but is rolled-forward on a three-month basis against interest charged at 2%. With regard to the convertible debenture loan 2003 please refer to note 19 'Borrowings' on page 73.

Payables to subsidiaries

This item reflects accrued interest on the long-term loan of € 338 million.

Other payables

Other payables mainly relate to accrued interest on the convertible debenture loan 2003.

Guarantee commitments

Besides the liability statements issued within the framework of article 403 of Part 9, of Book 2 of the Dutch Civil Code regarding all domestic subsidiaries (except Nutricia Poland B.V.), Royal Numico N.V. has entered into guarantee agreements with a number of banks, amongst others concerning credit facilities for subsidiaries mainly outside the Netherlands, for a total amount of € 83 million (2004: € 183 million).

In addition, the company is severally liable in relation to the German joint venture HTMa.

Furthermore, guarantees have been given concerning the liabilities of Irish subsidiaries.

Fiscal unity

The company forms a fiscal unity with the Dutch subsidiaries (except Nutricia Poland B.V.) for income tax purposes. In accordance with the standard conditions the company and the subsidiaries that are part of the fiscal entity are severally liable for taxation payable by the company.

Related parties

The transactions between Royal Numico N.V. and its related parties comprise i) long-term loans receivable from its subsidiaries Numico Financial Services S.A. and Nutricia International B.V (please refer to the note on 'Financial fixed assets' in these company only financial statements); ii) a long-term loan payable to its subsidiary Numico Financial Center B.V. (please refer to the note 'Long-term liabilities'); and iii) the cost recognised in the income statement above in respect of share-based payments (please refer to note 28 'Remuneration' beginning page 79).

Schiphol, 22 February 2006

Executive Board	Supervisory Board
Jan Bennink	Rob Zwartendijk
Chris Britton	Marco Fossati
Jean-Marc Huët	Hessel Lindenbergh
Rudy Mareel	Steven Schuit
Niraj Mehra	Barrie Spelling
Ajai Puri	Emiel van Veen
	Per Wold-Olsen

Numico shareholder base

Pursuant to the 1996 Disclosure of Major Holdings in Listed Companies Act, legal and natural persons who achieve a capital interest and/or voting rights of 5, 10, 25, 50 or 66.6% by acquiring or transferring securities in a N.V. ('naamloze vennootschap', a company limited by shares), or whose capital or interest exceed or fall below such levels, are required to disclose this to the company concerned and the Netherlands Authority for the Financial Markets (AFM). On 6 January 2004, ING Groep N.V. reported an interest of 9.99%.

Total numbers of shares outstanding (institutional holdings)



- UK 36%
- USA 21%
- The Netherlands 17%
- Switzerland 13%
- Germany 5%
- France 2%
- Rest of Europe 4%
- Rest of the World 2%

Institutional and private investors



- Institutional investors 90%
- Private investors 10%

Dividend

Numico's level of shareholders' equity has substantially improved in 2005, allowing the company to resume the payment of dividends. Numico's new dividend policy is determined by Numico's strong growth profile and significant organic investment opportunities. In summary, the company aims for a dividend pay-out ratio of 20%, to be reached in the medium term (± 5 years). Numico's shareholders have the option to choose for either a cash or a stock dividend. Dividends will be declared and paid on a yearly basis.

Numico will propose to the Annual General Meeting of Shareholders to pay a dividend related to 2005 of € 0.15 per ordinary share. The dividend will be paid out fully in ordinary shares or fully in cash (after deduction of 25% withholding tax) at the shareholder's option. The stock dividend will be equal to the value of the cash dividend, barring any rounding effects. The ex-dividend date will be 5 May 2006 and the payment date will be 29 May 2006.

Important dates in 2006

2 May 2006	Results first quarter 2006
3 May 2006	Annual General Meeting of Shareholders
3 August 2006	Results second quarter 2006
9 November 2006	Results third quarter 2006

Share data[1]

Information per share in €	**2005**	2004	2003
Operating result before amortisation[2]	**2.72**	2.00	2.20
Operating result	**2.09**	1.83	(3.51)
Attributable to equity holders	**1.15**	0.68	(3.03)
Free cash flow	**(0.58)**	0.69	7.20
Shareholders' equity	**3.95**	(1.81)	(2.82)
Dividend	**0.15**	0.00	0.00
Share price (intra-day) in €			
High	**36.86**	27.78	22.60
Low	**26.66**	21.76	4.31
Year-end	**34.90**	26.53	21.91
Issued Ordinary Shares million			
At year-end	**190.09**	166.33	166.22
Daily volume			
Average	**713,049**	684,751	1,096,744
High	**5,643,704**	3,445,701	9,505,779
Low	**152,437**	36,622	53,965

[1]Figures for 2005 and 2004 are based on IFRS. 2003 based on Dutch GAAP.
[2]Excluding exceptional items.

Share price movement January 2005 – December 2005

AEX Index and Bloomberg European Food Index, indexed on the basis of Numico's share price on 3 January 2005.



Share price in €
Volume (millions)
Numico
Bloomberg European Food Index
40
35
30
25
20
15
6
5
4
3
2
1
0
January
February
March
April
May
June
July
August
September
October
November
December

Definitions

Comparable basis
At constant scope of consolidation and constant exchange rates. Constant exchange rate is prior year at current year's exchange rate.

Constant scope
Constant scope of consolidation, meaning organic growth, or total sales (or EBITA, or EBITA margin) excluding acquired, discontinued and divested businesses.

Continued basis
Total sales (or EBITA, or EBITA margin), excluding discontinued and divested businesses.

Fixed assets
Total of property plant and equipment, intangible assets, financial assets and deferred income assets.

Free cash flow
Free cash flow contains the cash flow from operating activities and the cash flow from investment activities.

Guarantee capital
Total of capital and reserves, minority interests and subordinated loans.

Margin
Sales less cost of raw materials and consumables and less movement in inventories of finished and semi-finished goods.

Net capital employed
Total of intangible assets, property plant and equipment, inventory and non-interest bearing debtors, less all short-term creditors excluding amounts owed to credit institutions, short-term loans, taxes and dividends payable.

Net interest expense[1]
Interest due and payable for the period adjusted for:

> any amount receivable or payable under interest rate or currency hedging agreements or instruments;
> interest receivable in respect of any investment, deposit or loan.

Normalised profit for the year
Profit for the year excluding exceptional items, result divestments and discontinued businesses, all after tax.

Number of employees
All company full- and part-time employees including temporary employees and paid overtime, converted on a full-time annual basis.

Operating result before amortisation or EBITA
Operating result before amortisation and impairment of intangible assets and excluding exceptional items.

Operating result before depreciation and amortisation or EBITDA
Operating result before depreciation and impairment of property plant and equipment, amortisation and impairment of intangible assets and excluding exceptional items.

Return on sales or EBITA margin
EBITA as a percentage of sales.

Total net debt[1]
The aggregate amount of all obligations in respect of financial indebtedness:

> the carrying value of the convertible debenture loans;
> bank loans;
> other loans;
> any indebtedness in respect of any derivative transactions;

but excluding:
> any interest or fees;
> any liabilities that are fully cash collateralised;

less the aggregate amount of:
> cash balances;
> liquid short-term investments/deposits.

Trade working capital
Total of inventory, trade receivables and trade creditors.

[1] As defined in bank covenants.



Jan Bennink
President and Chief Executive Officer
Company Secretary
Corporate Communications
Corporate Human Resources
Jean-Marc Huët
Member of the Executive Board
Chief Financial Officer
Corporate Controlling and Reporting
Corporate Treasury
Mergers and Acquisitions
Investor Relations
General Counsel
Tax
Corporate IT
Chris Britton
Member of the Executive Board
President Baby Food Division
UK/Ireland
Benelux
Germany
Central/Southern Europe
Eastern Europe
Asia-Pacific/MELA
Indonesia
Rudy Mareel
Member of the Executive Board
President Clinical Nutrition Division
UK/Ireland/SHS
The Netherlands
Central Europe/Nordics
Southern Europe
Emerging Markets
North America
Mark Wilson*
President
Dumex
China
Malaysia
Thailand
Vietnam
Phillippines
India
Niraj Mehra
Member of the Executive Board
President Operations Division
Purchasing Worldwide
Manufacturing Baby Food
Manufacturing Clinical Nutrition
Supply Chain
Ajai Puri
Member of the Executive Board
President R&D and Product Integrity
Numico Research
Quality and Food Safety
Product Development
Scientific and Regulatory Affairs

* As of 2 January 2006. Mark Wilson will be nominated for appointment to the Executive Board at the General Meeting of Shareholders on 3 May 2006.

Major Subsidiaries

Wholly-owned, unless otherwise mentioned.

General
Numico Trading B.V., Schiphol Airport, the Netherlands
Numico Financial Center B.V., Schiphol Airport, the Netherlands
Numico Beheer B.V., Schiphol Airport, the Netherlands
Numico Research B.V., Wageningen, the Netherlands
Numico Nederland B.V., Schiphol Airport, the Netherlands
Nutricia International B.V., Schiphol Airport, the Netherlands
Nutricia Export B.V., Schiphol Airport, the Netherlands
Nutricia Poland B.V. (50%), Schiphol Airport, the Netherlands
Numico Research Pty Ltd., Oakden, Australia
CLF GmbH, Friedrichsdorf, Germany
UK Holdings CAP (Commonwealth, Asia and Pacific) Ltd, Trowbridge, UK
EAC Nutrition Ltd. A/S, Copenhagen, Denmark[1]
International Nutrition Co. Ltd. A/S, Copenhagen, Denmark[1]
INC Shanghai (Holding) Limited A/S, Copenhagen, Denmark[1]

Northern Europe
N.V. Nutricia, Zoetermeer, the Netherlands
Nutricia Nederland B.V., Zoetermeer, the Netherlands
Nutricia Cuijk B.V., Cuijk, the Netherlands
Nutricia Holdings Ltd., Trowbridge, UK
Nutricia Ltd., Trowbridge, UK
Scientific Hospital Supplies Ltd., Liverpool, UK
Nutricia Ireland Ltd., Dublin, Ireland
Numico Infant Nutrition Group, Dublin, Ireland
Nutricia Financial Services Ltd., Dublin, Ireland
Nutricia Infant Nutrition Group Ltd., Wexford/Macroom, Ireland
Nutricia A/S, Allerød, Denmark
Nutricia Norway A/S, Oslo, Norway
Nutricia Baby OY, Helsinki, Finland
Nutricia Clinical OY, Turku, Finland
Nutricia Nordica AB, Stockholm, Sweden

Central Europe
Pfrimmer Nutricia GmbH, Erlangen, Germany
Milupa GmbH, Friedrichsdorf, Germany
Nutricia Deutschland GmbH, Friedrichsdorf, Germany
Nutricia Grundstücksverwaltungs GmbH, Friedrichsdorf, Germany
Milupa GmbH, Puch, Austria
Nutricia Nahrungsmittel GmbH, Vienna, Austria
Nutricia Healthcare S.A., Châtel-Saint-Denis, Switzerland
Milupa S.A., Domdidier, Switzerland
Nutricia S.A., Domdidier, Switzerland

Southern Europe
N.V. Nutricia België, Bornem, Belgium
N.V. Milupa, Bornem, Belgium
Nutricia S.A., Paris, France
Milupa S.A., Paris, France
Nutricia Nutrition Clinique S.A.S. Paris, France
Nutricia Italia S.p.A., Milan, Italy
Mellin S.p.A, Milan, Italy
Nutricia S.A., Madrid, Spain
Nutricia S.A., Valdemoro, Spain
Milupa Portuguesa L.D.A., Linda-A-Velha/Benavente, Portugal
Nutricia Portugal L.D.A., Lisbon, Portugal

Eastern Europe
Numil Hellas S.A., Nea Kifissia, Greece
Numil Gida Ürünleri San ve Tic., Istanbul, Turkey
Numil Hungary Kft., Budapest, Hungary
Nutricia Polska Sp. z.o.o. (49.9%), Opole, Poland
Nutricia Krotoszyn Sp. z.o.o. (50.0%), Krotoszyn, Poland
Nutricia a.s., Prague, Czech Republic
Deva a.s., Nové Mesto, Czech Republic
Nutricia Slovakia s.r.o., Bratislava, Slovak Republic
OAO Istra Nutricia Baby Food (98.9%), Istra, Russia
Nutricia Russia LLC (99.7%), Moscow, Russia
Nutricia – Ukraine LLC, Kiev, Ukraine

Asia-Pacific, Americas
PT Sari Husada Tbk (98.6%), Yogyakarta, Indonesia
PT Nutricia Indonesia Sejahtera, Jakarta, Indonesia
Nutricia Asia-Pacific Holdings Pte Ltd, Singapore[1]
Nutricia (Asia-Pacific) Ltd., Wanchai, Hong Kong, China
Nutricia Pharmaceutical Company, Wuxi, China
International Nutrition Co. Ltd. Shanghai, Shanghai, China[1]
Dumex Ltd. Thailand, Sumutprakarn, Thailand[1]
Dumex (Malaysia) Sdn. Bhd. Negeri Selangor Darul Ehsan, Malaysia[1]
Vietnam Nutrition Joint Stock Co, Ho Chi Minh City, Vietnam[1]
Dumex Philippines Inc. Libis Quezon City, Philippines[1]
Dumex India Pvt Ltd., Harayana, India[1]
Nutricia Australia Pty Ltd., Sydney, Australia
Nutricia Ltd., Auckland, New Zealand
Scientific Hospital Supplies USA Inc, Rockville, USA
Kasdorf S.A., Buenos Aires, Argentina
Support Produtos Nutricionais Ltda., Rio de Janeiro, Brazil

In connection with the liability of Royal Numico N.V. for almost all its subsidiaries in the Netherlands pursuant to Article 403, paragraph 1 of Book 2, Dutch Civil Code, these subsidiaries use the available exemption concerning the directives with regard to the Annual Accounts as provided for in Article 403 of Book 2, Dutch Civil Code.

[1] Consolidated starting 2006.

Robert Zwartendijk (Dutch, 1939)
Period of appointment from 1994 through 2006
Chairman Supervisory Board Nutreco Holding N.V., Blokker Holding B.V., Member Supervisory Board Randstad Holding N.V.

Marco Fossati (Italian, 1959)
Period of appointment from 2005 through 2009
President Findim Group SA, President Star Stabilimento Alimentare S.p.A.

Hessel Lindenbergh (Dutch, 1943)
Period of appointment from 2003 through 2007
Chairman Supervisory Board NIB Capital N.V., Spyker Cars N.V., Member Supervisory Board DHV Holding B.V., Gamma Holding N.V., Petroplus International N.V., Reggeborgh Groep. Member Board of Trustees University of Amsterdam.

Steven Schuit (Dutch, 1942)
Period of appointment from 2005 through 2009
Of counsel, Allen & Overy, specialising in corporate finance. Chairman of de Baak, Management Centrum VNO-NCW. Professor International Commercial and Financial Law, University of Utrecht. Founder and Member of the Board of Grotius Academy.

Barrie Spelling (British/American 1944)
Period of appointment from 2004 through 2008
President St Luke's LifeWorks, Connecticut. President of BMS Ltd., an investment company, Connecticut. Chairman of the Trust and Director Institute Of Direct and Interactive Marketing, UK. Member of the Advisory Board, Miss O and Friends, Connecticut.

Emiel van Veen (Dutch, 1939)
Period of appointment from 2002 through 2006
Supervisory Board Member of Beter Bed Holding. N.V. (vice-chairman), Blokker Holding B.V., Docdata N.V. (chairman), Nabuurs Groep Haps B.V. Member of the Board of Stichting administratiekantoor CSM, Member of the Supervisory Board of the University hospital/faculty (LUMC) Leiden.

Per Wold-Olsen (Norwegian/American, 1947)
Period of appointment from 2003 through 2007
Management Committee Member and President Human Health Intercontinental (HHI), Merck & Co., Inc., Member of the Board of Directors of Sanofi Pasteur MSD, Member of the Oversight Committee of the Merck Foundation, Member of the Europe Committee of PhRMA (Pharmaceutical Research and Manufacturers of America).

Jan Bennink (Dutch, 1956)
President and Chief Executive Officer
Appointed May 2002
Previous experience
Groupe Danone (1995-2002)
Joh. A. Benckiser (1989-1995)
Procter & Gamble (1982-1988)
External positions
Advisory Council ABN AMRO Holding N.V. (Netherlands)
Board Member, Kraft Foods Inc. (USA)

Chris Britton (British, 1957)
President, Baby Food Division
Appointed February 2003
Previous experience
Diageo (1995-2003)
Grand Metropolitan (1982-1995)

Jean-Marc Huët (Dutch, 1969)
Chief Financial Officer
Appointed March 2003
Previous experience
Goldman Sachs International (1993-2003)
Clement Trading (1991-1993)

Rudy Mareel (Belgian, 1963)
President, Clinical Nutrition Division
Appointed May 2003
Previous experience
Becton, Dickinson and Co. (1991-2003)
Abbott Diagnostics Division (1987-1991)

Niraj Mehra (British, 1954)
President, Operations
Appointed October 2002
Previous experience
Groupe Danone (1993-2002)
Mars (1976-1993)
External position
Supervisory Board Member, Budelpack (Netherlands)

Ajai Puri (American, 1953)
President, Research & Development and Product Integrity
Appointed June 2003
Previous experience
The Minute Maid Company (1981-2003)

Nominated for appointment in 2006:

Mark Wilson (British, 1952)
President, Dumex
Previous Experience
EAC Group & EAC Nutrition (1995-2005)
GlaxoSmithKline Beecham (1974-1995)

Declaration of independence

Declaration of independence
The Executive Board of Royal Numico N.V. and the Board of the Stichting Continuïteit Numico hereby declare that, according to their joint discretion, the independence of the Members of the Board of Stichting Continuïteit Numico meets the requirements as referred to in Schedule X of the Stock and Securities Regulation of Euronext Amsterdam N.V. in Amsterdam.

Schiphol, 22 February 2006

Royal Numico N.V.
The Executive Board

Stichting Continuïteit Numico
The Board

Report of 'Stichting Continuïteit Numico'

In compliance with Schedule X of the Stock and Securities Regulation of Euronext Amsterdam N.V. the Board herewith declares that an agreement has been concluded with Royal Numico N.V. whereby an option has been granted to the Foundation to subscribe for preference shares up to a maximum of 99.9% into the then outstanding capital of the company. In the year under review no preference shares were acquired.

The Board met once to discuss the activities of the company.

Schiphol, 22 February 2006

The Board of the 'Stichting' consists of:
Syb Bergsma
Rob Bonnier
Jan Hovers

Stichting Continuïteit Numico
The Board

To the General Meeting of Shareholders of Royal Numico N.V.

Introduction

In accordance with your assignment we have audited the financial statements of Royal Numico N.V., Amsterdam, for the year ended 31 December 2005 as set out on pages 49 to 96. These financial statements consist of the consolidated financial statements and the parent company financial statements. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore, we have to the extent of our competence, established that the Executive Board Report is consistent with the consolidated financial statements.

Opinion with respect to the parent company financial statements

In our opinion, the parent company financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result for the year then ended in accordance with accounting principles as generally accepted in the Netherlands and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Furthermore, we have to the extent of our competence, established that the Executive Board Report is consistent with the parent company financial statements.

Amsterdam, 22 February 2006

PricewaterhouseCoopers Accountants N.V.
Paul Baart RA

Other information

Proposed appropriation of profit € million	**2005**
Profit for the year	**198**
Proposed dividend	**29**
Added to retained earnings	**169**

In the General Meeting of Shareholders on 3 May 2006, a dividend of € 0.15 per ordinary share will be proposed. This proposed dividend is not included in these financial statements.

Profit distribution according to Articles of Association
Summary of Article 30:
The net profit as stated in the approved financial statements is, after distribution of the mandatory percentage on the cumulative preference shares and addition to the reserves, at the disposal of the General Meeting of Shareholders.

www.numico.com

Royal Numico N.V.
P.O. Box 75538, 1118ZN Schiphol Airport
The Netherlands. +31 (0)20 456 9000

NUMICO



NUMICO

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www.numico.com

Royal Numico N.V.
P.O. Box 75538, 1118ZN Schiphol Airport
The Netherlands. +31 (0)20 456 9000



NUMICO

OUR LEADING BRANDS CLINICAL NUTRITION

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SHS
XP Maxamum
phenylketonuria

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Easiphen
Ready-to-drink high-energy protein substitute, for PKU


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Low volume, lower energy protein substitute, for PKU

Written and produced by Numico Corporate Communications
Designed by Addison Corporate Marketing Ltd.
Board photography by Jaap van den Beukel
Product photography by Ben Jennings

www.numico.com

Royal Numico N.V.
P.O. Box 75538, 1118ZN Schiphol Airport
The Netherlands. +31 (0)20 456 9000